Management’s Discussion and Analysis
and
Condensed Consolidated Financial Statements
September 30, 2020
(Unaudited)

INTERNATIONAL FINANCE CORPORATION	Page 2

Management's Discussion and Analysis

September 30, 2020

List of Tables
Table 1:	FY21 Q1 vs FY20 Q1 Long-Term Finance Commitments (Own Account and Core Mobilization)	7
Table 2:	Funds Managed by AMC and their Activities FY21 Q1 vs FY20 Q1	9
Table 3:	IFC's Capital	12
Table 4:	IFC's Retained Earnings	12
Table 5:	Main Elements of Net Income and Comprehensive Income	14
Table 6:	Change in Net Income FY21 Q1 vs FY20 Q1	15
Table 7:	Individual and Portfolio Provisions (Release of Provisions) FY21 Q1 vs FY20 Q1	17
Table 8:	Net Unrealized Gains and Losses on Non-Trading Financial Instruments FY21 Q1 vs FY20 Q1	20
Table 9:	Other Comprehensive Income (Loss) - Unrealized Gains and Losses on Debt Securities and Borrowings FY21 Q1 vs FY20 Q1	21

List of Figures
Figure 1:	Carrying Amount of Loan Portfolio	16
Figure 2:	Non-Performing Loans	16
Figure 3:	Loan Loss Reserve for Disbursed and Undisbursed Loans	17
Figure 4:	Carrying Amount of Equity Investments Portfolio	18
Figure 5:	Carrying Amount of Debt Securities Portfolio	19

INTERNATIONAL FINANCE CORPORATION	Page 3

Management's Discussion and Analysis

I.	INTRODUCTION
This document should be read in conjunction with the International Finance Corporation’s (IFC or the Corporation) consolidated financial statements and management’s discussion and analysis issued for the year ended June 30, 2020 (FY20). IFC undertakes no obligation to update any forward-looking statements.
BASIS OF PREPARATION OF IFC’S CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
The accounting and reporting policies of IFC conform to accounting principles generally accepted in the United States (GAAP). IFC’s accounting policies are discussed in more detail in Note A to IFC’s condensed consolidated financial statements as of and for the three months ended September 30, 2020 (FY21 Q1 condensed consolidated financial statements).
Prior to the year ended June 30, 2020 (FY20), management used Income Available for Designations (a non-GAAP measure) as a basis for designations of retained earnings. Income Available for Designations generally comprised net income excluding: net unrealized gains and losses on equity investments and net unrealized gains and losses on non-trading financial instruments accounted for at fair value, income from consolidated entities other than AMC1, and expenses reported in net income related to prior year designations.
IFC reviewed the calculation of Income Available for Designations in FY20 due to the adoption of ASU 2016-01, Recognition and Measurement of Financial Assets and Liabilities (ASU 2016-01) in the year ended June 30, 2019 (FY19) which resulted in all unrealized gains and losses on equity investments being reported in Net Income. Beginning in FY20, IFC uses "income excluding unrealized gains and losses on investments and borrowings and grants to IDA" as the metric for Income Available for Designations.

II.	SELECTED FINANCIAL DATA AND FINANCIAL RATIOS

	As of and for the three months ended		As of and for the year ended
Investment Program (US$ millions)	September 30, 2020	September 30, 2019	June 30, 2020
Long-Term Finance Own Account Commitments	$1,153	$1,398	$11,135
Core Mobilization	1,681	1,157	10,826
Total Long-Term Finance Commitments (Own Account and Core Mobilization)	$2,834	$2,555	$21,961
Condensed Consolidated Statement of Operations (US$ millions)
Net income (loss)	$684	$(168)	$(1,672)

Key Financial Ratios[2]	As of September 30, 2020	As of September 30, 2019	As of June 30, 2020
Deployable strategic capital (DSC) as a percentage of Total Resources Available (TRA)	18.8%	14.8%	17.9%
Cash and liquid investments as a percentage of next three years’ estimated net cash requirements	108%	92%	96%
Debt to equity ratio	2.2:1	2.0:1	2.2:1
Return on average assets (GAAP basis)	2.8%	(0.7)%	(1.7)%
Return on average capital (GAAP basis)	10.7%	(2.4)%	(6.3)%
IFC’s Capital Adequacy, as measured by DSC was 18.8% at the end of FY21 Q1, higher than the 17.9% level at the end of FY20. The 0.9 percentage points (pp) increase was largely due to the reduction in capital required to support IFC’s business.
IFC’s debt-to-equity ratio was 2.2:1, well within the maximum of 4:1 required by the policy approved by IFC’s Board of Directors and IFC’s overall liquidity as a percentage of the next three years' estimated net cash needs stood at 108%, above the minimum requirement of the Board of 45%.
1 Effective January 31, 2020, IFC Asset Management Company, LLC (AMC) was merged into IFC. IFC, as the successor to AMC, has assumed all the assets, rights, liabilities and obligations of AMC. The AMC business is now operated as a division within IFC. This change did not have a significant impact on IFC's financial position, results of operations or cash flows.
2 Returns on average assets and capital are annualized.

INTERNATIONAL FINANCE CORPORATION	Page 4

Management's Discussion and Analysis

III.	OVERVIEW
IFC is the largest global development institution focused on the private sector in developing countries. Established in 1956, IFC is owned by 185 member countries, a group that collectively determines its policies. IFC is a member of the World Bank Group (WBG)3 but is a legal entity separate and distinct from IBRD, IDA, MIGA, and ICSID, with its own Articles of Agreement, share capital, financial structure, management, and staff. Membership in IFC is open only to member countries of IBRD.
In April 2018, the Board of Governors approved a capital increase package comprising: (i) a three-step capital raising process: Conversion of a portion of retained earnings into paid-in capital, a Selective Capital Increase (SCI) and a General Capital Increase (GCI) that would provide up to $5.5 billion in additional paid-in capital; (ii) a planned suspension of grants to IDA after the conclusion of the IDA 18 replenishment cycle; and (iii) internal measures for increased efficiency.
The GCI and SCI Resolutions were adopted and became effective on April 16, 2020 and the subscription process was formally launched on April 22, 2020. Accordingly, the increase in authorized capital and the conversion of a portion of retained earnings to paid-in capital were recorded in the three months ended June 30, 2020 (FY20 Q4).
In FY21 Q1, IFC made $1.1 billion in long-term investments from its own account and mobilized $1.7 billion from other investors, a total of $2.8 billion in long-term financing. These investments supported 34 long-term finance projects in developing countries. In addition, IFC extended $1.6 billion in short-term trade finance. In total, IFC had a combined delivery of long-term and short-term commitments $4.4 billion in FY21 Q1.
COVID-19 SUPPORT PACKAGE
In March 2020, in response to the global outbreak of the coronavirus disease (COVID-19), IFC’s Board of Directors approved a COVID-19 support package in the amount of $8 billion, as part of a WBG package.
The IFC response has four components:

•
$2 billion from the Real Sector Crisis Response Facility, which will support existing clients in the infrastructure, manufacturing, agriculture and services industries. IFC will offer loans to companies in need, and if necessary, make equity investments. This instrument will also help companies in the healthcare sector that are seeing an increase in demand.

•	$2 billion from the existing Global Trade Finance Program, which will allow financial institutions to provide trade financing to companies that import and export goods.

•
$2 billion from the Working Capital Solutions program, which will provide funding to emerging-market banks to extend credit to help businesses shore up their working capital and thereby maintain viable private sector firms.

•
$2 billion from the Global Trade Liquidity Program, and the Critical Commodities Finance Program, both of which offer risk-sharing support to local banks so they can continue to finance viable companies in emerging markets.

In FY21 Q1, IFC committed $531 million under the COVID Fast Track Facility, and another $58 million was mobilized for these projects from private sector partners (In FY20, IFC's investments from its own account under the COVID Fast Track Facility included $1.5 billion in long term commitments, and $2.0 billion in Short-term trade finance. IFC also mobilized $565 million from third parties for projects under the COVID Fast Track Facility).
COVID-19 IMPACT ASSESSMENT
In light of COVID-19, IFC continues to face additional credit, market and operational risks for its financial activities. The extent of the impact on IFC’s investment (debt and equity investments) and treasury (liquid assets and borrowings) portfolios remains uncertain and continues to evolve. IFC continues to monitor developments and manage the risks associated with these portfolios. IFC’s response is within its existing financial, operational, and risk management policies as well as prescribed limits, which have not been modified as a result of the planned response to the outbreak.
The outbreak of COVID-19, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Governments and central banks reacted with significant monetary and fiscal interventions designed to stabilize economic conditions.
TREASURY PORTFOLIOS
As of September 30, 2020, IFC had sufficient resources to meet its liquidity requirements and continues to access capital market resources to fund its liquidity requirements. IFC continues to maintain a robust liquidity position and flexibility to access the necessary liquidity resources, mainly as a result of its prudent approach to liquidity management.  IFC experienced widening of credit spreads in its liquid asset and funding portfolios during the three months ended March 31, 2020 (FY20 Q3) which largely reversed in FY20 Q4 and FY21 Q1. Management remains vigilant in assessing funding in the medium and longer-term to manage the effect of possible severe market movements.
3 The other institutions of the WBG are the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID).

INTERNATIONAL FINANCE CORPORATION	Page 5

Management's Discussion and Analysis

INVESTMENT PORTFOLIOS
Recognizing there is a heightened degree of uncertainty and judgment in incorporating the impact of COVID-19, IFC utilized, where available, comparator, sector and country information, in addition to discounted cash flow models, in valuing its equity investment portfolio at September 30, 2020.  Valuations of equity investments at September 30, 2020 were higher than as of June 30, 2020 reflecting prevailing market conditions.  Debt securities and loans accounted for at fair value that do not have available market prices were primarily valued using discounted cash flow approaches and reflected spreads at September 30, 2020. Unrealized gains from loans and debt securities reported in FY21 Q1 were primarily due to the favorable impact of higher interest rates in certain currencies on currency and interest rate swaps that are used to economically hedge loans and available-for-sale debt securities.
IFC recognizes impairment on loans not carried at fair value through a reserve against losses.  The reserve against losses on loans reflects management’s estimates of a portfolio reserve for expected losses determined from the historical loss rates, adjusted for qualitative factors, and forecasted expected losses on the segments associated with the loan class with similar risk characteristics, and an individual reserve which is a separate reserve representing the reserves assigned to individually evaluated loans that do not share similar risk characteristics with other loans. Reserves against losses on loans as of September 30, 2020 reflects credit risk assessments as of that date.  The assessment of level of reserves against losses currently carries a heightened degree of uncertainty and judgment in incorporating the impact of COVID-19.  In evaluating the appropriateness of IFC’s reserves against losses at September 30, 2020, IFC has considered the impact of COVID-19 largely through its rating system that classifies its loans according to credit worthiness and risk. The reserve against losses on loans at September 30, 2020 included a qualitative overlay of $40 million ($63 million at June 30, 2020; $121 million at March 31, 2020). Accordingly, the FY21 Q1 portfolio provision release included a reduction of $23 million of the qualitative overlay related to estimated losses caused by the impact of COVID-19 which have since been reflected in the credit ratings of individual borrowers at September 30, 2020, but uncertainty remains.
Valuations of equity investments, debt securities and certain loans reported at fair value and reserves against losses reflect management’s best estimates as of September 30, 2020.
Beginning in FY20 Q4, IFC implemented a loan modification program in response to requests received from borrowers for short-term modifications such as payment deferrals under existing loans that are related to COVID-19 including establishing appropriate governance over the approval process for such requests. As of September 30, 2020, 13 suspension agreements had been signed, deferring $12 million of principal payments (As of June 30, 2020, 9 suspension agreements deferring $10 million of principal payments).
OPERATIONAL CONSIDERATIONS
Home-based work has been invoked for all IFC offices throughout the world, with certain exceptions, in line with IFC’s business continuity procedures. In addition, IFC has adopted other prudent measures to ensure the health and safety of its employees, including imposing travel restrictions, rescheduling public events or holding them in virtual format.  IFC’s operations remain functional, even with these significant changes in working arrangements.
FORWARD-LOOKING CONSIDERATIONS
While the duration of the COVID-19 pandemic and its effects are difficult to predict at this time, IFC has continued to operate its core business functions effectively by utilizing technology for remote work, and by leveraging its extensive local presence in client countries around the world.
Management has finalized the office reopening framework that prioritizes staff health and safety while taking into consideration risks including business continuity. The office reopening framework provides for the incremental return to office and on-site business activities in stages or "tiers," allowing for enough time in between tiers to fully assess risk and preparedness indicators. IFC continues to monitor risks associated with COVID-19 and prepare plans to respond in case the situation deteriorates.
The length and severity of the pandemic and its impact on the financial results and condition of IFC in future periods cannot be reasonably estimated at the current time.
IFC has incorporated its best estimates and judgment in reporting assets and liabilities on its September 30, 2020 condensed consolidated balance sheet which may vary significantly when it prepares future balance sheets using conditions in existence at that future time.

INTERNATIONAL FINANCE CORPORATION	Page 6

Management's Discussion and Analysis

FINANCIAL PERFORMANCE SUMMARY
IFC's net income is affected by a number of factors that can result in volatile financial performance. Emerging equity markets were volatile during FY21 Q1 but ended the quarter higher. IFC's major equity investment currencies appreciated against IFC's reporting currency, the US dollar in FY21 Q1.
IFC reported net income of $684 million in FY21 Q1, as compared to a net loss of $168 million in FY20 Q1.
The overall net income in FY21 Q1 was primarily due to higher valuations on equity investments and lower provisions for losses.
IFC's equity investment portfolio return (comprising dividends and net realized and unrealized gains and losses) was $442 million in FY21 Q1 as compared with -$147 million in FY20 Q1.
There was a release of provisions for losses of $113 million in FY21 Q1 (provision for losses - $101 million in FY20 Q1). There were other-than-temporary impairments on debt securities4 of $42 million in FY20 Q1 which were largely credit-related in specific investments.
Unrealized gains from loans and debt securities were $94 million in FY21 Q1, as compared to losses of $64 million in FY20 Q1, primarily due to a favorable impact of higher rates in some currencies on swaps that are used to economically hedge loans and available-for-sale debt securities.
IFC's liquid asset income, net of allocated charges on borrowings, was $77 million in FY21 Q1, compared to $110 million in FY20 Q1. FY21 Q1 results were largely due to the higher returns from the funded liquidity portfolio due to narrowing credit spreads.
IFC's administrative expenses were $337 million in FY21 Q1, $3 million lower than in FY20 Q1. Administrative expenses were lower principally due to declines in operational and other travel costs following COVID-19 related restrictions, partially offset by increase in pension expenses.
IFC’s financial performance is detailed more fully in Section VII – Results of Operations.

IV.	CLIENT SERVICES
BUSINESS OVERVIEW
For all new investments, IFC articulates the expected impact on sustainable development, and, as projects mature, IFC assesses the quality of the development benefits realized.
IFC’s strategic focus areas are aligned to advance the WBG’s global priorities.
INVESTMENT SERVICES
IFC’s investments are normally made in its developing member countries. IFC's Articles of Agreement mandate that IFC shall invest in productive private enterprises. The requirement for private ownership does not disqualify enterprises that are partly owned by the public sector if such enterprises are organized under local commercial and corporate law, operate free of host government control in a market context and according to profitability criteria, and/or are in the process of being completely or partially privatized.
IFC’s investment products and services are designed to meet the needs of clients in different industries - principally infrastructure, manufacturing and agribusiness services, and financial markets. Investment services product lines include: loans, equity investments, debt securities, trade and supply-chain finance, local currency finance, partial credit guarantees, portfolio risk-sharing facilities, securitizations, blended finance, venture capital, the IDA Private Sector Window (IDA-PSW), client risk management and various mobilization products such as loan participations, parallel loans and the Managed Co-lending Portfolio Program (MCPP). Beginning in FY20 Q4, IFC provided financing under the COVID support package.
IFC supervises its projects to monitor project performance and compliance with contractual obligations and with IFC’s internal policies and procedures.
4 Effective July 1, 2020, IFC adopted the guidance under ASC 326 for available-for-sale debt securities by amending the impairment model to determine whether all or a portion of the unrealized loss on such securities is a credit loss, and recognizing a reserve for credit losses, instead of recording an impairment as required by pre-ASC 326 guidance.

INTERNATIONAL FINANCE CORPORATION	Page 7

Management's Discussion and Analysis

INVESTMENT PROGRAM
COMMITMENTS
Long-Term Finance Commitments comprise Own Account and Core Mobilization and totaled $2,834 million in FY21 Q1, an increase of $279 million or 11% from FY20 Q1. IFC's FY21 Q1 Long-Term Finance Own Account Commitments were $1,153 million ($1,398 million - FY20 Q1) and Core Mobilization was $1,681 million ($1,157 million - FY20 Q1). The increase was mainly attributable to increased mobilization in Public-Private Partnership of $942 million with a decrease in Parallel loans of $353 million.
In FY21 Q1, IFC committed $531 million under the COVID Fast Track Facility, and another $58 million was mobilized for these projects from private sector partners (In FY20, IFC's investments from its own account under the COVID Fast Track Facility included $1.5 billion in long term commitments, and $2.0 billion in Short-term trade finance. IFC also mobilized $565 million from third parties for projects under the COVID Fast Track Facility).
In addition, Short-Term Finance Commitments were $1,575 million in FY21 Q1, as compared to $1,360 million in FY20 Q1.
CORE MOBILIZATION
Core Mobilization is financing from entities other than IFC that becomes available to clients due to IFC’s direct involvement in raising resources. IFC mobilizes such private sector finance from other entities through a number of means, as outlined in the Table below.
Table 1: FY21 Q1 vs FY20 Q1 Long-Term Finance Commitments (Own Account and Core Mobilization) (US$ millions)

	FY21 Q1	FY20 Q1
Total Long-Term Finance Commitments (Own Account and Core Mobilization)[5]	$2,834	$2,555
Long-Term Finance Own Account Commitments
Loans	$1,085	$1,010
Equity Investments	63	123
Client Risk Management	5	9
Guarantees	—	256
Total Long-Term Finance Own Account Commitments	$1,153	$1,398
Core Mobilization
Syndication
Loan Participations	$170	$50
Managed Co-lending Portfolio Program	50	57
Parallel Loans	30	383
Total Syndication	$250	$490
AMC (see definitions in Table 2)
Asia Fund	$23	$—
Total AMC Mobilization	$23	$—
Advisory Mobilization
Public Private Partnership	$981	$39
Total Advisory Mobilization	$981	$39
IFC Initiatives
Debt and Asset Recovery Program	$232	$—
Global Trade Liquidity Program, Critical Commodities Finance Program, Global Warehouse Finance Program and Global Structured Trade Finance Program	195	480
Mobilization by Decision	—	129
Other Mobilization	—	19
Total IFC Initiatives	$427	$628
Total Core Mobilization	$1,681	$1,157
5 Debt security commitments are included in loans and equity investments based on their predominant characteristics.

INTERNATIONAL FINANCE CORPORATION	Page 8

Management's Discussion and Analysis

INVESTMENT DISBURSEMENTS
IFC disbursed $3,283 million for its own account in FY21 Q1 ($2,938 million in FY20 Q1): $2,799 million of loans ($2,372 million in FY20 Q1), $212 million of equities ($215 million in FY20 Q1), and $272 million of debt securities ($351 million in FY20 Q1).
INVESTMENT PORTFOLIO
The carrying value of IFC’s investment portfolio was $42,479 million at September 30, 2020 ($41,138 million at June 30, 2020), comprising the loan portfolio of $25,149 million ($24,102 million at June 30, 2020), the equity portfolio of $10,369 million ($10,370 million at June 30, 2020), and the debt security portfolio of $6,961 million ($6,666 million at June 30, 2020).
The carrying value of IFC’s investment portfolio comprises: (i) the disbursed investment portfolio; (ii) less reserves against losses on loans and debt securities; (iii) unamortized deferred loan origination fees, net and other; (iv) disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets; (v) unrealized gains and losses on equity investments held by consolidated variable interest entities; and (vi) unrealized gains and losses on investments.
GUARANTEES AND PARTIAL CREDIT GUARANTEES
IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. IFC’s guarantee is available for debt instruments and trade obligations of clients and covers commercial as well as noncommercial risks. IFC will provide local currency guarantees, but when a guarantee is called, the client will generally be obligated to reimburse IFC in U.S. dollars terms. Guarantee fees are consistent with IFC’s loan pricing policies.
Guarantees of $3,421 million were outstanding (i.e., not called) at September 30, 2020 ($3,900 million at June 30, 2020).
MCPP
As of September 30, 2020, twelve global investors have pledged $10 billion to MCPP; four investors participate exclusively in infrastructure projects, six exclusively in financial institutions, and two others are cross-sectoral. Investors have also approved funding for 188 projects totaling $6.93 billion across 54 countries as of September 30, 2020, of which $5.16 billion has been committed. IFC will continue to deploy the remaining funds raised as IFC identifies projects that meet investors’ investment criteria.
IDA-PSW
As of September 30, 2020, $1,413 million of instruments under the IDA-PSW had been approved, of which $1,048 million related to IFC. Refer to Note Q to the FY21 Q1 condensed consolidated financial statements for transaction details.
AMC
IFC Asset Management Company (AMC), a division of IFC effective January 31, 2020, invests third-party capital and IFC capital, enabling outside investors to invest alongside IFC in developing markets. Investors in funds managed by AMC have included sovereign wealth funds, national pension funds, multilateral and bilateral development institutions, national development agencies and international financial institutions (IFIs).
Cumulatively through September 30, 2020, AMC has raised total funds of $10.1 billion ($10.1 billion at June 30, 2020).

INTERNATIONAL FINANCE CORPORATION	Page 9

Management's Discussion and Analysis

The Funds managed by AMC and their activities as of and for the three months ended September 30, 2020 and 2019 are summarized as follows:
Table 2: Funds Managed by AMC and their Activities FY21 Q1 vs FY20 Q1 (US$ millions unless otherwise indicated)

	Through September 30, 2020				For the three months ended September 30, 2020
	Total funds raised since inception			Cumulative investment commitments **	Investment commitments made by Fund ***	Investment disbursements made by Fund
	Total	From IFC	From other investors
Investment Period
IFC Financial Institutions Growth Fund, LP (FIG Fund)	$505	$150	$355	$178	$—	$—
IFC Middle East and North Africa Fund, LP (MENA Fund)	162	60	102	66	—	—
IFC Emerging Asia Fund, LP (Asia Fund)	693	150	543	201	30	—
Post Investment Period
IFC Capitalization (Equity) Fund, L.P. (Equity Capitalization Fund)	1,275	775	500	1,226	—	—
IFC Capitalization (Subordinated Debt) Fund, L.P. (Sub-Debt Capitalization Fund)	1,725	225	1,500	1,614	—	—
IFC African, Latin American and Caribbean Fund, LP (ALAC Fund)	1,000	200	800	876	—	1
Africa Capitalization Fund, Ltd. (Africa Capitalization Fund)	182	—	182	130	—	—
IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, Catalyst Funds)	418	75	343	365	—	2
IFC Global Infrastructure Fund, LP (Global Infrastructure Fund)*	1,430	200	1,230	929	—	—
IFC Global Emerging Markets Fund of Funds, LP and IFC Global Emerging Markets Fund of Funds (Japan Parallel), LP (collectively, GEM Funds)	800	150	650	757	—	29
Women Entrepreneurs Debt Fund, LP (WED Fund)	115	30	85	110	—	—
China-Mexico Fund, LP (China-Mexico Fund)	1,200	—	1,200	320	—	17
IFC Russian Bank Capitalization Fund, LP (Russian Bank Cap Fund)****	550	250	300	82	—	—
Total	$10,055	$2,265	$7,790	$6,854	$30	$49
* Includes co-investment fund managed by AMC on behalf of Fund LPs.
** Net of commitment cancellations.
*** Excludes commitment cancellations from prior periods.
**** The Russian Bank Cap Fund was liquidated during FY18.

INTERNATIONAL FINANCE CORPORATION	Page 10

Management's Discussion and Analysis

	Through September 30, 2019				For the three months ended September 30, 2019
	Total funds raised since inception			Cumulative investment commitments **	Investment commitments made by Fund ***	Investment disbursements made by Fund
	Total	From IFC	From other investors
Investment Period
China-Mexico Fund, LP (China-Mexico Fund)	$1,200	$—	$1,200	$320	$—	$9
IFC Financial Institutions Growth Fund, LP (FIG Fund)	505	150	355	158	—	5
IFC Middle East and North Africa Fund, LP (MENA Fund)	162	60	102	66	—	1
IFC Emerging Asia Fund, LP (Asia Fund)	693	150	543	145	—	5
Post Investment Period
IFC Capitalization (Equity) Fund, L.P. (Equity Capitalization Fund)	1,275	775	500	1,226	—	—
IFC Capitalization (Subordinated Debt) Fund, L.P. (Sub-Debt Capitalization Fund)	1,725	225	1,500	1,614	—	—
IFC African, Latin American and Caribbean Fund, LP (ALAC Fund)	1,000	200	800	876	—	1
Africa Capitalization Fund, Ltd. (Africa Capitalization Fund)	182	—	182	130	—	—
IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, Catalyst Funds)	418	75	343	365	—	5
IFC Global Infrastructure Fund, LP (Global Infrastructure Fund)*	1,430	200	1,230	931	7	—
IFC Global Emerging Markets Fund of Funds, LP and IFC Global Emerging Markets Fund of Funds (Japan Parallel), LP (collectively, GEM Funds)	800	150	650	747	—	28
Women Entrepreneurs Debt Fund, LP (WED Fund)	115	30	85	110	—	—
IFC Russian Bank Capitalization Fund, LP (Russian Bank Cap Fund)****	550	250	300	82	—	—
Total	$10,055	$2,265	$7,790	$6,770	$7	$54
* Includes co-investment fund managed by AMC on behalf of Fund LPs.
** Net of commitment cancellations.
*** Excludes commitment cancellations from prior periods.
**** The Russian Bank Cap Fund was liquidated during FY18.

INTERNATIONAL FINANCE CORPORATION	Page 11

Management's Discussion and Analysis

ADVISORY SERVICES
IFC’s experience shows the role advice can play in unlocking private sector investment, helping businesses to expand and create jobs. IFC’s advisory engagements play an important role in helping to strengthen the WBG’s efforts to end poverty and boost shared prosperity.
IFC continues to address increasingly complex development challenges and is enhancing its Creating Markets strategy by introducing new upstream activities to generate investment pipelines for IFC. Upstream and Advisory are critical for IFC’s delivery on this new strategy by bringing together the diverse WBG actions needed to create markets and by focusing on building a pipeline of bankable projects, especially in IDA countries and Fragile and Conflict Affected States (FCS). Advisory will also continue to deliver proven solutions that support clients to raise their standards and expand their market access, while working to enable sector reform and develop a level playing field in IFC’s client countries.
In FY20, IFC completed an assessment of the impact from COVID-19 on it's Advisory Service portfolio examining factors that could impair delivery capacity: budget availability, projects’ relative duration and proximity of closing dates, client’s ability to receive advisory services and logistical challenges. Overall, at this point of the crisis, the impact on advisory operations seems to be moderate. Although most projects are reporting delays to short term deliverables, on average 50% of projects feel that delays can be recovered over the currently planned lifetime of the project. Furthermore, an estimated one third of projects would need a simple extension. As the global situation progresses, IFC will continue monitoring COVID-19 impact on the Advisory portfolio to ensure IFC is taking actions commensurate with client situations and IFC’s ability to deliver.

V.	LIQUID ASSETS
All liquid assets are managed according to an investment authority approved by the Board of Directors and Liquid Asset Investment Directive approved by IFC’s Corporate Risk Committee, a subcommittee of IFC’s Management Team.
IFC funds its liquid assets from two sources, borrowings from the market (Funded Liquidity Portfolio) and capital (the Net Worth Funded Portfolio). Liquid assets are managed in several sub-portfolios related to these sources.
IFC generally invests its liquid assets in highly rated fixed and floating rate instruments issued by, or unconditionally guaranteed by, governments, government agencies and instrumentalities, multilateral organizations, and high quality corporate issuers; these include asset-backed securities (ABS) and mortgage-backed securities (MBS), time deposits, and other unconditional obligations of banks and financial institutions. Diversification across multiple dimensions ensures a favorable risk return profile. IFC manages the individual liquid assets portfolios on an aggregate portfolio basis against each portfolio's benchmark within specified risk parameters. In implementing these portfolio management strategies, IFC utilizes derivative instruments, principally currency and interest rate swaps, foreign exchange forward contracts, and futures and options, and it takes positions in various industry sectors and countries.
IFC’s liquid assets are accounted for as trading portfolios. The net asset value of the liquid assets portfolio was $40.2 billion at September 30, 2020 ($40.8 billion at June 30, 2020). The NAV of the Funded Liquidity Portfolio was $27.2 billion at September 30, 2020 ($28.5 billion at June 30, 2020) and the NAV of the Net Worth Funded Portfolio was $13.0 billion at September 30, 2020 ($12.3 billion at June 30, 2020). The decrease in FY21 Q1 was due to (i) a $1.2 billion decrease in funded liquidity due to a shortfall in net debt issuance relative to net disbursements to clients and (ii) an increase of $0.6 billion in the Net Worth Funded portfolio that reflects investment of cash from net equity sales plus net income from Investment Operations related to loans and liquidity management.
FUNDED LIQUIDITY PORTFOLIO
IFC's primary funding source for liquid assets is market borrowings. Proceeds of borrowings from market sources not immediately disbursed for loans and loan-like debt securities are managed internally against money market benchmarks in the Funded Liquidity portfolio. During FY20, there was a small portion of Funded Liquidity managed by third parties that was liquidated and is now managed internally.
NET WORTH FUNDED PORTFOLIO
The second funding source of liquid assets is that portion of IFC’s net worth not invested in equity and equity-like investments. These funds comprise the Net Worth Funded Portfolio which is managed against a U.S. Treasury benchmark. A portion of these assets were managed by third parties with the same benchmark as the part managed internally. During FY20, these funds were liquidated and are now managed internally.
Income from liquid assets trading activities6 was $122 million in FY21 Q1, of which $105 million from the Funded Liquidity Portfolio and $17 million from the Net Worth Funded Portfolio. Income from liquid assets trading activities, net of allocated funding costs was $77 million in FY21 Q1 compared to $110 million in FY20 Q1.
6 Reported gross of borrowing costs and excluding foreign exchange gains and losses on local currency Funded Liquidity which are reported separately in foreign currency gains and losses on non-trading activities.

INTERNATIONAL FINANCE CORPORATION	Page 12

Management's Discussion and Analysis

VI.	FUNDING RESOURCES
BORROWINGS
The major source of IFC’s borrowings is the international capital markets. Under the Articles of Agreement, IFC may borrow in the public markets of a member country only with approvals from that member, together with the member in whose currency the borrowing is denominated.
IFC’s new medium and long-term borrowings (after the effect of borrowing-related derivatives and including discount notes with maturities greater than three months of $1.7 billion in FY21 Q1) totaled $6.1 billion during FY21 Q1 ($3.4 billion in FY20 Q1) reflecting opportune windows for issuance in diverse public markets in the first quarter of the year. In addition, the Board of Directors has authorized the repurchase and/or redemption of debt obligations issued by IFC, which enhances the liquidity of IFC’s borrowings. IFC uses its issuances as a tool to promote capital markets development in emerging and frontier markets. Proceeds of these issuances not disbursed into loans have primarily been invested in securities of the related sovereign and sovereign instrumentalities in the currency of the issuances. Borrowings from market sources at September 30, 2020 with no associated interest rate swap or currency swap amounted to 3% of the total borrowings from market sources (4% at June 30, 2020).
Market borrowings are generally swapped into floating-rate obligations denominated in US dollars. IFC’s mandate to help develop domestic capital markets can result in raising local currency funds. As of September 30, 2020, $1.8 billion ($1.9 billion as of June 30, 2020) of such non-US dollar denominated market borrowings were outstanding, denominated in Bangladeshi taka, Botswana pula, Costa Rican colòn, Dominican peso, Georgian lari, Indonesian rupiah, Indian rupee, Kazakhstan tenge, Namibian dollar, Philippine peso, new Romanian lei, new Serbian dinar, Turkish lira, Ukraine hrivnya and Uzbekistan sum. Proceeds of such borrowings were invested in such local currencies, on-lent to clients, and/or partially swapped into US dollars.
IFC has short term discount note programs in US dollar and Chinese renminbi to provide an additional funding and liquidity management tool for IFC in support of certain of IFC’s trade finance and supply chain initiatives and to expand the availability of short term local currency finance. The discount note programs provide for issuances with maturities ranging from overnight to one year. During FY21 Q1, IFC issued $2.7 billion of discount notes and $3.0 billion were outstanding as of September 30, 2020 under the short term discount note programs.
CAPITAL AND RETAINED EARNINGS
Table 3: IFC's Capital (US$ millions)

	September 30, 2020	June 30, 2020
Capital
Capital stock, authorized	$25,080	$25,080
Subscribed capital	21,059	20,366
Less: unpaid portion of subscriptions	(1,400)	(799)
Paid-in capital	19,659	19,567
Accumulated other comprehensive loss	(1,939)	(1,984)
Retained earnings	8,077	7,599
Total Capital	$25,797	$25,182
At September 30, 2020 and June 30, 2020, retained earnings comprised the following:
Table 4: IFC's Retained Earnings (US$ millions)

	September 30, 2020	June 30, 2020
Undesignated Retained Earnings	$7,606	$7,166
Designated Retained Earnings:
Grants to IDA	213	213
Creating Markets Advisory Window	175	135
Advisory Services	67	69
SME Ventures	15	15
Performance-Based Grants Initiative	1	1
Total Designated Retained Earnings	$471	$433
Total Retained Earnings	$8,077	$7,599

INTERNATIONAL FINANCE CORPORATION	Page 13

Management's Discussion and Analysis

Following the Spring Meetings in April 2018, a financing package, comprising: (i) a three-step capital raising process: Conversion of a portion of retained earnings into paid-in capital, a Selective Capital Increase (SCI) and a General Capital Increase (GCI) that would provide up to $5.5 billion in additional paid-in capital; (ii) a planned suspension of grants to IDA after the conclusion of the IDA 18 replenishment cycle; and (iii) internal measures for increased efficiency was endorsed by the Board of Governors. The authorized capital stock as on September 30, 2020 is 25,079,991 shares of $1,000 par value each (25,079,991 at June 30, 2020).
As of September 30, 2020, 21 countries have subscribed a total of $1,492 million (General capital increase of $1,268 million and Selective capital increase of $224 million). During FY21 Q1, 12 countries subscribed for capital of $693 million (General capital increase of $647 million and Selective capital increase of $46 million) and payment of $92 million was received from six countries.
DESIGNATIONS OF RETAINED EARNINGS
Amounts available to be designated are determined based on a Board of Directors-approved income-based formula and on a principles-based Board of Directors-approved financial distribution policy and are approved by the Board of Directors.
IFC’s Board of Directors approved a change to the sliding-scale formula and the methodology used for calculating the incremental rate of designation, beginning with the designation in respect of FY17. The revised approach establishes a threshold that no designations of any kind can take place if IFC’s DSC ratio is below 2% and establishes a framework for prioritizing future designations to Advisory Services and for transfers to IDA based on IFC’s DSC ratio and a cushion for Advisory Services. IFC has also created a new mechanism that was funded for the first time in FY18, the Creating Markets Advisory Window (CMAW), to focus on market creation in eligible IDA countries and fragile and conflict situations.
The revised approach established a maximum cumulative amount that can be contributed to IDA, during the IDA 18 Replenishment, of $300 million, with no more than $100 million in any given year (plus any shortfall from earlier years).
The approach also conditions Grants to IDA during a fiscal year at IFC’s Net Income, if any, for the nine months ended March 31 of that fiscal year with actual transfer to occur in June of that fiscal year. Any amounts designated in prior years and not transferred pursuant to this requirement would be deferred to the next fiscal year. Grants to IDA would also be deferred to the next fiscal year if capital as reported on IFC’s consolidated balance sheet has declined between June 30 of the prior fiscal year and March 31 of that fiscal year.
New designations to IDA have been suspended, effective FY20. $213 million of designations approved in FY18 and FY19 have not been transferred as of FY20-end. These designations would be transferred in June 2021, but capped at IFC's Net Income for the nine months ending March 31, 2021, if any, and subject to capital as reported on IFC's condensed consolidated balance sheet as of March 31, 2021 not declining from capital as reported on IFC's consolidated balance sheet as of June 30, 2020. Any amount not transferred in June 2021 would then be transferred in the year ending June 2022, subject to that year's cap.
IFC recognizes designations of retained earnings for Advisory Services and CMAW when the Board of Directors approves it and recognizes designations of retained earnings for grants to IDA when it is noted with approval by the Board of Governors. Expenditures for the various approved designations are recorded as expenses in IFC’s condensed consolidated statement of operations in the period in which they occur and have the effect of reducing retained earnings designated for this specific purpose.
IFC reviewed the calculation of Income Available for Designations in FY20 due to the adoption of ASU 2016-01, Recognition and Measurement of Financial Assets and Liabilities (ASU 2016-01) in FY19 which resulted in all unrealized gains and losses on equity investments being reported in Net Income. Beginning in FY20, IFC uses "income excluding unrealized gains and losses on investments and borrowings and grants to IDA" as the metric for Income Available for Designations.
On August 7, 2020, the Board of Directors approved a designation of $44 million of IFC’s retained earnings for CMAW, subject to the conditions detailed above. There were no designations of IFC's retained earnings for Advisory Services. These designations were noted with approval by the Board of Governors on October 15, 2020. IFC did not recognize expenditures against designations for grants to IDA in FY20 from FY18 and FY19 designations, and both transfers were deferred to FY21, due to IFC's net loss for the nine months ended March 31, 2020 in accordance with the Board of Directors approved framework for designations.

INTERNATIONAL FINANCE CORPORATION	Page 14

Management's Discussion and Analysis

VII.	RESULTS OF OPERATIONS
OVERVIEW
The overall market environment has a significant influence on IFC’s financial performance. The main elements of IFC’s net income and comprehensive income and influences on the level and variability of net income and comprehensive income from period to period are:
Table 5: Main Elements of Net Income and Comprehensive Income

ELEMENTS	SIGNIFICANT INFLUENCES
Net income:
Yield on interest earning assets (principally loans)
Market conditions including spread levels and degree of competition. Nonaccruals and recoveries of interest on loans formerly in nonaccrual status and income from participation notes on individual loans are also included in income from loans.

Liquid asset income
Realized and unrealized gains and losses on the liquid asset portfolios, in particular the portion of the liquid assets portfolio funded by net worth, which are driven by external factors such as: the interest rate environment and liquidity of certain asset classes within the liquid asset portfolio.

Income from the equity investment portfolio	Global climate for emerging markets equities, fluctuations in currency markets and company-specific performance for equity investments. Overall performance of the equity portfolio.
Provisions for losses on loans and guarantees	Risk assessment of borrowers, probability of default, loss given default and loss emergence period.
Other income and expenses
Level of advisory services provided by IFC to its clients, the level of expense from the staff retirement and other benefits plans, and the approved and actual administrative expenses and other budget resources.

Gains and losses on other non-trading financial instruments accounted for at fair value
Principally, differences between changes in fair values of borrowings, excluding IFC’s credit spread (beginning in FY19, changes attributable to IFC’s credit spread are reported in other comprehensive income, prior to FY19, such changes were reported in net income) and associated derivative instruments and unrealized gains or losses associated with the investment portfolio including puts, warrants and stock options which in part are dependent on the global climate for emerging markets. These securities may be valued using internally developed models or methodologies utilizing inputs that may be observable or non-observable.

Grants to IDA	Level of the Board of Governors-approved grants to IDA.
Other comprehensive income:
Unrealized gains and losses on debt securities accounted for as available-for-sale
Global climate for emerging markets, fluctuations in currency and commodity markets and company-specific performance and consideration of the extent to which unrealized losses are considered a credit loss. Debt securities may be valued using internally developed models or methodologies utilizing inputs that may be observable or non-observable.

Unrealized gains and losses attributable to instrument-specific credit risk on borrowings at fair value under the fair value option
Fluctuations in IFC’s own credit spread measured against US dollar LIBOR resulting from changes over time in market pricing of credit risk. As credit spreads widen, unrealized gains are recorded and when credit spreads narrow, unrealized losses are recorded.

Unrecognized net actuarial gains and losses and unrecognized prior service costs on benefit plans
Returns on pension plan assets and the key assumptions that underlay projected benefit obligations, including financial market interest rates, staff expenses, past experience, and management’s best estimate of future benefit cost changes and economic conditions.

INTERNATIONAL FINANCE CORPORATION	Page 15

Management's Discussion and Analysis

The following paragraphs detail significant variances - FY21 Q1 vs FY20 Q1 - covering the periods included in IFC’s FY21 Q1 condensed consolidated financial statements.
NET INCOME
IFC reported income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA of $513 million in FY21 Q1, as compared to a loss of $78 million in FY20 Q1.
The $591 million increase was principally a result of the following:
Table 6: Change in Net Income FY21 Q1 vs FY20 Q1 (US$ millions)

Increase (decrease) FY21 Q1 vs FY20 Q1
Lower unrealized losses on equity investments and associated derivatives, net	$512
Lower charges on borrowings	240
Lower provisions for losses on loans, off-balance sheet credit exposures and other receivables	215
Higher dividend income on equity investments	101
Lower income from loans, guarantees and associated derivatives, including realized gains and losses	(154)
Lower income from liquid asset trading activities	(156)
Lower foreign currency transaction gains on non-trading activities	(178)
Other, net	11
Change in income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	$591

	FY21 Q1	FY20 Q1
Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	$513	$(78)
Net unrealized gains (losses) on non-trading financial instruments accounted for at fair value	171	(90)
Net income (loss)	$684	$(168)
A more detailed analysis of the components of IFC’s net loss follows.
INCOME FROM LOANS AND GUARANTEES, INCLUDING REALIZED GAINS AND LOSSES ON LOANS AND ASSOCIATED DERIVATIVES
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives for FY21 Q1 totaled $268 million, compared with $422 million in FY20 Q1, a decrease of $154 million. The decrease was primarily driven by declining interest rates, despite an increase in outstanding loans.

INTERNATIONAL FINANCE CORPORATION	Page 16

Management's Discussion and Analysis

The carrying amount of IFC's loan portfolio on IFC's condensed consolidated balance sheet was $25,149 million at September 30, 2020 ($24,102 million at June 30, 2020) analyzed as follows:
Figure 1: Carrying Amount of Loan Portfolio (US$ millions)
The carrying value of the loan portfolio grew by $1,047 million, New disbursements exceeded repayments and prepayments by $962 million. Currency exchange rate gains were $104 million as IFC’s reporting currency, the US dollar, depreciated against investment currencies, particularly the Euro, Indian rupee and Chinese renminbi. Foreign exchange gains are largely offset by foreign exchange losses from associated currency swaps. The residual largely represents the Foreign exchange gain or loss on unhedged quasi-equity loans and loans funded by local currency bonds. Changes in reserves and fair value totaled $94 million and net write-offs totaled $73 million.
The weighted average contractual interest rate on loans at September 30, 2020 was 4.3% (4.6% as of June 30, 2020), down from 6.0% at September 30, 2019 reflecting the decline in LIBOR as many of IFC’s loans periodically reprice.
PROVISION FOR LOSSES ON LOANS, OFF-BALANCE SHEET CREDIT EXPOSURES AND OTHER RECEIVABLES
Non‑performing loans (NPLs) decreased by $100 million, from $1,770 million at June 30, 2020 to $1,670 million7 at September 30, 2020.
The decrease was mainly due to net write-offs of $70 million and successful workouts of $64 million, partially offset by $37 million additions to NPL status. In FY21 Q1, two loans greater than $10 million, totaling $22 million, were placed in NPL status.
Figure 2: Non-Performing Loans (US$ millions)

7 Includes $53 million reported as debt securities on the Balance Sheet as of September 30, 2020 ($56 million - June 30, 2020).

INTERNATIONAL FINANCE CORPORATION	Page 17

Management's Discussion and Analysis

On July 1, 2020, IFC adopted ASU 2016-13 Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and related amendments (CECL), by means of a one-time cumulative effect adjustment to increase the reserve against losses for loans (a contra-asset) and establish a reserve against losses for unfunded loan commitments (a liability) by $206 million and to decrease retained earnings by $206 million. The cumulative effect of adoption of CECL of $206 million comprises credit losses on undisbursed loans of $140 million; credit losses on disbursed loans of $68 million; credit losses on Guarantees of $8 million; and net of a reduction of credit losses on Accrued interest of $10 million.
Pursuant to the adoption of CECL, general and specific reserves against losses and provisions for losses are now referred to as portfolio and individual reserves against losses and provisions for losses, respectively.
IFC recorded a net release of provision for losses on loans, off-balance sheet credit exposures and other receivables of $114 million in FY21 Q1 (provision of $101 million in FY20 Q1) analyzed as below (US$ millions):
Table 7: Individual and Portfolio Provisions (Release of Provisions) FY21 Q1 vs FY20 Q1 (US$ millions)

	FY21 Q1	FY20 Q1
Individual provisions (release of provisions) on disbursed loans	(21)	53
Portfolio provisions (release of provisions) on disbursed loans	(59)	61
Portfolio provisions (release of provisions) on undisbursed loans	(42)	—
Provisions (release of provisions) on off-balance sheet credit exposures and other receivables	8	(13)
Total	(114)	101
Project-specific developments on ten loans and off-balance sheet credit exposures comprised 74% of the individual provision for losses in FY21 Q1 (not including release of provisions). Project-specific developments on ten loans and off-balance sheet credit exposures comprised 92% of the individual provision releases for losses in FY21 Q1.
Total reserve against losses on loans decreased by $188 million from $1,856 million (inclusive of cumulative effect of adoption of CECL) as of July 1, 2020 to $1,668 million at September 30, 2020 ($1,648 million at June 30, 2020) analyzed as follows.
Figure 3: Loan Loss Reserve for Disbursed and Undisbursed Loans (US$ millions)
At September 30, 2020, reserves against losses on disbursed loans totaled $1,569 million or 6.1% of the carrying value of disbursed loans at amortized cost ($1,648 million or 6.6% at June 30, 2020), a decrease of $147 million from July 1, 2020. Reserves against losses on undisbursed loans totaled $99 million ($0 at June 30, 2020). The decrease in reserves against losses on loans is due to release of provisions of $122 million, net write-offs of $73 million and foreign exchange losses related to reserves held against non-U.S. dollar-denominated loans $7 million.
Reserves against losses as of September 30, 2020 reflects credit risk assessments as of that date.  The assessment of the level of reserves against losses carries a heightened degree of uncertainty and judgment in incorporating the impact of COVID-19.  In evaluating the appropriateness of IFC’s reserves against losses on loans at September 30, 2020, IFC has considered the impact of COVID-19 largely through its rating system that classifies its loans according to credit worthiness and risk.  The FY21 Q1 portfolio provision release included a reduction of $23 million of the qualitative overlay related to estimated losses caused by the impact of COVID-19 which have since been reflected in the credit ratings of individual borrowers at September 30, 2020, but uncertainty remains.  The qualitative overlay was $121 million at March 31, 2020; $63 million at June 30, 2020 and $40 million at September 30, 2020.

INTERNATIONAL FINANCE CORPORATION	Page 18

Management's Discussion and Analysis

Individual reserves against losses on disbursed loans at September 30, 2020 of $719 million ($804 million at June 30, 2020) are held against impaired disbursed loans of $1,937 million ($1,749 million at June 30, 2020), a coverage ratio of 37% (46% at June 30, 2020).
Individual reserves against losses on undisbursed loans at September 30, 2020 of $3 million ($0 at June 30, 2020) are held against undisbursed impaired loans of $39 million ($0 at June 30, 2020), a coverage ratio of 8% (0% at June 30, 2020).

INCOME (LOSS) FROM EQUITY INVESTMENTS AND ASSOCIATED DERIVATIVES
IFC sells equity investments where IFC’s developmental role is complete, where pre-determined sales trigger levels have been met, and where applicable, lock ups have expired. Gains and losses on equity investments and associated derivatives comprise both realized and unrealized gains.
Income from the equity investment portfolio, including associated derivatives, (consisting of dividends, and net realized and unrealized gains and losses) increased by $589 million from a loss of $147 million in FY20 Q1 to income of $442 million in FY21 Q1.
IFC recognized realized net losses on equity investments and associated derivatives in FY21 Q1 of $58 million, as compared to net losses of $34 million in FY20 Q1. Realized gains and losses on equity investments and associated derivatives are concentrated in a small number of investments. In FY21 Q1, there were four investments that generated individual realized capital gains in excess of $20 million totaling $111 million, and four investments that generated individual realized capital losses in excess of $20 million totaling $196 million, compared to no investments that generated individual realized capital gains in excess of $20 million, and one investment that generated individual realized capital losses in excess of $20 million totaling $44 million in FY20 Q1. Dividend income in FY21 Q1 totaled $114 million, as compared with $13 million in FY20 Q1. A dividend from one investment in financial markets in Asia totaled $94 million in FY21 Q1.
Net unrealized gains on equity investments and associated derivatives were $386 million in FY21 Q1, reflecting a moderate recovery of equity investments in emerging markets, compared to net unrealized losses of $126 million in FY20 Q1.
The carrying amount of IFC’s equity investment portfolio was $10,369 million at September 30, 2020 ($10,370 million at June 30, 2020), with the change analyzed as follows:

Figure 4: Carrying Amount of Equity Investments Portfolio (US$ millions)
INCOME FROM DEBT SECURITIES AND REALIZED GAINS AND LOSSES ON DEBT SECURITIES AND ASSOCIATED DERIVATIVES
Income from debt securities and associated derivatives increased by $29 million from $39 million in FY20 Q1 to $68 million in FY21 Q1. The increase was primarily due to lower other-than-temporary impairments on debt securities in FY21 Q1 as compared to FY20 Q1.
Effective July 1, 2020, IFC adopted the guidance under ASC 326 for available-for-sale debt securities by amending the impairment model to determine whether all or a portion of the unrealized loss on such securities is a credit loss, and recognizing a reserve for credit losses, instead of recording an impairment as required by pre-ASC 326 guidance.
Accordingly, there were no other-than-temporary impairments on debt securities in FY21 Q1 as compared to $42 million in FY20 Q1 which were largely credit-related in specific investments and IFC recorded a provision for losses on debt securities of $1 million in FY21 Q1.

INTERNATIONAL FINANCE CORPORATION	Page 19

Management's Discussion and Analysis

Realized losses were higher by $8 million in FY21 Q1 when compared with FY20 Q1. There was a decrease in interest income of $5 million, driven by the impact of lower interest rates which was partially offset by the increase due to higher volume of debt securities.
The carrying amount of IFC’s debt securities portfolio increased 4% to $6,961 million at September 30, 2020 ($6,666 million at June 30, 2020) analyzed as follows:
Figure 5: Carrying Amount of Debt Securities Portfolio (US$ millions)
INCOME FROM LIQUID ASSET TRADING ACTIVITIES
The liquid assets portfolio, net of derivatives and securities lending activities, decreased by $0.6 billion from $40.8 billion at June 30, 2020, to $40.2 billion at September 30, 2020. The decrease in FY21 Q1 was primarily due to a decrease of $1.2 billion in the Funded Liquidity portfolio due to a shortfall of net debt issuance relative to net disbursements to clients. The Net Worth portfolio increased by $0.6 billion with contributions from net equity divestments and net income from investment operations and liquidity management.
Income, net of allocated funding costs, from liquid asset trading activities totaled $77 million in FY21 Q1 compared to $110 million in FY20 Q1, a decrease of $33 million.
Interest income in FY21 Q1 totaled $75 million, compared to $220 million in FY20 Q1. The portfolio of ABS and MBS experienced fair value losses totaling $25 million in FY21 Q1. Holdings in other products, including US Treasuries, global government bonds, high quality corporate bonds and derivatives generated $72 million of gains in FY21 Q1, resulting in a net gains (realized and unrealized) of $47 million. This compares to net gains (realized and unrealized) of $58 million in FY20 Q1.
In FY21 Q1, the liquid assets portfolios outperformed their benchmarks by $76 million, up from an outperformance of $47 million in FY20 Q1. The capital markets continued to recover from the impact of the pandemic in FY21 Q1 with credit spreads for many sectors returning to pre-COVID-19 levels. Global reflation was reflected in rising break-even inflation levels led by declining “real” yields, rising commodity prices and a falling US Dollar in the foreign exchange markets. Increased USD liquidity provision by the US Federal Reserve Board also relieved pressure on cross-currency bases and reduced deviations from interest-rate parity. Tighter credit spreads for AAA securitized products and reductions in deviations from interest-rate parity were the primary contributors to excess returns in FY21 Q1.
At September 30, 2020, and June 30, 2020, trading securities classified as Level 3 securities (those with unobservable inputs used to measure the fair value of the securities) were an insignificant proportion of total trading securities.
CHARGES ON BORROWINGS
IFC’s charges on borrowings decreased by $240 million, from $365 million in FY20 Q1 (net of $1 million gain on extinguishment of borrowings) to $125 million in FY21 Q1 (net of $0 gain on extinguishment of borrowings), due to lower LIBOR rates over FY21 Q1 compared to FY20 Q1.
OTHER INCOME
Other income of $115 million for FY21 Q1 was $5 million lower than $120 million in FY20 Q1. There was decrease in Advisory services income of $10 million due to a slowdown in spend on Advisory Services due to the COVID-19 crisis. Service fees of $33 million includes AMC management fee income of $10 million in FY21 Q1 (AMC management fee of $13 million in FY20 Q1 was included in Other income). The management fee is recorded as Service fees beginning February 1, 2020, subsequent to the merger of AMC into IFC effective January 31, 2020. Mobilization service fees during FY21 Q1 was $5 million, lower by $9 million from $14 million in FY20 Q1.

INTERNATIONAL FINANCE CORPORATION	Page 20

Management's Discussion and Analysis

The return on Post-Employment Benefit Plan (PEBP) assets was $26 million in FY21 Q1, compared to a loss of $1 million in FY20 Q1, mainly driven by higher investment returns in equity strategy and the private equity portfolio.
OTHER EXPENSES
Administrative and pension expenses increased by $6 million from $345 million in FY20 Q1 to $351 million in FY21 Q1 mainly driven by $17 million increase in pension expenses due to the increased amortization of the actuarial loss from the lower discount rate at the end of FY20 and lower expected returns on plan assets, despite lower operational and travel costs by $10 million from FY20 Q1 to FY21 Q1 due to COVID-19.
Advisory services expenses decreased by $13 million from $64 million in FY20 Q1 to $51 million in FY21 Q1 due to a lower spending on the Advisory Services program, as a result of COVID-19 restrictions.
FOREIGN CURRENCY TRANSACTION GAINS AND LOSSES ON NON-TRADING ACTIVITIES
Foreign currency transaction losses reported in net income in FY21 Q1 totaled $88 million (gains of $90 million - FY20 Q1). Foreign currency transaction gains of $55 million in FY21 Q1 (losses of $91 million - FY20 Q1) on debt securities accounted for as available-for-sale are reported in other comprehensive income, while foreign currency transaction gains and losses on the derivatives economically hedging such debt securities are reported in net income. IFC has recorded foreign exchange related losses of $33 million (losses of $1 million - FY20 Q1) in a combination of net income and other comprehensive income.
NET UNREALIZED GAINS AND LOSSES ON NON-TRADING FINANCIAL INSTRUMENTS
IFC accounts for certain financial instruments at fair value with unrealized gains and losses on such financial instruments being reported in net income, namely: (i) market borrowings with associated currency or interest rate swaps; (ii) unrealized gains and losses on certain loans, debt securities and associated derivatives; and (iii) borrowings from IDA.
Table 8: Net Unrealized Gains and Losses on Non-Trading Financial Instruments FY21 Q1 vs FY20 Q1 (US$ millions)

	FY21 Q1	FY20 Q1
Unrealized gains and losses on loans, debt securities and associated derivatives	$94	$(64)
Unrealized gains and losses on borrowings from market, IDA and associated derivatives, net	77	(26)
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	$171	$(90)
IFC reported net unrealized gains on loans, debt securities and associated derivatives of $94 million in FY21 Q1 ($64 million losses in FY20 Q1) comprising unrealized gains of $61 million on the loan and debt securities portfolio carried at fair value, unrealized gains of $39 million on lending-related swaps, unrealized gains of $4 million on client risk management swaps and unrealized losses of $10 million on other derivatives, mainly conversion features, warrants in investment contracts and interest rate and currency swaps economically hedging client obligations.
The unrealized gains of $39 million on lending related currency and interest rate swaps economically hedging loans was due to a move to higher swap rates in several currencies in FY21 Q1 after the general declines that occurred in FY20. Swap rates were higher in FY21 Q1 in Chinese renminbi, Euros, Brazilian real, and in US dollars at longer maturities. Unrealized gains of $4 million on client risk management swaps were mainly due to narrower credit risk spreads on larger IFC client swaps, denominated in U.S. dollars and Euros.
Changes in the fair value of IFC’s borrowings from market, IDA, and associated derivatives, net, includes the impact of changes in IFC’s own credit spread when measured against U.S. dollar LIBOR. As credit spreads widen, unrealized gains are recorded and when credit spreads narrow, unrealized losses are recorded (notwithstanding the impact of other factors, such as changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but does not alter the cash flows. IFC’s policy is to generally match the currency, amount, and timing of cash flows on market borrowings with the cash flows on the associated derivatives entered into contemporaneously.
Beginning in FY19, the portion of the total change in fair value of borrowings, accounted for at fair value, resulting from a change in IFC’s own credit spread is reported as a separate component of Other Comprehensive Income due to the adoption of Accounting Standards Update 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities (ASU 2016-01) as discussed in Note A to the accompanying condensed consolidated financial statements. ASU 2016-01 was applied through a cumulative adjustment to beginning period balances with no change to prior period reported results.
The yield on the benchmark 5-year U.S. Treasury bond stood at 1.8% at the end of FY19 and fell to unprecedented levels around 0.3% by the end of June 2020 as the COVID-19 crisis spread and was met by concerted efforts by central banks around the world to ease liquidity. U.S. dollar LIBOR discount rates at the 5 year tenor also fell in step in FY20, from 1.74% to 0.32%. During FY21 Q1, these benchmark U.S. interest rates stabilized and at September 30, 2020, are little changed from the levels of June 30, 2020. In FY21 Q1, IFC recorded unrealized gains of $317 million through net income on medium and long-term borrowings carried at fair value, comprising at $316 million unrealized gain on market borrowings and a $1 million unrealized gain on borrowings from IDA. Unrealized losses of $240 million were recorded on borrowing-related derivatives. Overall, IFC has reported $77 million of unrealized

INTERNATIONAL FINANCE CORPORATION	Page 21

Management's Discussion and Analysis

gains on borrowings from market sources and associated derivatives, net and borrowings from IDA in FY21 Q1 (net unrealized losses of $26 million in FY20 Q1). These after swap unrealized gains were concentrated in market borrowings of Turkish lira and Australian dollars, offset to an extent by valuation losses after swaps on other currencies where swap FX basis spread movements drove such unrealized gains and losses. The unrealized gains in FY21 Q1 include $17 million of unrealized gains on IFC’s Indian rupee denominated borrowings where IFC holds Indian rupee investment loans and liquid assets that act as an on balance sheet economic hedge.
OTHER COMPREHENSIVE INCOME (OCI)
UNREALIZED GAINS AND LOSSES ON DEBT SECURITIES AND BORROWINGS
Table 9: Other Comprehensive Income (Loss) - Unrealized Gains and Losses on Debt Securities and Borrowings FY21 Q1 vs FY20 Q1 (US$ millions)

	FY21 Q1	FY20 Q1
Net unrealized gains and losses on debt securities arising during the period:
Unrealized gains	$154	$86
Unrealized losses	(63)	(145)
Reclassification adjustment for realized gains and credit related portion of impairments which were recognized in net income	(7)	41
Net unrealized gains (losses) on debt securities	$84	$(18)
Net unrealized gains and losses attributable to instrument-specific credit risk on borrowings at fair value under the fair value option arising during the period:
Unrealized gains	$108	$135
Unrealized losses	(173)	(76)
Net unrealized (losses) gains on borrowings	$(65)	$59
Total unrealized gains on debt securities and borrowings	$19	$41
In FY20 Q1, other-than-temporary impairments on debt securities of $42 million were concentrated in two impairments totaling $32 million in the aggregate.
Net unrealized gains on debt securities totaled $84 million in FY21 Q1 (net unrealized losses of $18 million in FY20 Q1) and net unrealized losses on borrowings totaled $65 million in FY21 Q1 (net unrealized gains of $59 million in FY20 Q1). An unrealized loss on borrowings of $65 million was recognized through other comprehensive income in FY21 Q1. This was due to a narrowing of 3 to 7 basis points (bps) in the instrument specific credit risk spread on IFC borrowings at fair value in FY21 Q1 that increased the valuation of bonds relative to hedging swaps. Credit spreads narrowed in most currencies of issuance, notably in IFC's Turkish lira U.S dollar and Australian dollar denominated bond portfolios.

INTERNATIONAL FINANCE CORPORATION	Page 22

Management's Discussion and Analysis

VIII.	GOVERNANCE AND CONTROL
SENIOR MANAGEMENT AND CHANGES
The following is a list of the principal officers of IFC as of September 30, 2020:

President	David Malpass
Chief Executive Officer	Philippe Le Houérou (*)
Chief Operating Officer	Stephanie von Friedeburg (**)
Regional Vice President, Latin America & Caribbean and Europe & Central Asia	Georgina Baker
Regional Vice President, Middle-East and Africa	Sérgio Pimenta
Regional Vice President, Asia and Pacific	Alfonso García Mora (***)
Vice President and General Counsel (****)	Christopher Stephens (*****)
Vice President, Risk and Finance	Mohamed Gouled
Vice President, Corporate Strategy and Resources	Monish Mahurkar
Vice President, Treasury and Syndications	John Gandolfo
Vice President, Economics and Private Sector Development	Hans Peter Lankes (******)
Vice President, Partnerships, Communications and Outreach	Karin Finkelston
Vice President, Equity Mobilization Division (AMC) (*******)	Ruth Horowitz (********)

(*)	Philippe Le Houérou left IFC, effective October 1, 2020.

(**)	Stephanie von Friedeburg assumed the role of interim Managing Director and Executive Vice President of IFC (MD EVP), effective October 1, 2020, and until the appointment of a new MD EVP.

(***)	Alfonso García Mora was appointed as the new Regional Vice President, Asia and the Pacific effective August 10, 2020.

(****)
Effective July 1, 2019, the Legal, Compliance Risk & Environmental, Social and Governance (ESG) Sustainability Vice Presidency Unit (VPU) was changed to the Legal and Compliance Risk VPU, after separating the ESG functions.

(*****)
Ethiopis Tafara was appointed as the new Vice President, Corporate Services and Chief Risk, Legal and Administrative Officer of MIGA and Christopher Stephens was appointed Vice President and General Counsel of IFC. Both appointments became effective on September 23, 2019.

(******)	Hans Peter Lankes will be leaving IFC in early 2021.

(*******)	Effective January 31, 2020, AMC was merged into IFC. The AMC business is now operated as a division within IFC.

(*********)	Ruth Horowitz was appointed as the IFC Vice President, Equity Mobilization Division (AMC), effective September 1, 2020.
AUDITOR INDEPENDENCE
The external auditor is appointed to a five-year term, with a limit of two consecutive terms, and is subject to annual reappointment based on the recommendation of the Audit Committee and approval of a resolution by the Board. On November 28, 2017, following a mandatory rebidding of the external audit contract, IFC’s Directors approved the appointment of Deloitte as IFC’s external auditor for a five-year term commencing FY19.
The appointment of the external auditor for IFC is governed by a set of Board-approved principles that previously included prohibiting the external auditor from providing any non-audit-related services. During FY17, the Board approved amendments to the policy on the appointment of an external auditor which went into effect for the FY19 audit period. The primary amendments now permit the external auditor to provide non-prohibited non-audit related services subject to monetary limits. Broadly, the list of prohibited non-audit services include those that would put the external auditor in the roles typically performed by management or in a position of auditing their own work, such as accounting services, internal audit services, and provision of investment advice. The total non-audit services fees over the term of the relevant external audit contract shall not exceed 70 percent of the audit fees over the same period.
OTHER
During FY19 Q3, the Supreme Court of the United States (Supreme Court) decided on a narrow question of US statutory law. The US International Organizations Immunities Act (IOIA) provides certain international organizations, including IFC, with the same immunity from suit in the United States as foreign states. This statutory grant of immunity is in addition to and independent of the immunities set forth in IFC’s Articles of Agreement, as codified in a separate US statute. The Supreme Court decided that the grant of immunity under the IOIA had changed over time in line with changes in sovereign immunity, and that the IOIA now includes certain exceptions. The Supreme Court decision did not affect any of IFC’s other immunities under US law, nor did it cover other sources of IFC’s immunities under international law such as IFC’s Articles of Agreement and the United Nations Convention on the Privileges and Immunities of the Specialized Agencies. There are currently two court cases in the United States that may be impacted by the Supreme Court decision. Following the Supreme Court's decision these cases restarted in United States lower courts, and IFC has continued to present a number of jurisdictional arguments (including immunities based arguments) for the dismissal of both cases. One of the two cases has been dismissed by the relevant lower court, subject to a pending appeal. Neither of these two cases has reached a merits stage. See also Note S to the FY21 Q1 condensed consolidated financial statements.

INTERNATIONAL FINANCE CORPORATION

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
September 30, 2020

INTERNATIONAL FINANCE CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS
as of September 30, 2020 (unaudited) and June 30, 2020 (unaudited)
(US$ millions)

	September 30	June 30
Assets
Cash and due from banks - Note C	$470	$545
Time deposits - Note C	13,284	14,218
Trading securities - Notes C and K	33,712	30,217
Securities purchased under resale agreements and receivable for cash collateral pledged - Notes C, K and P	1,195	1,221
Investments - Notes B, D, E, F, G, K and M
Loans
($1,019 at September 30, 2020, $955 at June 30, 2020 at fair value;
net of reserve against losses of $1,569 at September 30, 2020, $1,648 at June 30, 2020)
- Notes D, E, K and M	25,149	24,102
Equity investments
- Notes B, D, G, K and M	10,369	10,370
Debt securities - Notes D, F, K and M	6,961	6,666
(includes available for sale securities of $3,647 and $3,687, with associated amortized cost of $3,738 and $3,862, net of reserve against credit losses of $1 and $0, at September 30, 2020 and June 30, 2020, respectively)

Total investments	42,479	41,138
Derivative assets - Notes C, J, K and P	4,571	4,314
Receivables and other assets - Notes C, M and N	4,096	4,147
Total assets	$99,807	$95,800
Liabilities and capital
Liabilities
Securities sold under repurchase agreements and payable
for cash collateral received - Notes C and P	$7,025	$4,591
Borrowings outstanding - Notes K and Q
From market and other sources at amortized cost	3,665	3,785
From market sources at fair value	51,882	51,080
From International Development Association at fair value	556	621
Total borrowings	56,103	55,486
Derivative liabilities - Notes C, J, K and P	4,404	4,383
Payables and other liabilities - Notes C, E, M, N and O	6,478	6,158
Total liabilities	74,010	70,618
Capital
Authorized capital, shares of $1,000 par value each
(25,079,991 shares at September 30, 2020 and June 30, 2020)
Subscribed capital	21,059	20,366
Less: unpaid portion of subscriptions	(1,400)	(799)
Paid-in capital	19,659	19,567
Accumulated other comprehensive loss - Note H	(1,939)	(1,984)
Retained earnings - Note H	8,077	7,599
Total capital	25,797	25,182
Total liabilities and capital	$99,807	$95,800

The notes to condensed consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
for the three months ended September 30, 2020 (unaudited) and September 30, 2019 (unaudited)
(US$ millions)

	2020	2019
Income from investments
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives - Note E	$268	$422
Release of provision (provision) for losses on loans, off-balance sheet credit exposures and other receivables - Note E	114	(101)
Income (loss) from equity investments and associated derivatives - Note G	442	(147)
Income from debt securities, including realized gains and losses on debt securities and associated derivatives - Note F	68	39
Provision for losses on available-for-sale debt securities - Note F	(1)	—
Total income from investments	891	213
Income from liquid asset trading activities - Note C	122	278
Charges on borrowings	(125)	(365)
Income from investments and liquid asset trading activities, after charges on borrowings	888	126
Other income
Advisory services income - Note N	45	55
Service fees	33	31
Other - Note B	37	34
Total other income	115	120
Other expenses
Administrative expenses - Note O	(337)	(340)
Advisory services expenses - Note N	(51)	(64)
Other - Notes B and O	(14)	(10)
Total other expenses	(402)	(414)
Foreign currency transaction (losses) gains on non-trading activities	(88)	90
Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	513	(78)
Net unrealized gains (losses) on non-trading financial instruments accounted for at fair value - Note I	171	(90)
Net income (loss) - Note L	$684	$(168)

The notes to condensed consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
for the three months ended September 30, 2020 (unaudited) and September 30, 2019 (unaudited)
(US$ millions)

	2020	2019
Net income (loss)	$684	$(168)
Other comprehensive income
Unrealized gains and losses on debt securities
Net unrealized gains (losses) on available-for-sale debt securities arising during the period	91	(59)
Reclassification adjustment for realized gains included in net income (income from debt securities and realized gains and losses on debt securities and associated derivatives)	(8)	(1)
Reclassification adjustment for impairments related to credit loss included in net income (Provision for losses on available-for-sale debt securities)	1	—
Reclassification adjustment for other-than-temporary impairments included in net income (income from debt securities and realized gains and losses on debt securities and associated derivatives)	—	42
Net unrealized gains (losses) on debt securities	84	(18)
Unrealized gains and losses on borrowings
Net unrealized (losses) gains arising during the period attributable to instrument-specific credit risk on borrowings at fair value under the fair value option	(65)	59
Net unrealized (losses) gains on borrowings	(65)	59
Net unrecognized net actuarial (losses) gains and unrecognized prior service (cost) credits on benefit plans - Note O	26	14
Total other comprehensive income	45	55
Total comprehensive income (loss)	$729	$(113)

The notes to condensed consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL
for the three months ended September 30, 2020 (unaudited) and September 30, 2019 (unaudited)
(US$ millions)

	Undesignated retained earnings	Designated retained earnings	Total retained earnings	Accumulated other comprehensive income (loss) - Note H	Capital stock	Total capital
At June 30, 2019	$25,905	$366	$26,271	$(1,232)	$2,567	$27,606
Three months ended September 30, 2019
Net loss	(168)		(168)			(168)
Other comprehensive income				55		55
Designations of retained earnings - Note H	(24)	24	—			—
Expenditures against designated retained earnings - Note H	8	(8)	—			—
At September 30, 2019	$25,721	$382	$26,103	$(1,177)	$2,567	$27,493
At June 30, 2020	$7,166	$433	$7,599	$(1,984)	$19,567	$25,182
Cumulative effect of adoption of ASU 2016-13, effective July 1, 2020 - Note A	(206)		(206)			(206)
Three months ended September 30, 2020
Net income	684		684			684
Other comprehensive income				45		45
Designations of retained earnings - Note H	(44)	44	—			—
Expenditures against designated retained earnings - Note H	6	(6)	—			—
Payments received for IFC subscribed capital					92	92
At September 30, 2020	$7,606	$471	$8,077	$(1,939)	$19,659	$25,797

The notes to condensed consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended September 30, 2020 (unaudited) and September 30, 2019 (unaudited)
(US$ millions)

	2020	2019
Cash flows from investing activities
Loan disbursements	$(2,789)	$(2,372)
Investments in equity securities	(198)	(215)
Investments in debt securities	(272)	(351)
Loan repayments	1,827	1,881
Debt securities repayments	29	85
Proceeds from sales of loan investments	27	—
Proceeds from sales of equity investments	515	402
Proceeds from sales of debt securities	90	26
Loan origination fee received	16	—
Investment in Fixed Assets	(11)	(2)
Net cash used in investing activities	(766)	(546)
Cash flows from financing activities
Medium and long-term borrowings
Issuance	6,280	3,815
Retirement	(5,433)	(7,172)
Net derivatives, borrowings	(174)	(415)
Short-term borrowings, net	(533)	743
Capital subscriptions	92	—
Net cash provided by (used in) financing activities	232	(3,029)
Cash flows from operating activities
Net income (loss)	684	(168)
Adjustments to reconcile net income or loss to net cash (used in) provided by operating activities:
Realized losses on loans and associated derivatives, net	21	—
Realized losses (gains) on debt securities and associated derivatives, net	3	(5)
(Gains) Losses on equity investments and related derivatives, net	(328)	160
Provision (release) charge for losses on loans, off-balance sheet credit exposures and other receivables	(114)	101
Provision for losses for available-for-sale debt securities	1	—
Other-than-temporary impairments on debt securities	—	42
Amortization of discounts, premiums and loan origination expenses	(8)	(3)
Net discounts paid on retirement of borrowings	(4)	(17)
Net realized gains on extinguishment of borrowings	—	(1)
Foreign currency transaction losses (gains) on non-trading activities	88	(90)
Net unrealized (gains) losses on non-trading financial instruments accounted for at fair value	(171)	90
Depreciation expenses	14	—
Change in accrued income on loans and trading portfolios (after swaps), net	(74)	(105)
Change in accrued expenses on borrowings (after swaps), net	(32)	27
Change in trading securities and time deposits with maturities greater than three months	(5,697)	2,730
Change in securities purchased under resale agreements and receivable for cash collateral pledged	26	772
Change in other derivatives, net	130	(1,036)
Change in payables and other liabilities	269	783
Change in receivables and other assets	(666)	159
Change in securities sold under repurchase agreements and payable for cash collateral received	2,434	(1,960)
Net cash (used in) provided by operating activities	(3,424)	1,479
Change in cash and cash equivalents	(3,958)	(2,096)
Effect of exchange rate changes on cash and cash equivalents	309	(236)
Net change in cash and cash equivalents	(3,649)	(2,332)
Beginning cash and cash equivalents	12,754	13,970
Ending cash and cash equivalents	$9,105	$11,638
Composition of cash and cash equivalents
Cash and due from banks	$470	$570
Time deposits with maturities under three months	8,635	11,068
Total cash and cash equivalents	$9,105	$11,638

The notes to condensed consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended September 30, 2020 (unaudited) and September 30, 2019 (unaudited)
(US$ millions)

	2020	2019
Supplemental disclosure
Change in ending balances resulting from currency exchange rate fluctuations:
Loans outstanding	$104	$(309)
Debt securities	73	(123)
Loan and debt security-related currency swaps	(128)	382
Borrowings	(524)	813
Borrowing-related currency swaps	448	(740)
Charges on borrowings paid, net	$148	$339
Non-cash items:
Loan and debt security conversion to equity, net	$—	$18

The notes to condensed consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 30

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

PURPOSE
The International Finance Corporation (IFC), an international organization, was established in 1956 to further economic development in its member countries by encouraging the growth of private enterprise. IFC is a member of the World Bank Group (WBG), which also comprises the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). Each member is legally and financially independent. Transactions with other World Bank Group members are disclosed in the notes that follow. IFC’s activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions. IFC, together with private investors, assists in financing the establishment, improvement and expansion of private sector enterprises by making loans, equity investments and investments in debt securities where sufficient private capital is not otherwise available on reasonable terms. IFC’s share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. IFC also plays a catalytic role in mobilizing additional funding from other investors and lenders through parallel loans, loan participations, partial credit guarantees, securitizations, loan sales, risk sharing facilities, fund investments and other IFC crisis initiatives. In addition to project finance and mobilization, IFC offers an array of financial and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.
NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES
The condensed consolidated financial statements include the financial statements of IFC and its consolidated subsidiary (merged into IFC on January 31, 2020) as detailed in Note B. The accounting and reporting policies of IFC conform with accounting principles generally accepted in the United States of America (US GAAP). In the opinion of management, the condensed consolidated financial statements reflect all adjustments necessary for the fair presentation of IFC’s financial position and results of operations.
Condensed Consolidated Financial Statements presentation - Certain amounts in prior years have been changed to conform to the current year’s presentation. IFC classifies cash and due from banks and time deposits (collectively, cash and cash equivalents) as cash and as cash equivalents in the condensed consolidated statement of cash flows because they are generally readily convertible to known amounts of cash within three months of acquisition generally when the original maturities for such instruments are under three months (or in some cases are under six months when the time deposit is optionally redeemable within three months). IFC has revised the presentation of certain time deposits in the amount of $426 million to exclude from “Cash and cash equivalents” and include in “Change in trading securities and time deposits with maturities greater than three months” in the statement of cash flows for the three months ended September 30, 2019 to correct the classification of such time deposits with maturities greater than three months as “cash equivalents". The correction changed the "Change in trading securities and time deposits with maturities greater than three months", the "Net cash (used in) provided by operating activities", the "Change in cash and cash equivalents", and the "Net change in cash and cash equivalents" by $4,301 million cash inflow and the "Ending cash and cash equivalents" by $426 million in the condensed consolidated statement of cash flows for that period.
Functional currency - IFC’s functional currency is the United States dollar (US dollars or $).
Use of estimates - The preparation of the condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from these estimates. A significant degree of judgment has been used in the determination of: the reserve against losses on loans, off-balance sheet credit exposures, and available-for-sale debt securities for which the Fair Value Option has not been elected; estimated fair values of financial instruments accounted for at fair value (including equity investments, debt securities, loans, trading securities and derivative instruments); projected pension benefit obligations, fair value of pension and other postretirement benefit plan assets, and net periodic pension income or expense. There are inherent risks and uncertainties related to IFC’s operations. The possibility exists that changing economic conditions could have an adverse effect on the financial position of IFC.
IFC uses internal models to determine the fair values of derivative and other financial instruments and the aggregate level of the reserve against credit losses on loans, off-balance sheet credit exposures, and available-for-sale debt securities. IFC undertakes continuous review and analysis of these models with the objective of refining its estimates, consistent with evolving best practices appropriate to its operations. Changes in estimates resulting from refinements in the assumptions and methodologies incorporated in the models are reflected in net income in the period in which the enhanced models are first applied.
Consolidation, non-controlling interests and variable interest entities - IFC consolidates:

i)	all majority-owned subsidiaries;

ii)
limited partnerships in which it is the general partner, unless the presumption of control is overcome by certain management participation or other rights held by minority shareholders/limited partners; and

iii)	variable interest entities (VIEs) for which IFC is deemed to be the VIE's primary beneficiary (together, consolidated subsidiaries).
Significant intercompany accounts and transactions are eliminated in consolidation.

INTERNATIONAL FINANCE CORPORATION	Page 31

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES (continued)

An entity is a VIE if:

i)	its equity is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties;

ii)	its equity investors do not have decision-making rights about the entity's operations; or

iii)	its equity investors do not absorb the expected losses or receive the expected returns of the entity proportionally to their voting rights.
A variable interest is a contractual, ownership or other interest whose value changes as the fair value of the VIE's net assets change. IFC's variable interests in VIEs arise from financial instruments, service contracts, guarantees, leases or other monetary interests in those entities.
IFC is considered to be the primary beneficiary of a VIE if it has the power to direct the VIE's activities that most significantly impact its economic performance and the obligation to absorb losses of or the right to receive benefits from the VIE that could potentially be significant to the VIE.
Fair Value Option - IFC has elected the Fair Value Option under the subsections of ASC Topic 825, Financial Instruments (ASC 825 or the Fair Value Option) for several of its financial assets and financial liabilities. ASC 825 permits the measurement of eligible financial assets, financial liabilities and firm commitments at fair value on an instrument-by-instrument basis, that are not otherwise permitted to be accounted for at fair value under other accounting standards. The election to use the Fair Value Option is available when an entity first recognizes a financial asset or liability or upon entering into a firm commitment.
IFC has elected the Fair Value Option (FVO) for the following financial assets and financial liabilities:

i)
direct equity investments which give IFC significant influence, which in the absence of FVO, would have to be accounted for under equity method and all other all other financial interests in the investee (e.g., guarantees, loans)

ii)	all market borrowings that are economically hedged with financial instruments accounted for at fair value with changes therein reported in earnings;

iii)	borrowings from IDA;
effective July 1, 2018:

iv)	substantially all investments in debt securities; and

v)	substantially all hybrid instruments in the loan investment portfolio;
All borrowings for which the Fair Value Option has been elected are economically hedged with derivative or other financial instruments accounted for at fair value with changes in fair value reported in earnings as such changes occur.  Measuring at fair value those borrowings for which the Fair Value Option has been elected mitigates the earnings volatility that would otherwise occur, due to measuring the borrowings and related economic hedges differently, without having to apply ASC Topic 815, Derivatives and Hedging (ASC 815)'s complex hedge accounting requirements.
Measuring at fair value those equity investments that would otherwise require equity method accounting simplifies the accounting and renders a carrying amount on the condensed consolidated balance sheet based on a measure (fair value) that IFC considers preferable to equity method accounting. For the investments that otherwise would require equity method accounting for which the Fair Value Option is elected, ASC 825 requires the Fair Value Option to also be applied to all eligible financial interests in the same entity. IFC has disbursed loans and issued guarantees to some of those investees; therefore, the Fair Value Option is also applied to those loans and issued guarantees. IFC elected the Fair Value Option for equity investments, through June 30, 2018, with 20% or more ownership where it did not have significant influence so that the same measurement method (fair value) was applied to all equity investments with more than 20% ownership.
The FVO was elected through June 30, 2018, for certain hybrid instruments in the investment portfolio that would have otherwise required bifurcation of the host and embedded derivative. Election of the FVO for these instruments eliminated the bifurcation requirement.
The FVO has been elected for substantially all investments in debt securities and hybrid loan instruments recognized after June 30, 2018. Among other things, measuring all investments in debt securities and hybrid loan instruments at fair value eliminates the requirement to bifurcate the host and embedded derivative that may have otherwise applied in certain instances, results in more accounting consistency across IFC’s investment portfolio and results in a measurement method that is consistent with the manner in which the portfolio is managed.
Fair Value Measurements
IFC has adopted FASB Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements and Disclosures (ASC 820). ASC 820 defines fair value, establishes a framework for measuring fair value and a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels and applies to all items measured at fair value, including items for which impairment measures are based on fair value.

INTERNATIONAL FINANCE CORPORATION	Page 32

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES (continued)

ASC 820 defines fair value as the price that would be received to sell an asset or transfer a liability (i.e., an exit price) in an orderly transaction between independent, knowledgeable and willing market participants at the measurement date assuming the transaction occurs in the entity’s principal (or most advantageous) market. Fair value must be based on assumptions market participants would use (inputs) in determining the price and measured assuming that market participants act in their economic best interest, therefore, their fair values are determined based on a transaction to sell or transfer the asset or liability on a standalone basis. Under ASC 820, fair value measurements are not adjusted for transaction costs.
ASC 820 established a fair value hierarchy which gives the highest priority to unadjusted quoted prices in active markets for identical unrestricted assets and liabilities (Level 1), the next highest priority to observable market based inputs or unobservable inputs that are corroborated by market data from independent sources (Level 2) and the lowest priority to unobservable inputs that are not corroborated by market data (Level 3). Fair value measurements are required to maximize the use of available observable inputs.
Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
Level 2: Other than quoted prices included in Level 1, inputs that are observable for the asset or liability, either directly or indirectly for substantially the full term of the asset or liability. It includes quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and financial instruments that are valued using models and other valuation methodologies. These models consider various assumptions and inputs, including time value, yield curves, volatility factors, prepayment speeds, default rates, loss severity and current market and contractual pricing for the underlying asset, as well as other relevant economic measures. Substantially all of these inputs are observable in the market place, can be derived from observable data or are supported by observable levels at which market transactions are executed.
Level 3: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. It consists of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are non-observable. It also includes financial instruments whose fair value is estimated based on price information from independent sources that cannot be corroborated by observable market data.
IFC’s policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.
IFC estimates the fair value of its investments in private equity funds that do not have readily determinable fair value based on the funds’ net asset values (NAVs) per share as a practical expedient to the extent that a fund reports its investment assets at fair value and has all the attributes of an investment company, pursuant to ASC Topic 946, Financial Services - Investment Companies (ASC 946). If the NAV is not as of IFC’s measurement date, IFC adjusts the most recent NAV, as necessary, to estimate a NAV for the investment that is calculated in a manner consistent with the fair value measurement principles established by ASC 820.
Remeasurement of foreign currency transactions - Monetary assets and liabilities not denominated in US dollars, are expressed in US dollars at the exchange rates prevailing at September 30, 2020 and June 30, 2020. Income and expenses are recorded based on the rates of exchange prevailing at the time of the transaction. Transaction gains and losses are credited or charged to income.
Loans - IFC originates loans to facilitate project finance, restructuring, refinancing, corporate finance, and/or other developmental objectives. Loans are recorded as assets when disbursed. Loans are generally carried at the principal amounts outstanding adjusted for net unamortized loan origination costs and fees. It is IFC’s practice to obtain collateral security such as, but not limited to, mortgages and third-party guarantees.
Certain loans are carried at fair value in accordance with the Fair Value Option as discussed above. Unrealized gains and losses on loans accounted for at fair value under the Fair Value Option are reported in Net unrealized gains and losses on non-trading financial instruments accounted for at fair value on the condensed consolidated statement of operations.
Certain loans originated by IFC contain income participation, prepayment and conversion features. These features are bifurcated and separately accounted for in accordance with ASC 815 if IFC has not elected the Fair Value Option for the loan host contracts and the features meet the definition of a derivative and are not considered to be clearly and closely related to their host loan contracts. Otherwise, these features are accounted for as part of their host loan contracts in accordance with IFC’s accounting policies for loans as indicated herein.
Revenue recognition on loans - Interest income and commitment fees on loans are recorded as income on an accrual basis. Loan origination fees and direct loan origination costs are deferred and amortized over the estimated life of the originated loan; such amortization is determined using the interest method unless the loan is a revolving credit facility in which case amortization is determined using the straight-line method. Prepayment fees are recorded as income when received.

INTERNATIONAL FINANCE CORPORATION	Page 33

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES (continued)

IFC does not recognize income on loans where collectability is in doubt or payments of interest or principal are past due more than 60 days unless management anticipates that collection of interest will occur in the near future. Any interest accrued on a loan placed in nonaccrual status is reversed out of income and is thereafter recognized as income only when the actual payment is received. Interest not previously recognized but capitalized as part of a debt restructuring is recorded as deferred income, included in the condensed consolidated balance sheet in payables and other liabilities, and credited to income only when the related principal is received. Such capitalized interest is considered in the computation of the reserve against losses on loans in the condensed consolidated balance sheet.
Accrued interest balances are reported within receivables and other assets on the condensed consolidated balance sheets. IFC elected not to measure expected credit losses for accrued interest receivables related to its loans and the available-for-sale securities portfolio as IFC’s policy is to write-off uncollectible accrued interest receivable balances in a timely manner. Accrued interest is written off by reversing interest income during the quarter the financial asset is moved from an accrual to a nonaccrual status.
Reserve against losses on loans and off-balance credit arrangements
Effective July 1, 2020, pursuant to Accounting Standards Update 2016-13, Measurement of Credit Losses on Financial Instruments and related amendments, which is incorporated in ASC Topic 326, Financial Instruments-Credit Losses (ASC 326), IFC adopted ASC 326 to replace the incurred loss methodology for recognizing credit losses in place at June 30, 2020. The objective of ASC 326 is to recognize a reserve for credit losses that is deducted from the amortized cost basis of the financial asset to present the net amount expected to be collected on the financial asset on the balance sheet.
In developing the estimate of expected credit losses in accordance with ASC 326, IFC introduced a credit loss methodology that reflects an estimate of expected credit losses over the remaining contractual life of a financial asset, considering forward looking information.  IFC considered the relevant inputs and assumptions required to perform the estimate. These included, but are not limited to, historical and current loan portfolio data, data relevant to current economic conditions, and data relevant to reasonable and supportable forecasts of economic conditions. Inputs and assumptions are quantitative or qualitative in nature. In particular, the forecast of key economic variables relevant to the loan portfolio is one of the critical assumptions to IFC’s estimation of expected credit losses. The forecast of economic variables are credit loss drivers that produce a macro-economic response estimate of loss over the 3-year period that IFC deems to be reasonable and supportable. For periods beyond the reasonable and supportable forecast period, expected credit losses are estimated by reverting to historical loss information without adjustment for changes in economic conditions. This reversion is phased in over a one-year period on a straight-line basis. The Segmentation process is based on a facility and credit rating, with certain assumptions segmented by industry. The facility rating applies to an individual investment product and provides information on the amount of loss that IFC is likely to incur on that product if the obligor defaults. IFC’s forecast of expected credit losses is based on the probability of a loan defaulting associated with each credit risk rating, the expected loss percentage given a default associated with each facility risk rating, and the expected balance at the estimated date of default. The estimate of the expected balance at the time of default considers a prepayment assumption and, for loans with available credit, a disbursement assumption estimates expected utilization rates.
The reserve against losses on loans are established through a review process undertaken on a quarterly basis and has two main components: (a) a portfolio reserve for expected losses determined from the historical loss rates, adjusted for qualitative factors, and forecasted expected losses on the segments associated with the loan class with similar risk characteristics; and (b) an individual reserve which is a separate reserve representing the reserves assigned to individually evaluated loans that do not share similar risk characteristics with other loans. IFC considers its entire loan portfolio to comprise one portfolio segment and defines the one major category of loans to be the grouping of the loan receivable based on risk characteristics and the method for monitoring and assessing credit risk. The risks inherent in the portfolio that are considered in determining the portfolio reserve are those proven to exist by past experience and include: country systemic risk; the risk of correlation or contagion of losses between markets; uninsured and uninsurable risks; nonperformance under guarantees and support agreements; and opacity of, or misrepresentation in a borrowers financial statements.
For individual reserves, loans identified as not sharing similar risk characteristics with other assets are individually evaluated for the net amount expected to be collected and reserves are determined for them outside of the portfolio reserve computation. Information and events, with respect to the borrower and/or the economic and political environment in which it operates, considered in determining a loss reserve include, but are not limited to, the borrower’s financial difficulties, breach of contract, bankruptcy/reorganization, credit rating downgrade as well as geopolitical conflict, financial/economic crisis, commodity price decline, adverse local government action and natural disaster. Loans modified as troubled debt restructuring, as well as loans placed in nonaccrual status are individually evaluated for the net amount expected to be collected. Individually evaluated loans are measured based on the present value of expected future cash flows to be received, or for loans that are dependent on collateral for repayment, the estimated fair value of the collateral, less the cost to sell.

INTERNATIONAL FINANCE CORPORATION	Page 34

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES (continued)

IFC recognizes reserve on loans not carried at fair value in the condensed consolidated balance sheet through the reserve against losses on loans, recording a provision or release of provision for losses on loans in net income, which increases or decreases the reserve against losses on loans. Loans are written-off when IFC has exhausted all possible means of recovery, by reducing the reserve against losses on loans. Such reductions in the reserve are partially offset by recoveries which are considered in the reserving process, if any, associated with previously written-off loans.
In accordance with ASC 326, IFC recognizes a reserve for credit losses on off-balance sheet credit exposures for guarantees that are not measured at fair value and other off-balance sheet arrangements, primarily reserve for credit losses on loans committed but not disbursed, based on expected credit losses over the contractual period in which IFC is exposed to credit risk via a present contractual obligation to extend credit, unless that obligation is unconditionally cancellable by IFC. Reserve against losses on off-balance sheet credit exposures are included within Payables and other liabilities on the condensed consolidated balance sheets, with changes recognized through provision for losses on loans in net income. Methodologies for estimating the reserve for credit losses on off-balance sheet credit exposures, including loans committed but not disbursed, are generally consistent with methodologies for estimating the reserve for credit losses for the disbursed loan portfolio, as discussed above as applicable, but is subject to an additional parameter reflecting the likelihood that funding will occur.
Equity investments - IFC invests primarily for developmental impact; IFC does not seek to take operational, controlling, or strategic equity positions within its investees. Equity investments are acquired through direct ownership of equity instruments of investees, as a limited partner in LLPs and LLCs, and/or as an investor in private equity funds.
Pursuant to Accounting Standards Update 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities (ASU 2016-01) and ASC Topic 321, Investments - Equity Securities (ASC 321), effective July 1, 2018 all equity investments are measured at fair value, with unrealized gains and losses reported in earnings.
IFC’s investments in certain private equity funds in which IFC is deemed to have a controlling financial interest, are consolidated by IFC, as the presumption of control by the fund manager or the general partner has been overcome. Certain equity investments, for which recovery of invested capital is uncertain, are accounted for under the cost recovery method, such that receipts are first applied to recovery of invested capital and then to income from equity investments. The cost recovery method is applied to IFC's investments in its natural resources unincorporated joint ventures (UJVs). IFC’s share of conditional asset retirement obligations related to investments in UJVs are recorded when the fair value of the obligations can be reasonably estimated. The obligations are capitalized and systematically amortized over the estimated economic useful lives.
Unrealized gains and losses on equity investments accounted for at fair value are reported in income from equity investments and associated derivatives on the condensed consolidated statements of operations. Unrealized gains and losses on equity investments which were accounted for as available-for-sale were reported in other comprehensive income. Realized gains on the sale or redemption of equity investments are measured against the average cost of the investments sold.
Dividends on listed equity investments are recorded on the ex-dividend date, and dividends on unlisted equity investments are recorded upon receipt of notice of declaration. Realized gains on listed equity investments are recorded upon trade date, and realized gains on unlisted equity investments are recorded upon incurring the obligation to deliver the applicable shares. Losses are recognized when incurred.
IFC enters into put options, call options and warrant agreements in connection with equity investments; these are accounted for in accordance with ASC 815 to the extent they meet the definition of a derivative. Put options, call options and warrant agreements that do not meet the definition of a derivative are measured at fair value with unrealized gains and losses recognized in earnings in accordance with ASC 321 and included in “Equity investments” on the condensed consolidated balance sheets.
Gains and losses on debt conversions and exchanges of equity interests - Loan and debt security conversions to equity interests are based on the fair value of the equity interests received. Transfers of equity interests in exchange for equity interests in other entities and other non-cash transactions are generally accounted for based on the fair value of the asset relinquished unless the fair value of the asset received is more clearly evident in which case the accounting is based on the fair value of the asset received. The difference between the fair value of the asset received and the recorded amount of the asset relinquished is recorded as a gain or loss in the condensed consolidated statements of operations.
Debt securities - Debt securities in the investment portfolio classified as available-for-sale are carried at fair value on the condensed consolidated balance sheets with unrealized gains and losses included in accumulated other comprehensive income until realized.
Unrealized gains and losses on debt securities accounted for at fair value under the Fair Value Option are reported in “Net unrealized gains and losses on non-trading financial instruments accounted for at fair value” on the condensed consolidated statements of operations.
IFC invests in certain debt securities with conversion features; if the hybrid instrument is not measured at fair value with unrealized gains and losses reported in earnings, these features are accounted for in accordance with ASC 815 to the extent they meet the definition of a derivative.

INTERNATIONAL FINANCE CORPORATION	Page 35

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES (continued)

Impairment of debt securities
IFC adopted the guidance under ASC 326 for available-for-sale debt securities by amending the impairment model to determine whether all or a portion of the unrealized loss on such securities is a credit loss, and recognizing a reserve for credit losses, instead of recording a write-down as required by pre-ASC 326 guidance. In determining whether all or a portion of the unrealized loss on such securities is a credit loss, IFC considers all relevant information including the extent to which fair value has been less than amortized cost, whether IFC intends to sell the debt security or whether it is more likely than not that IFC will be required to sell the debt security, the payment structure of the obligation and the ability of the issuer to make scheduled interest or principal payments, any changes to the ratings of a security, and relevant adverse conditions specifically related to the security, an industry or geographic sector.
Debt securities in the investment portfolio classified as available-for-sale are assessed for impairment each quarter. When impairment is identified, the entire impairment is recognized in net income if (1) IFC intends to sell the security, or (2) it is more likely than not that IFC will be required to sell the security before recovery. However, if IFC does not intend to sell the security and it is not more likely than not that IFC will be required to sell the security but the security has a credit loss, the impairment charge is separated into two components: (1) the credit loss component, which is recognized as a reserve for credit losses (through net income), limited to the amount by which the security’s amortized cost basis exceeds the fair value, and reversal of impairment losses are allowed when the credit of the issuer improves, and (2) the noncredit related impairment losses are recorded in other comprehensive income.
Guarantees - IFC extends financial guarantee facilities to its clients to provide credit enhancement for their debt security issuances and loan obligations. As part of these financial guarantee facilities, IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds or loans. Under the terms of IFC's guarantees, IFC agrees to assume responsibility for the client’s financial obligations in the event of default by the client (i.e., failure to pay when payment is due). Guarantees are regarded as issued when IFC commits to the guarantee. Guarantees are regarded as outstanding when the underlying financial obligation of the client is incurred, and this date is considered to be the “inception” of the guarantee. Guarantees are regarded as called when IFC’s obligation under the guarantee has been invoked. There are two liabilities associated with the guarantees: (i) the stand-ready obligation to perform and (ii) the contingent liability. The fair value of the stand-ready obligation to perform is recognized at the inception of the guarantee. For guarantees that are within scope of ASC 326, the expected credit losses (the contingent liability) associated with the financial guarantee is measured and accounted for in addition to and separately from the fair value of the stand-ready obligation to perform. Guarantee fees are recorded in income as the stand-ready obligation to perform is fulfilled. Commitment fees on guarantees are recorded as income on an accrual basis. All liabilities associated with guarantees are included in payables and other liabilities, and the receivables are included in other assets on the condensed consolidated balance sheet.
Designations of retained earnings - IFC establishes funding mechanisms for specific Board approved purposes through designations of retained earnings. Designations of retained earnings for grants to IDA are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is noted with approval by the Board of Governors. All other designations are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is approved by the Board of Directors.
Expenditures resulting from such designations are recorded as expenses in IFC’s condensed consolidated statement of operations in the year in which they are incurred and reduces the respective designated retained earnings for such purposes. Expenditures are deemed to have been incurred when IFC has ceded control of the funds to the recipient.
Liquid asset portfolio - The liquid asset portfolio, as defined by IFC, consists of: time deposits and securities; related derivative instruments; securities purchased under resale agreements and receivable for cash collateral pledged, securities sold under repurchase agreements and payable for cash collateral received; receivables from sales of securities and payables for purchases of securities; and related accrued income and charges. IFC’s liquid funds are invested in government, agency and government-sponsored agency obligations, time deposits and asset-backed, including mortgage-backed, securities. Government and agency obligations include positions in high quality fixed rate bonds, notes, bills, and other obligations issued or unconditionally guaranteed by governments of countries or other official entities including government agencies and instrumentalities or by multilateral organizations. Asset-backed and mortgage-backed securities include agency and non-agency residential mortgage-backed securities, commercial mortgage-backed securities, consumer, auto and student loan-backed securities, commercial real estate collateralized debt obligations and collateralized loan obligations.
Securities and related derivative instruments within IFC’s liquid asset portfolio are classified as trading and are carried at fair value with any changes in fair value reported in income from liquid asset trading activities. Interest on securities and amortization of premiums and accretion of discounts are also reported in income from liquid asset trading activities. Gains and losses realized on the sale of trading securities are computed on a specific security basis.

INTERNATIONAL FINANCE CORPORATION	Page 36

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES (continued)

IFC classifies cash and due from banks and time deposits with maturities less than three months (collectively, cash and cash equivalents) as cash and as cash equivalents in the condensed consolidated statement of cash flows because they are generally readily convertible to known amounts of cash within three months of acquisition generally when the original maturities for such instruments are under three months (or in some cases are under six months when the time deposit is optionally redeemable within three months). Time deposits with maturities greater than three months and therefore not considered cash equivalents as of September 30, 2020, September 30, 2019, and June 30, 2020, total $4,649 million, $426 million, and $2,009 million, respectively, and are included in the “Change in trading securities and time deposits with maturities greater than three months” line in the condensed consolidated statements of cash flows.
Repurchase, resale and securities lending agreements - Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. Resale agreements are contracts under which a party purchases securities and simultaneously agrees to resell the same securities at a specified future date at a fixed price. Securities lending agreements are similar to repurchase agreements except that the securities loaned are securities that IFC has received as collateral under unrelated agreements and allowed by contract to rehypothecate. Amounts due under securities lending agreements are included in securities sold under repurchase agreements and payable for cash collateral received on the condensed consolidated balance sheet.
It is IFC’s policy to take possession of securities purchased under resale agreements, which are primarily liquid government securities. The market value of these securities is monitored and, within parameters defined in the agreements, additional collateral is obtained when their value declines. IFC also monitors its exposure with respect to securities sold under repurchase agreements and, in accordance with the terms of the agreements, requests the return of excess securities held by the counterparty when their value increases.
Repurchase, resale and securities lending agreements are accounted for as collateralized financing transactions and recorded at the amount at which the securities were acquired or sold plus accrued interest.
Borrowings - To diversify its access to funding, and reduce its borrowing costs, IFC borrows in a variety of currencies and uses a number of borrowing structures, including foreign exchange rate-linked, inverse floating rate and zero coupon notes. In managing the currency exposure inherent in borrowing in a variety of currencies, generally, IFC either simultaneously converts such borrowings into variable rate US dollar borrowings through the use of currency and interest rate swap transactions or utilizes liquid asset portfolio or debt investments denominated in the same currency to economically hedge changes in the fair value of certain borrowings. Under certain outstanding borrowing agreements, IFC is not permitted to mortgage or allow a lien to be placed on its assets (other than purchase money security interests) without extending equivalent security to the holders of such borrowings. Interest on borrowings and amortization of premiums and accretion of discounts are reported in charges on borrowings.
Substantially all borrowings are carried at fair value under the Fair Value Option. All changes in the fair value of such borrowings through June 30, 2018 were reported in “Net unrealized gains and losses on non-trading financial instruments accounted for at fair value” in the condensed consolidated statement of operations. Effective July 1, 2018, in accordance with ASU 2016-01, the change in the fair value of these borrowings resulting from changes in instrument-specific credit risk is reported in other comprehensive income, while the remaining change in fair value is reported in “Net unrealized gains and losses on non-trading financial instruments accounted for at fair value” in the condensed consolidated statement of operations.
Risk management and use of derivative instruments - IFC enters into transactions in various derivative instruments primarily for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities and equity investments, client risk management, borrowing, liquid asset portfolio management and asset and liability management. There are no derivatives designated as accounting hedges.
All derivative instruments are recorded on the condensed consolidated balance sheet at fair value as derivative assets or derivative liabilities. Where they are not clearly and closely related to the host contract, certain derivative instruments embedded in loans, debt securities and equity investments are bifurcated from the host contract and recorded at fair value as derivative assets or liabilities unless the hybrid instrument is accounted for at fair value with any changes in fair value reported in income. The fair value at inception of such embedded derivatives is excluded from the carrying amount of the host contracts on the condensed consolidated balance sheet. Changes in fair values of derivative instruments used in the liquid asset portfolio are recorded in income from liquid asset trading activities. Changes in fair values of derivative instruments other than those in the liquid asset portfolio are recorded in net unrealized gains and losses on non-trading financial instruments accounted for at fair value. The risk management policy for each of IFC’s principal business activities and the accounting policies particular to them are described below.
Lending activities IFC’s policy is to closely match the currency, interest rate basis, and maturity of its loans and borrowings. Derivative instruments are used to convert the cash flows from fixed rate US dollar or non-US dollar loans into variable rate US dollars. Changes in fair value of all derivatives associated with these activities are reported in net income in ”Net unrealized gains and losses on non-trading financial instruments accounted for at fair value,” in the condensed consolidated statements of operations. Realized gains and losses associated with these activities are reported in “Income from loans and guarantees, including realized gains and losses on loans and associated derivatives.

INTERNATIONAL FINANCE CORPORATION	Page 37

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES (continued)

Client risk management activities IFC enters into derivatives transactions with its clients to help them hedge their own currency, interest rate, or commodity risk, which, in turn, improves the overall quality of IFC’s loan portfolio. To hedge the market risks that arise from these transactions with clients, IFC enters into offsetting derivative transactions with matching terms with authorized market counterparties. Changes in fair value of all derivatives associated with these activities are reported in "Net unrealized gains and losses on non-trading financial instruments accounted for at fair value", in the condensed consolidated statements of operations.” Realized gains and losses associated with these activities are reported in “Other Income”, in the condensed consolidated statements of operations.
Borrowing activities IFC issues debt securities in various capital markets with the objectives of minimizing its borrowing costs, diversifying funding sources, and developing member countries’ capital markets, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a stock market index, a reference interest rate, a commodity index, or one or more foreign exchange rates. IFC generally uses derivative instruments with matching terms, primarily currency and interest rate swaps, to convert certain of such borrowings into variable rate US dollar obligations, consistent with IFC’s matched funding policy. IFC elects to carry at fair value, under the Fair Value Option, all market borrowings for which a derivative instrument, liquid asset portfolio investment or debt investment is used to create an economic hedge. Changes in the fair value of such borrowings and the associated derivatives are reported in "Net unrealized gains and losses on non-trading financial instruments accounted for at fair value" in the condensed consolidated statements of operations. Realized gains and losses associated with these activities are reported in “Charges on borrowings”, in the condensed consolidated statements of operations.
Liquid asset portfolio management activities IFC manages the interest rate, currency and other market risks associated with certain of the time deposits and securities in its liquid asset portfolio by entering into derivative transactions to convert the cash flows from those instruments into variable rate US dollars or by utilizing market borrowings denominated in the same currency to economically hedge changes in the fair value of certain liquid asset portfolio investments. The derivative instruments used include short-term, over-the-counter foreign exchange forwards (covered forwards), interest rate and currency swaps, and exchange-traded interest rate futures and options. As the entire liquid asset portfolio is classified as trading portfolio, all securities (including derivatives) are carried at fair value with changes in fair value reported in "Income from liquid asset trading activities" in the condensed consolidated statements of operations.
Asset and liability management In addition to the risk managed in the context of its business activities detailed above, IFC faces residual market risk in its overall asset and liability management. Residual currency risk is managed by monitoring the aggregate position in each lending currency and reducing the net excess asset or liability position through sales or purchases of currency. Interest rate risk arising from mismatches due to write-downs, prepayments and reschedulings, and residual reset date mismatches is monitored by measuring the sensitivity of the present value of assets and liabilities in each currency to each basis point change in interest rates.
IFC monitors the credit risk associated with these activities by careful assessment and monitoring of prospective and actual clients and counterparties. In respect of liquid assets and derivatives transactions, credit risk is managed by establishing exposure limits based on the credit rating and size of the individual counterparty. In addition, IFC has entered into master agreements with its derivative market counterparties governing derivative transactions that contain close-out and netting provisions and collateral arrangements. Under these agreements, if the credit exposure to one of the parties to the agreement, on a mark-to-market basis, exceeds a specified level, that party must post collateral to cover the excess, generally in the form of liquid government securities or cash. IFC does not offset the fair value amounts of derivatives and obligations to return, or rights to receive, cash collateral associated with these master-netting agreements. Changes in fair value of all derivatives associated with these activities are reported in ”Net unrealized gains and losses on non-trading financial instruments accounted for at fair value,” in the condensed consolidated statements of operations. Realized gains and losses associated with these activities are reported in “Other income”, in the condensed consolidated statements of operations.
Loan participations - IFC mobilizes funds from commercial banks and other financial institutions (Participants) by facilitating loan participations, without recourse. These loan participations are administered and serviced by IFC on behalf of the Participants. The disbursed and outstanding balances of loan participations that meet the applicable accounting criteria are accounted for as sales and are not included in IFC’s condensed consolidated balance sheet. All other loan participations are accounted for as secured borrowings; the participated loans are included in loans on IFC’s condensed consolidated balance sheets, with the related secured borrowings included in payables and other liabilities on IFC’s condensed consolidated balance sheets.
Advisory services - Funding received for IFC advisory services from governments and other donors are recognized as contribution revenue when the conditions on which they depend are substantially met. Advisory services expenses are recognized in the period incurred. Advisory client fees and administration fees are recognized as income when earned. See Notes L and N.
Pension and other postretirement benefits - IBRD sponsors a Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that are defined benefit plans and cover substantially all of its staff members as well as the staff of IFC and of MIGA.

INTERNATIONAL FINANCE CORPORATION	Page 38

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES (continued)

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides pension benefits administered outside the SRP. All costs associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees’ respective participation in the plans. In addition, IFC and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.
In accordance with ASU 2017-07, the service cost component of the net periodic benefit costs allocated to IFC is included in “Administrative expenses” in the condensed consolidated statement of operations. The remaining components of the net periodic benefit costs allocated to IFC are included in “Other” in the condensed consolidated statement of operations. IFC includes a receivable from IBRD in receivables and other assets, representing prepaid pension and other postretirement benefit costs.
Recently adopted accounting standards
In February 2016, the FASB issued ASU 2016-02, Leases (ASU 2016-02). ASU 2016-02 introduced a new accounting model that resulted in lessees recording most leases on the balance sheet. IFC adopted ASU 2016-02 effective July 1, 2019 with no material impact on IFC’s financial statements.
On July 1, 2020, IFC adopted ASU 2016-13 Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and related amendments, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (CECL) methodology. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including loan receivables. It also applies to off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments). In addition, ASC 326 made changes to the accounting for available-for-sale debt securities. One such change is to require credit losses to be presented as a reserve rather than as a write-down on available-for-sale debt securities that management does not intend to sell or believes that it is more likely than not they will be required to sell.
IFC adopted ASC 326 using the modified retrospective method for financial assets measured at amortized cost and off-balance sheet credit exposures. Results for reporting periods beginning after July 1, 2020 are presented under ASC 326 while prior period amounts continue to be reported in accordance with previously applicable GAAP. On July 1, 2020, IFC recorded the impact of adopting ASC 326 by means of a cumulative-effect adjustment to the condensed consolidated balance sheet, and a summary of the impact is listed below:

Increase (decrease)	Cumulative effect of adoption of ASU 2016-13, effective July 1, 2020 (in US$ millions)
	Reserve against Losses	Retained earnings	Total Capital
Recognizing reserve against credit losses on disbursed loans (net of release of reserve against credit losses on accrued interest of $10 million)	$58	$(58)	$(58)
Recognizing reserve against credit losses on guarantees	8	(8)	(8)
Recognizing reserve against credit losses on loans committed but not disbursed	140	(140)	(140)
Total	$206	$(206)	$(206)
Reserve against credit losses on disbursed loans are reported as a contra asset, reserve against losses, to the loan balance on the condensed consolidated balance sheets. Reserve against credit losses on guarantees and loans committed but not disbursed are reported within Payables and other liabilities on the condensed consolidated balance sheets. Retained Earnings is included in the Capital section on the condensed consolidated balance sheets. IFC adopted ASC 326 for available-for-sale debt securities using the prospective transition approach for debt securities for which other-than-temporary impairment had been recognized prior to July 1, 2020.
In March 2017, the FASB issued ASU 2017-08, Premium Amortization on Purchased Callable Debt Securities (ASU 2017-08). ASU 2017-08 shortens the amortization period for certain investments in callable debt securities purchased at a premium by requiring the premium to be amortized to the earliest call date. IFC adopted ASU 2017-08 effective July 1, 2019 with no material impact on IFC’s financial statements.

INTERNATIONAL FINANCE CORPORATION	Page 39

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES (continued)

In June 2018, the FASB issued ASU 2018-08, Clarifying the Scope and Accounting Guidance for Contributions made and Contributions Received (ASU 2018-08).  ASU 2018-08 provides guidance to assist entities in evaluating whether transactions are contributions and whether a contribution is conditional. For contributions received, ASU 2018-08 is effective for annual periods beginning after June 15, 2018, including interim periods within those annual periods (which is the year ended June 30, 2019 for IFC). For contributions paid, ASU 2018-08 is effective for annual periods beginning after December 15, 2018, including interim periods within those annual periods (which is the year ended June 30, 2020 for IFC). IFC adopted ASU 2018-08 effective July 1, 2018 and July 1, 2019 for contributions received and contributions paid, respectively, with no material impact on IFC’s financial statements.
FASB has confirmed the interagency guidance from the Federal Reserve and the Federal Deposit Insurance Corporation that short-term modifications made on a good faith basis in response to COVID-19 to borrowers who were current prior to any relief, are not considered TDRs. During FY20 Q4, IFC implemented a COVID-19 related loan modification program which meets the interagency guidance. IFC adopted this guidance with no material impact on IFC’s financial statements.
In October 2018, the FASB issued ASU 2018-17, Consolidation: Targeted Improvements to Related Party Guidance for Variable Interest Entities (ASU 2018-17). ASU 2018-17 amends the guidance for how a decision maker or service provider must determine whether its fee is a variable interest in a VIE when a related party also has an interest in the VIE. Under the amendment, the decision maker must consider interests held be its related parties on a proportionate basis when determining if such interests could absorb more than an insignificant amount of the VIE’s variability. Previous guidance required the decision maker to consider such interests in their entirety. IFC adopted ASU 2018-17 effective July 1, 2020 with no material impact on IFC’s financial statements.
In August 2018, the FASB issued ASU 2018-15, Intangibles - Goodwill and Other - Internal-Use Software: Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract (ASU 2018-15). ASU 2018-15 amends ASC 350-40 to address a customer’s accounting for implementation costs incurred in a cloud computing arrangement that is a service contract. IFC adopted ASU 2018-15 with no material impact on IFC’s financial statements.
In August 2018, the FASB issued ASU 2018-13, Changes to the Disclosure Requirements for Fair Value Measurement (ASU 2018-13). ASU 2018-13 amends the fair value disclosure requirements to include: (a) the amount of gain or loss for the period included in other comprehensive income attributable to fair value changes in Level 3 assets or liabilities, and (b) for Level 3 fair value measurements, the range and weighted average used to develop significant unobservable inputs and the method of calculating the weighted average. Existing fair value disclosure requirements eliminated by ASU 2018-13 include: (a) the amounts and reasons for transfers between Level 1 and Level 2 fair value measurements, and (b) the policy for determining when transfers between fair value measurement Levels occur. ASU 2018-13 modifies existing fair value disclosure requirements by (a) requiring a narrative description of the uncertainty of fair value measurements from the use of significant unobservable inputs if those inputs reasonable could have been different at reporting date, and (b) requiring disclosure of the estimate of the timing of liquidation events for investments measured using the Net Asset Value practical expedient only if such information has been communicated to the investor or announced publicly by the investee. IFC adopted ASU 2018-13 effective July 1, 2020 with no material impact on IFC’s financial statements.
In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848) - Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The ASU provides temporary optional expedients and exceptions to the US GAAP guidance on contract modifications and hedge accounting to ease the financial reporting burden of the expected market transition from LIBOR and other interbank offered rates. To be eligible for the optional expedients, modifications of contractual terms that change (or have the potential to change) the amount or timing of contractual cash flows must be related to replacement of a reference rate. The amendments in this ASU are effective upon issuance of ASU for all entities and can be implemented any time before December 31, 2022. IFC adopted the standard effective June 30, 2020 and the adoption did not have a material impact on IFC’s financial statements.
Accounting standards and regulations under evaluation
In August 2018, the FASB issued ASU 2018-14, Changes to the Disclosure Requirements for Defined Benefit Plans (ASU 2018-14). ASU 2018-14 amends the disclosure requirements for defined benefit pension and other postretirement benefit plans. The added disclosures include the weighted-average interest crediting rates used in the reporting entity’s cash balance pension plans and a narrative description for the reasons for significant gains or losses affecting the benefit obligation and any other significant changes in the benefit obligations or plan assets during the period that are not otherwise apparent in the other required disclosures. The disclosures removed include, among other things, the amounts in accumulated other comprehensive income expected to be recognized as part of net periodic benefit costs over the next year and the effects of a one-percent change in the assumed health care costs on service cost, interest cost, and the postretirement benefit obligation. ASU 2018-14 is effective for fiscal years ending after December 15, 2020 (which is the quarter ending September 30, 2021 for IFC). Earlier adoption is permitted. IFC is currently evaluating the impact of ASU 2018-14.

INTERNATIONAL FINANCE CORPORATION	Page 40

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES (continued)

In January 2020, the FASB issued ASU 2020-01, Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) - Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. The amendments on the interactions between Topic 321 and Topic 323 clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. These amendments do not impact IFC because IFC has elected an FVO for direct equity investments which give IFC significant influence, which in the absence of FVO, would have to be accounted for under equity method. The amendments on the interactions between Topic 323 and Topic 815, clarify that an entity should not consider whether, upon the settlement of a nonderivative forward contract or exercise of a nonderivative purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in Topic 323 or the fair value option in accordance with the financial instruments guidance in Topic 825. The impact of this amendment is not expected to be material for IFC, because IFC is already accounting for non-derivative contracts on equity securities in accordance with ASC 321. ASU 2020-01 is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2020 (which is the quarter ending September 30, 2021 for IFC).
NOTE B - SCOPE OF CONSOLIDATION
IFC managed AMC Funds
Effective January 31, 2020, IFC Asset Management Company, LLC (AMC) was merged into IFC. IFC, as the successor to AMC, has assumed all the assets, rights, liabilities and obligations of AMC. IFC continues the operations of the AMC as a division, which is to mobilize capital from outside IFC’s traditional investor pool and manage third-party capital.
As of the date of the merger, AMC’s cash, receivables and other assets were $45 million, equity investments were less than $0.5 million, and payables and other liabilities were $7 million. Until the merger, AMC had been consolidated into IFC’s financial statements.
As a result of the consolidation of AMC prior to January 31, 2020, amounts included in IFC’s condensed consolidated statement of operations for the three months ended September 30, 2019 comprise (US$ millions):

September 30, 2019
Other income	$13
Other expenses	5
At September 30, 2020, AMC managed twelve funds (collectively referred to as the AMC Funds), none of which requires consolidation by IFC. All AMC Funds are investment companies and are required to report their investment assets at fair value through net income. IFC’s Investments in AMC Funds are accounted at fair value. IFC’s ownership interests in these AMC Funds are shown in the following table:

AMC Funds	IFC’s ownership interest
IFC Capitalization (Equity) Fund, L.P.	61%*
IFC Capitalization (Subordinated Debt) Fund, L.P.	13%
IFC African, Latin American and Caribbean Fund, LP	20%
Africa Capitalization Fund, Ltd.	—
IFC Catalyst Funds	18%**
IFC Global Infrastructure Fund, LP	17%
China-Mexico Fund, LP	—
IFC Financial Institutions Growth Fund, LP	30%
IFC Global Emerging Markets Fund of Funds	19%***
IFC Middle East and North Africa Fund, LP	37%
Women Entrepreneurs Debt Fund, LP	26%
IFC Emerging Asia Fund, LP	22%
* By virtue of certain rights granted to non-IFC limited partner interests, IFC does not control or consolidate this fund.
** The ownership interest of 18% reflects IFC’s ownership interest taking into consideration the overall commitments for the IFC Catalyst Funds, which is comprised of IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, IFC Catalyst Funds). IFC does not have an ownership interest in either the IFC Catalyst Fund (UK), LP or the IFC Catalyst Fund (Japan), LP.
*** The ownership interest of 19% reflects IFC’s ownership interest taking into consideration the current committed amounts for the IFC Global Emerging Markets Fund of Funds, which are comprised of IFC Global Emerging Markets Fund of Funds, LP and IFC Global Emerging Markets Fund of Funds, (Japan Parallel) LP. IFC does not have an ownership interest in the IFC Global Emerging Markets Fund of Funds, (Japan Parallel) LP.

INTERNATIONAL FINANCE CORPORATION	Page 41

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE B - SCOPE OF CONSOLIDATION (continued)

Other Consolidated entities

In August 2015, IFC created a special purpose vehicle, IFC Sukuk Company, to facilitate a $100 million Sukuk under IFC’s borrowings program. The Sukuk matured in September 2020. IFC Sukuk Company was a VIE as at June 30, 2020 and had been consolidated into these condensed consolidated financial statements because IFC is the VIE’s primary beneficiary. The collective impact of this and other entities consolidated into these condensed consolidated financial statements under the VIE or voting interest model is insignificant.
NOTE C – LIQUID ASSET PORTFOLIO
Income from liquid asset trading activities
Income from liquid asset trading activities for the three months ended September 30, 2020 and 2019 comprises (US$ millions):

	2020	2019
Interest income, net	$75	$220
Net gains and losses on trading activities (realized and unrealized)	47	58
Total income from liquid asset trading activities	$122	$278
Net gains and losses on trading activities comprise net losses on asset-backed and mortgage-backed securities of $25 million for the three months ended September 30, 2020 ($2 million net gains - three months ended September 30, 2019) and net gains on other trading securities of $72 million for the three months ended September 30, 2020 ($56 million net gains – three months ended September 30, 2019).
Composition of liquid asset portfolio
The composition of IFC’s net liquid asset portfolio included in the condensed consolidated balance sheet captions is as follows
(US$ millions):

	September 30, 2020	June 30, 2020
Assets
Cash and due from banks	$45	$128
Time deposits	13,284	14,218
Trading securities	33,712	30,217
Securities purchased under resale agreements and receivable for cash collateral pledged	1,195	1,221
Derivative assets	229	230
Receivables and other assets:
Receivables from unsettled security trades	676	831
Accrued interest income on time deposits and securities	124	133
Accrued income on derivative instruments	11	19
Total assets	49,276	46,997
Liabilities
Securities sold under repurchase agreements and payable for cash collateral received	7,025	4,591
Derivative liabilities	512	333
Payables and other liabilities:
Payables for purchase of securities	1,450	1,236
Accrued charges on derivative instruments	44	46
Total liabilities	9,031	6,206
Total net liquid asset portfolio	$40,245	$40,791
The liquid asset portfolio is denominated primarily in US dollars; investments in other currencies, net of the effect of associated derivative instruments that convert non-US dollar securities into US dollar securities, represent 1.2% of the portfolio at September 30, 2020 (1.0% - June 30, 2020).

INTERNATIONAL FINANCE CORPORATION	Page 42

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE D – INVESTMENTS

The carrying amount of investments at September 30, 2020 and June 30, 2020 comprises (US$ millions)*:

	September 30, 2020	June 30, 2020
Loans
Loans at amortized cost	$25,699	$24,795
Less: Reserve against losses on loans	(1,569)	(1,648)
Loans at amortized cost less reserve against losses	24,130	23,147
Loans accounted for at fair value under the Fair Value Option
(outstanding principal balance $1,157 at September 30, 2020, $1,113 - June 30, 2020)	1,019	955
Total loans	25,149	24,102
Equity investments
Equity investments accounted for at fair value**
(cost $11,365 at September 30, 2020, $11,744 - June 30, 2020)	10,369 ***	10,370	***
Total equity investments	10,369	10,370
Debt securities
Debt securities accounted for at fair value as available-for-sale
(amortized cost $3,738 at September 30, 2020, $3,862 - June 30, 2020)	3,648	3,687
Less: Reserve against losses on available-for sale debt securities	(1)	—
Debt securities, available-for-sale less reserve against losses	3,647	3,687
Debt securities accounted for at fair value under the Fair Value Option
(amortized cost $3,219 at September 30, 2020, $2,925 - June 30, 2020)	3,314	2,979
Total debt securities	6,961	6,666
Total carrying amount of investments	$42,479	$41,138
* Results for reporting periods beginning after July 1, 2020 are presented under the ASC 326 methodology, while prior amounts continue to be reported in accordance with previously applicable GAAP.
** Equity investments at fair value as of September 30, 2020 are comprised of investments in common or preferred shares of $6,348 million ($6,433 million as of June 30, 2020), equity interests in private equity funds of $3,978 million ($3,777 million as of June 30, 2020), and equity-related options and other financial instruments of $43 million ($160 million as of June 30, 2020).
*** Includes $4 million and $4 million for September 30, 2020 and June 30, 2020 of equity investments primarily accounted for under the cost recovery method. As the recovery of invested capital is uncertain, the fair value measurement is not applicable to these investments.

INTERNATIONAL FINANCE CORPORATION	Page 43

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES

Loans
Income from Loans and guarantees, including realized gains and losses on loans and associated derivatives for the three months ended September 30, 2020 and 2019 comprise the following (US$ millions):

	Three months ended September 30,
	2020	2019
Interest income	$253	$394
Commitment fees	12	9
Other financial fees	24	19
Realized losses on loans, guarantees and associated derivatives	(21)	—
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$268	$422
Reserve against losses on loans and provision for losses on loans
Reserves against losses as of September 30, 2020 reflects credit risk assessments as of that date.  The assessment of the level of reserves against losses carries a heightened degree of uncertainty and judgment in incorporating the impact of COVID-19.  In evaluating the appropriateness of IFC’s reserves against losses on loans at September 30, 2020, IFC has considered the impact of COVID-19 largely through its rating system that classifies its loans according to credit worthiness and risk.  The FY21 Q1 portfolio provision release included a reduction of $23 million of the qualitative overlay related to estimated losses caused by the impact of COVID-19 which have since been reflected in the credit ratings of individual borrowers at September 30, 2020, but uncertainty remains. The qualitative overlay was $121 million at March 31, 2020; $63 million at June 30, 2020 and $40 million at September 30, 2020.
At September 30, 2020, the reserve for credit losses was $1,717 million reflecting an increase to the reserve of $206 million related to the adoption of ASC 326 which introduced significant changes to the reserving methodology as described in Note A. This was offset by a decrease of the reserve by $181 million primarily driven by improvement in portfolio composition in the portfolio reserve as repayments of worse rated loans were replaced by better rated loans disbursed during the current quarter, net write-offs in loans where recovery is no longer expected and loan sales in the individual reserve as well as further release of provision in the qualitative overlay that was initially established in FY20 Q3 due to COVID-19.
IFC adopted the ASC 326 methodology for measuring credit losses as of July 1, 2020. All related disclosures as of and for the three months ended September 30, 2020 are presented in accordance with ASC 326, Financial Instruments - Credit Losses (ASC 326). IFC did not recast comparative financial periods and has presented those disclosures in accordance with GAAP effective at that time.
Changes in the reserve against losses on loans disbursed and loans committed but not disbursed for the three months ended September 30, 2020, as well as the related loans at amortized cost evaluated for impairment individually and on a pool basis (portfolio reserves) respectively, are summarized below (US$ millions):

	Three months ended September 30, 2020
	Loans Disbursed			Loans Committed but not Disbursed
	Individual reserves	Portfolio reserves	Total reserves	Individual reserves	Portfolio reserves	Total reserves
Beginning balance	$804	$844	$1,648	$—	$—	$—
Cumulative effect of adopting ASC 326*	—	68	68	3	137	140
Provision (release of provision) for losses	(21)	(59)	(80)	—	(42)	(42)
Write-offs	(68)	(5)	(73)	—	—	—
Foreign currency transaction adjustments	5	1	6	—	1	1
Other adjustments**	(1)	1	—	—	—	—
Ending balance	$719	$850	$1,569	$3	$96	$99
Total disbursed loans at September 30, 2020	$1,937	$23,895	$25,832
Loans committed but not disbursed at September 30, 2020				$39	$4,754	$4,793
Unamortized deferred loan origination fees, net and other			(133)
Loans at amortized cost			$25,699
* See Note A for information on ASC 326 adoption.
** Other adjustments comprise reserves against interest capitalized as part of a debt restructuring.
*** Less than $0.5 million.

INTERNATIONAL FINANCE CORPORATION	Page 44

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)

The following table presents changes in reserve against losses for the three months ended September 30, 2019, prior to the adoption of ASC 326, as defined by the previous accounting guidance in effect at that time (US$ millions):

	Three months ended September 30, 2019
	Individual reserves	Portfolio reserves	Total reserves
Beginning balance	$580	$611	$1,191
Provision (release of provision) for losses on loans, net	53	61	114
Write-offs	(53)	—	(53)
Foreign currency transaction adjustments	(5)	(5)	(10)
Other adjustments*	2	(1)	1
Ending balance	$577	$666	$1,243
Related recorded investment in loans at September 30, 2019 evaluated for impairment**	$24,478	$23,245	$24,478
Recorded investment in loans with individual reserves	$1,233
* Other adjustments comprise reserves against interest capitalized as part of a debt restructuring.
** IFC individually evaluates all loans for impairment. Portfolio reserves are established for losses on loans with similar risk characteristics, on loans for which no individual reserve is established.
Reserve for losses and provision for losses on off-balance sheet guarantee exposures, and other receivables
Changes in the reserve against losses (liability) on off-balance sheet guarantee exposures for the three months ended September 30, 2020 and 2019, are summarized below (US$ millions)*:

	Three months ended September 30,
	Outstanding Guarantees **		Issued Guarantees **
	2020	2019	2020	2019
Beginning balance	$29	$25	$—	$—
Cumulative effect of adopting ASU 2016-13 ***	—	—	8	—
(Release of provision) provision for losses on off-balance sheet credit exposure	3	(18)	—	—
Foreign currency translation adjustments	(1)	—	—	—
Ending balance	$31	$7	$8	$—
* Results for reporting periods beginning after July 1, 2020 are presented under the ASC 326 methodology, while prior period amounts continue to be reported in accordance with previously applicable GAAP.
** Guarantees are considered issued when IFC commits to the guarantee obligation.  Guarantees are considered outstanding when the underlying financial obligation of the client is incurred.
*** See Note A for information on ASC 326 adoption.
**** Less than $0.5 million.
Changes in the reserve against losses on other receivables and accrued interest for the three months ended September 30, 2020 and 2019 are summarized below (US$ millions)*:

	Three months ended September 30,
	2020	2019
Beginning balance	$15	$8
Cumulative effect of adopting ASU 2016-13 **	(10)	—
Provision (release of provision) for losses on other receivables	5	5
Foreign currency transaction adjustments	—	—
Ending balance ***	$10	$13
* Results for reporting periods beginning after July 1, 2020 are presented under the ASC 326 methodology, while prior period amounts continue to be reported in accordance with previously applicable GAAP. Effective July 1, 2020, IFC elected not to measure a reserve against losses for accrued interest receivables.
** See Note A for information on ASC 326 adoption.
*** The outstanding balance of other receivables is $84 million and $81 million at September 30, 2020 and June 30, 2020 , respectively.
**** Less than $0.5 million.

INTERNATIONAL FINANCE CORPORATION	Page 45

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)

Accrued Interest
The accrued interest balances are $391 million and $294 million, as of September 30, 2020 and June 30, 2020, respectively, and are reported within receivables and other assets on the condensed consolidated balance sheets. IFC elected not to measure a reserve against losses for accrued interest receivables related to its loans and the available-for-sale securities portfolio as IFC’s policy is to write-off uncollectible accrued interest receivable balances in a timely manner.
Accrued interest is written off by reversing interest income during the quarter the financial asset is moved from an accrual to a nonaccrual status. The amount of accrued interest receivables written off by reversing interest income is $1 million and $3 million for the three months ended September 30, 2020 and 2019, respectively.
Accrued interest receivable is excluded from the amortized cost basis for disclosure purposes.
Nonaccruing loans
Loans at nonaccrual status without a reserve against losses at September 30, 2020 and June 30, 2020 is considered insignificant. Loans on which the accrual of interest has been discontinued amounted to $1,617 million at September 30, 2020 ($1,714 million – June 30, 2020). The interest income on such loans for the three months ended September 30, 2020 and 2019 is summarized as follows (US$ millions):

	Three months ended September 30,
	2020	2019
Interest income not recognized on nonaccruing loans	$77	$25
Interest income recognized on loans in nonaccrual status related to current and prior years, on a cash basis	7	8
The amortized cost* in nonaccruing loans at September 30, 2020 and June 30, 2020 is summarized by geographic region and industry sector as follow (US$ millions):

	September 30, 2020
	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Disruptive technologies and funds	Total non-accruing loans at amortized cost*
Asia	$93	$77	$65	$—	$235
Europe, Middle East and North Africa	169	179	247	—	595
Sub-Saharan Africa, Latin America and Caribbean	435	52	353	—	840
Other	—	—	—	—	—
Total disbursed loans	$697	$308	$665	$—	$1,670	**

	June 30, 2020
	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Disruptive technologies and funds	Total non-accruing loans at amortized cost*
Asia	$90	$132	$84	$—	$306
Europe, Middle East and North Africa	161	179	251	—	591
Sub-Saharan Africa, Latin America and Caribbean	435	36	402	—	873
Other	—	—	—	—	—
Total disbursed loans	$686	$347	$737	$—	$1,770	**
*Includes all components of amortized cost except unamortized fees which are considered insignificant.
** Includes $53 million reported as debt securities on the Balance Sheet as of September 30, 2020 ($56 million - June 30, 2020).
*** Less than $0.5 million.

INTERNATIONAL FINANCE CORPORATION	Page 46

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)

Past due loans
IFC considers a loan past due when payments are more than 30 days past the contractual due date. An age analysis, based on contractual terms, of IFC’s loans at amortized cost by geographic region and industry sector follows (US$ millions):

	September 30, 2020
	31-60 days past due	61-90 days past due	Greater than 90 days past due	Total past due	Current	Total loans
Asia
Manufacturing, agribusiness and services	$23	$9	$68	$100	$2,082	$2,182
Financial markets	—	—	46	46	3,527	3,573
Infrastructure and natural resources	—	—	65	65	1,697	1,762
Total Asia	23	9	179	211	7,306	7,517
Europe, Middle East and North Africa
Manufacturing, agribusiness and services	8	7	133	148	1,706	1,854
Financial markets	—	—	41	41	1,575	1,616
Infrastructure and natural resources	—	—	60	60	1,486	1,546
Total Europe, Middle East and North Africa	8	7	234	249	4,767	5,016
Sub-Saharan Africa, Latin America and Caribbean
Manufacturing, agribusiness and services	15	34	342	391	2,627	3,018
Financial markets	20	—	23	43	4,745	4,788
Infrastructure and natural resources	—	—	78	78	3,212	3,290
Disruptive technologies and funds	—	—	—	—	—	—
Total Sub-Saharan Africa, Latin America and Caribbean	35	34	443	512	10,584	11,096
Other
Manufacturing, agribusiness and services	—	—	—	—	681	681
Financial markets	—	—	—	—	1,387	1,387
Infrastructure and natural resources	—	—	—	—	135	135
Total Other	—	—	—	—	2,203	2,203
Total disbursed loans	$66	$50	$856	$972	$24,860	$25,832
Unamortized deferred loan origination fees, net and other						(133)
Loans at amortized cost						$25,699
* Less than $0.5 million.
At September 30, 2020, loans 90 days or greater past due still accruing were insignificant.

INTERNATIONAL FINANCE CORPORATION	Page 47

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)

	June 30, 2020
	31-60 days past due	61-90 days past due	Greater than 90 days past due	Total past due	Current	Total loans
Asia
Manufacturing, agribusiness and services	$2	$—	$64	$66	$1,720	$1,786
Financial markets	—	16	35	51	3,444	3,495
Infrastructure and natural resources	—	—	83	83	1,729	1,812
Total Asia	2	16	182	200	6,893	7,093
Europe, Middle East and North Africa
Manufacturing, agribusiness and services	—	—	128	128	1,582	1,710
Financial markets	—	38	1	39	1,380	1,419
Infrastructure and natural resources	134	—	84	218	1,395	1,613
Total Europe, Middle East and North Africa	134	38	213	385	4,357	4,742
Sub-Saharan Africa, Latin America and Caribbean
Manufacturing, agribusiness and services	75	—	338	413	2,551	2,964
Financial markets	—	—	4	4	4,000	4,004
Infrastructure and natural resources	101	—	59	160	3,321	3,481
Disruptive technologies and funds	—	—	—	—	—	—
Total Sub-Saharan Africa, Latin America and Caribbean	176	—	401	577	9,872	10,449
Other
Manufacturing, agribusiness and services	—	—	—	—	679	679
Financial markets	—	—	—	—	1,825	1,825
Infrastructure and natural resources	—	—	—	—	135	135
Total Other	—	—	—	—	2,639	2,639
Total disbursed loans at amortized cost	$312	$54	$796	$1,162	$23,761	$24,923
Unamortized deferred loan origination fees, net and other						(128)
Recorded investment in loans at amortized cost						$24,795
* Less than $0.5 million.
At June 30, 2020, loans 90 days or greater past due still accruing were insignificant.

INTERNATIONAL FINANCE CORPORATION	Page 48

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)

Loan Credit Quality Indicators
IFC utilizes a rating system to classify loans according to credit worthiness and risk. A description of each credit rating and categorization in terms of the attributes of the borrower, the business environment in which the borrower operates or the loan itself under the rating system follows:

Credit Risk Rating	Indicative External Rating	Category	Description
CR-1	AAA, AA+, AA, AA-	Very Strong	An obligor rated CR-1 is the highest rating assigned by IFC. The obligor's ability to meet its financial obligations is very strong.
CR-2	A+, A, A-	Strong
An obligor rated CR-2 is slightly more susceptible to the negative effects of changes in circumstances and economic conditions than obligors rated CR-1. The obligor's ability to meet its financial obligations remains strong.

CR-3	BBB+	Adequate	An obligor rated CR-3 exhibits an adequate financial profile, even though at a weaker level than "CR-1" and "CR-2".
CR-4	BBB
An obligor rated CR-4 exhibits an adequate financial profile. However, adverse economic conditions or changing circumstances are more likely to lead to a deterioration of the obligor’s ability to meet its financial obligations.

CR-5	BBB-
An obligor rated CR-5, as the lowest of the investment grade ratings, exhibits an adequate financial profile. However, adverse economic conditions and/or changing circumstances are more likely to lead to a weaker financial profile and a deterioration of the obligor’s ability to meet its financial obligations.

CR-6	BB+	Moderate	An obligor rated CR-6, as the first non-investment grade rating, is less vulnerable to default than other non-investment obligors.
CR-7	BB
An obligor rated CR-7 can face major uncertainties. Exposure to negative business, financial, or economic conditions could lead to the obligor's insufficient financial profile and a deterioration of the obligor’s ability to meet its financial obligations.

CR-8	BB-
An obligor rated CR-8 faces major ongoing uncertainties. Exposure to negative business, financial, or economic conditions could lead to the obligor's insufficient financial profile and a deterioration of the obligor’s ability to meet its financial obligations.

CR-9	B+	Weak
An obligor rated CR-9 is less vulnerable to default than obligors rated 'CR-10’ or ‘CR-11'. Significantly negative business, financial, or economic conditions will likely weaken the obligor's financial profile and ability to meet its financial obligations.

CR-10	B
An obligor rated CR-10 is more vulnerable to default than obligors rated 'CR-9’ but the obligor still has the capacity to meet its financial obligations. Negative business, financial, or economic conditions will likely weaken the obligor's financial profile and ability to meet its financial obligations.

CR-11	B-
An obligor rated CR-11 is more vulnerable to default than obligors rated 'CR-9’ or ‘CR-10’. The obligor still has the capacity to meet its obligations but slightly negative business, financial, or economic conditions are more likely to weaken the obligor's financial profile and ability to meet its financial obligations than a company rated CR-10.

CR-12	CCC+	Very Weak/ Special Attention
An obligor rated CR-12 faces significant challenges. While such obligors will likely have some positive characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions. The obligor is dependent upon favorable business, financial, and economic conditions to meet its financial obligations.

CR-13	CCC	Very Weak/Substandard
An obligor rated CR-13 is currently vulnerable to default, and is dependent upon significantly favorable business, financial, and economic conditions to meet its financial obligations. In the event of negative business, financial, or economic conditions, the obligor is not likely to meet its financial obligations and rescheduling and/or restructuring is likely to be required.

CR-14	CCC-	Extremely Weak/Doubtful
An obligor rated CR-14 is highly vulnerable to default. It is highly likely that a rescheduling and/or restructuring are required without which a default under IFC’s accounting definition would ensue. In some cases, even though default has not occurred yet, cash flow may be insufficient to service debt in full.

CR-15	Worse than CCC- and D	Imminent Default /Default	An obligor rated CR-15 is currently extremely vulnerable to nonpayment and there are indications that the next payment will not be made before meeting IFC’s accounting definition of default.
D			An obligor rated D is in payment default according to IFC’s accounting definition of default.

INTERNATIONAL FINANCE CORPORATION	Page 49

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)

The following table presents the loans disbursed by credit quality indicator based on risk rating at September 30, 2020, and origination year. The origination year is based on the commitment date that represents the date that the decision was made to extend credit and IFC entered into a legally binding agreement with the borrower. All subsequent loan disbursements, as well as loan modifications, extensions, and renewals for an associated loan commitment are reported based on the original commitment date (US$ millions):

	September 30, 2020
	Loans at Amortized cost basis by Risk class
Origination year	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total Contracts
FY21	$—	$—	$192	$198	$285	$1	$—	$2	$2	$680
FY20	—	97	1,008	1,407	1,238	9	10	5	7	3,781
FY19	—	190	485	1,415	1,670	230	67	321	19	4,397
FY18	—	106	605	1,577	1,906	86	181	102	178	4,741
FY17	—	142	532	964	1,230	120	38	31	67	3,124
Prior	44	387	546	1,574	2,540	729	372	380	914	7,486
Total	$44	$922	$3,368	$7,135	$8,869	$1,175	$668	$841	$1,187	$24,209
Revolving loans*	—	20	45	766	792	—	—	—	—	1,623
Total disbursed loans	$44	$942	$3,413	$7,901	$9,661	$1,175	$668	$841	$1,187	$25,832
Unamortized deferred loan origination fees, net and other										(133)
Loans at amortized cost										$25,699
* Revolving loans converted to Term loans as of September 30, 2020 is insignificant.
Following is a summary of IFC’s loans at amortized cost by credit quality indicator, geographic region, and industry sector, effective September 30, 2020 and June 30, 2020 respectively (US$ millions):

September 30, 2020
	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Geographic Region
Asia	$—	$228	$1,487	$2,663	$2,540	$247	$117	$63	$172	$7,517
Europe, Middle East and North Africa	—	302	479	1,248	1,980	233	134	293	347	5,016
Sub-Saharan Africa, Latin America and Caribbean	—	408	1,244	2,957	4,222	695	417	485	668	11,096
Other	44	4	203	1,033	919	—	—	—	—	2,203
Total geographic region	$44	$942	$3,413	$7,901	$9,661	$1,175	$668	$841	$1,187	$25,832
Unamortized deferred loan origination fees, net and other										(133)
Loans at amortized cost										$25,699

INTERNATIONAL FINANCE CORPORATION	Page 50

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)

September 30, 2020
	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Industry Sector
Manufacturing, agribusiness and services	$44	$639	$1,314	$2,625	$1,616	$592	$174	$150	$581	$7,735
Financial markets	—	27	1,578	4,620	4,677	163	66	152	81	11,364
Infrastructure and natural resources	—	276	521	656	3,368	420	428	539	525	6,733
Total industry sector	$44	$942	$3,413	$7,901	$9,661	$1,175	$668	$841	$1,187	$25,832
Unamortized deferred loan origination fees, net and other										(133)
Loans at amortized cost										$25,699

June 30, 2020
	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Geographic Region
Asia	$—	$165	$1,541	$2,411	$2,303	$218	$143	$124	$188	$7,093
Europe, Middle East and North Africa	—	317	415	1,209	1,778	223	143	296	361	4,742
Sub-Saharan Africa, Latin America and Caribbean	—	408	1,268	2,683	3,586	914	413	532	645	10,449
Other	38	1	233	1,172	1,195	—	—	—	—	2,639
Total geographic region	$38	$891	$3,457	$7,475	$8,862	$1,355	$699	$952	$1,194	$24,923

June 30, 2020
	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Industry Sector
Manufacturing, agribusiness and services	$38	$576	$1,175	$2,419	$1,358	$684	$179	$162	$548	$7,139
Financial markets	—	39	1,752	4,377	4,066	174	80	174	81	10,743
Infrastructure and natural resources	—	276	530	679	3,438	497	440	616	565	7,041
Disruptive technologies and funds	—	—	—	—	—	—	—	—	—	—
Total industry sector	$38	$891	$3,457	$7,475	$8,862	$1,355	$699	$952	$1,194	$24,923
* Less than $0.5 million.

INTERNATIONAL FINANCE CORPORATION	Page 51

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)

Loans are modified through changes in interest rates, repayment schedules, and maturity date, in addition to reductions of loan principal and waiver of accrued interest. The following table presents information related to loan modifications, including past due amounts capitalized and written off, during the three months ended September 30, 2020 and 2019, that are considered Troubled Debt Restructurings (TDRs) (US$ millions):

	Three months ended September 30,
	2020		2019
	Number of TDRs	Amount	Number of TDRs	Amount
Loans modified as TDRs	7	$220	10	$150
Loan at amortized cost* modifications considered TDRs at September 30, 2020 is summarized by geographic region and industry sector as follows (US$ millions):

	September 30, 2020
	Manufacturing, agribusiness and services	Infrastructure and natural resources	Loan modifications considered TDRs
Geographic Region
Asia	$38	$—	$38
Europe, Middle East and North Africa	67	86	153
Sub-Saharan Africa, Latin America and Caribbean	29	—	29
Total geographic region	$134	$86	$220
* Includes all components of amortized cost except unamortized fees which are considered insignificant.
Loan modifications and defaulted loans that are considered troubled debt restructurings are factored into the determination of the reserve for credit losses (as described in Note A) when there is a reasonable expectation of executing a troubled debt restructuring on an individually identified loan.
Following is a summary of loans that defaulted during the three months ended September 30, 2020 and 2019 that had been modified in a troubled debt restructuring within 12 months prior to the date of default (US$ millions):

	Three months ended September 30,
	2020	2019
Loan amount	$1	$—
Number of Loans	1	—
Collateral-Dependent Loans
A loan is considered collateral-dependent when the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral. The following table summarizes the amortized cost* of collateral-dependent loans by collateral type, geographic region and industry sector as follows (US$ millions):

	September 30, 2020
	Property, Land and Equipment	Accounts Receivable	Total
Europe, Middle East and North Africa	$20	$—	$20
Sub-Saharan Africa, Latin America and Caribbean	90	1	91
Total	$110	$1	$111

INTERNATIONAL FINANCE CORPORATION	Page 52

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)

	September 30, 2020
	Property, Land and Equipment	Accounts Receivable	Total
Manufacturing, agribusiness and services	$91	$—	$91
Financial markets	—	1	1
Infrastructure and natural resources	19	—	19
Total	$110	$1	$111
* Includes all components of amortized cost except unamortized fees which are considered insignificant.
Guarantees
IFC extends financial guarantee facilities to its clients to provide full or partial credit enhancement for their debt securities and trade obligations. Under the terms of IFC’s guarantees, IFC agrees to assume responsibility for the client’s financial obligations in the event of default by the client, where default is defined as failure to pay when payment is due. Guarantees entered into by IFC generally have maturities consistent with those of the loan portfolio. Guarantees signed at September 30, 2020 totaled $3,963 million ($4,445 million – June 30, 2020). Guarantees of $3,421 million that were outstanding (i.e., not called) at September 30, 2020 ($3,900 million – June 30, 2020), were not included in loans on IFC’s condensed consolidated balance sheet. The outstanding amount represents the maximum amount of undiscounted future payments that IFC could be required to make under these guarantees.

NOTE F – DEBT SECURITIES
Income from debt securities, including realized gains and losses on debt securities and associated derivatives for the three months ended September 30, 2020 and 2019 comprise the following (US$ millions):

	2020	2019
Interest income	$71	$76
Dividends	—	—
Realized (losses) gains on debt securities and associated derivatives	(3)	5
Other-than-temporary impairments	—	(42)
Total income from debt securities, including realized (losses) gains on debt securities and associated derivatives	$68	$39
* Less than $0.5 million.
Debt securities accounted for as available-for-sale at September 30, 2020 and June 30, 2020 comprise (US$ millions)*:

	September 30, 2020
	Amortized cost	Unrealized gains	Unrealized losses	Foreign currency transaction losses	Reserve for credit losses	Fair value
Corporate debt securities	$3,083	$103	$(54)	$(209)	$—	$2,923
Preferred shares	69	91	(2)	—	(1)	157
Asset-backed securities	586	17	(3)	(33)	—	567
Total	$3,738	$211	$(59)	$(242)	$(1)	$3,647

INTERNATIONAL FINANCE CORPORATION	Page 53

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE F - DEBT SECURITIES (continued)

	June 30, 2020
	Amortized cost	Unrealized gains	Unrealized losses	Foreign currency transaction losses	Fair value
Corporate debt securities	$3,190	$91	$(67)	$(265)	$2,949
Preferred shares	70	81	(2)	—	149
Asset-backed securities	602	20	—	(33)	589
Total	$3,862	$192	$(69)	$(298)	$3,687
* Results for reporting periods beginning after July 1, 2020 are presented under the ASC 326 methodology, while prior period amounts continue to be reported in accordance with previously applicable GAAP.
Available-for-sale debt securities in an unrealized loss position for which a reserve for credit losses has not been recorded, due to non-credit related factors, is comprised of the following (US$ millions):

	September 30, 2020
	Amortized Costs	Unrealized Losses	Fair value
Corporate debt securities	$874	$(54)	$773
Preferred shares	5	(2)	3
Asset-backed securities	118	(3)	91
Total	$997	$(59)	$867
The following table shows the unrealized losses and fair value of debt securities at September 30, 2020 and June 30, 2020 by length of time that individual securities had been in a continuous loss position where the fair value of securities declined below their cost basis (US$ millions):

	September 30, 2020
	Less than 12 months		12 months or greater		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debt securities	$508	$(29)	$264	$(25)	$772	$(54)
Preferred shares	1	(2)	2	—	3	(2)
Asset-backed securities	92	(3)	—	—	92	(3)
Total	$601	$(34)	$266	$(25)	$867	$(59)

	June 30, 2020
	Less than 12 months		12 months or greater		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debt securities	$168	$(27)	$415	$(40)	$583	$(67)
Preferred shares	1	(1)	1	(1)	2	(2)
Asset-backed securities	—	—	—	—	—	—
Total	$169	$(28)	$416	$(41)	$585	$(69)
Corporate debt securities comprise investments in bonds and notes. Fair value associated with corporate debt securities is primarily attributable to movements in the credit default swap spread curve applicable to the issuer, and also impacted by movements in the risk-free rates and foreign currency exchange rates. Based upon IFC’s assessment of expected credit losses, IFC has determined that the issuer is expected to make all contractual principal and interest payments. Accordingly, IFC expects to recover the cost basis of these securities.
Preferred shares comprise investments in preferred equity investments that are redeemable at the option of IFC or mandatorily redeemable by the issuer. Unrealized losses associated with preferred shares are primarily driven by changes in discount rates associated with changes in credit spreads or interest rates, minor changes in exchange rates and comparable market valuations in

INTERNATIONAL FINANCE CORPORATION	Page 54

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE F - DEBT SECURITIES (continued)

the applicable sector. Based upon IFC’s assessment of the expected credit losses, IFC expects to recover the cost basis of these securities.
The table below presents a rollforward by major security type for the period ended September 30, 2020 of the reserve for credit losses on debt securities held at the period end (US$ millions):

	September 30, 2020
	Corporate Debt Securities	Preferred shares	Asset-backed securities	Total
Beginning balance	$—	$—	$—	$—
Additions to the reserve for credit losses on securities for which credit losses were not previously recorded	—	1	—	1
Recoveries of previously written-off debt securities	—	—	—	—
Ending balance	$—	$1	$—	$1
* Less than $0.5 million.
Nonaccruing debt securities
Debt securities on which the accrual of interest has been discontinued amounted to $53 million at September 30, 2020 ($56 million - June 30, 2020).
NOTE G – EQUITY INVESTMENTS AND ASSOCIATED DERIVATIVES
Income from equity investments and associated derivatives for the three months ended September 30, 2020 and 2019 comprises the following (US$ millions):

	2020	2019
Unrealized gains (losses) on equity investments and associated derivatives*	$386	$(126)
Realized gains (losses) on equity investments and associated derivatives, net	(58)	(34)
Gains (losses) on equity investments and associated derivatives, net	328	(160)
Dividends	114	13
Custody, fees and other	—	—
Total income (loss) from equity investments and associated derivatives	$442	$(147)
* Including unrealized gains and losses related to equity securities still held at September 30, 2020 - net gains of $556 million for the three months ended September 30, 2020.
** Less than $0.5 million.
Equity investments include several private equity funds that invest primarily in emerging markets across a range of sectors and that are accounted for at fair value under the Fair Value Option. The fair values of these funds have been determined using the net asset value of IFC’s ownership interest in partners’ capital as a practical expedient and totaled $3,978 million as of September 30, 2020 ($3,777 million - June 30, 2020). These investments cannot be redeemed. Distributions will be received from these funds as the underlying assets are liquidated or distributed, the timing of which is uncertain. As of September 30, 2020, the maximum unfunded commitments subject to capital calls for these funds are $1,336 million ($1,347 million - June 30, 2020). As of September 30, 2020, IFC invested $622 million ($565 million - June 30, 2020) as a limited partner in funds managed by AMC. The sale of IFC’s limited partner interests in these funds needs prior consent from the other limited partners.

INTERNATIONAL FINANCE CORPORATION	Page 55

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE H – RETAINED EARNINGS DESIGNATIONS AND RELATED EXPENDITURES AND ACCUMULATED OTHER COMPREHENSIVE INCOME

Designated retained earnings
The components of designated retained earnings and related expenditures are summarized below (US$ millions):

	Grants to IDA	Advisory Services	Creating Markets Advisory Window	Performance-Based Grants Initiative	SME Ventures	Total Designated Retained Earnings
At June 30, 2019	$115	$66	$166	$3	$16	$366
Year ended June 30, 2020
Designations of retained earnings	98	24	—	—	—	122
Expenditures against designated retained earnings	—	(21)	(31)	(2)	(1)	(55)
At June 30, 2020	$213	$69	$135	$1	$15	$433
Three months ended September 30, 2020
Designations of retained earnings	—	—	44	—	—	44
Expenditures against designated retained earnings	—	(2)	(4)	—	—	(6)
At September 30, 2020	$213	$67	$175	$1	$15	$471
* Less than $0.5 million.
On August 7, 2020, the Board of Directors approved a designation of $44 million of IFC’s retained earnings for CMAW. These designations were noted with approval by the Board of Governors on October 15, 2020.
IFC did not recognize expenditures against designations for grants to IDA in FY20 from FY18 and FY19 designations, and both transfers were deferred to FY21, due to IFC's net loss for the nine months ended March 31, 2020 in accordance with the Board of Directors approved framework for designations.
Accumulated other comprehensive loss
The components of accumulated other comprehensive loss at September 30, 2020 and June 30, 2020 are summarized as follows (US$ millions):

	September 30, 2020	June 30, 2020
Net unrealized losses on available-for-sale debt securities	$(91)	$(175)
Net unrealized gains on borrowings at fair value under the fair value option due to changes in instrument-specific credit risk	354	419
Unrecognized net actuarial losses and unrecognized prior service costs on benefit plans	(2,202)	(2,228)
Total accumulated other comprehensive loss	$(1,939)	$(1,984)

INTERNATIONAL FINANCE CORPORATION	Page 56

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE I – NET UNREALIZED GAINS AND LOSSES ON NON-TRADING FINANCIAL INSTRUMENTS ACCOUNTED FOR AT FAIR VALUE
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value for the three months ended September 30, 2020 and 2019 comprise (US$ millions):

	2020	2019
Unrealized gains and losses on loans, debt securities and associated derivatives:
Unrealized gains (losses) on loans and associated derivatives	$39	$(29)
Unrealized gains (losses) on debt securities and associated derivatives	55	(35)
Total net unrealized gains (losses) on loans, debt securities and associated derivatives	94	(64)
Unrealized gains and losses on borrowings from market, IDA and associated derivatives:
Unrealized gains and losses on market borrowings accounted for at fair value:
Interest rate, foreign exchange and other components	316	(600)
Total unrealized gains (losses) on market borrowings	316	(600)
Unrealized (losses) gains on derivatives associated with market borrowings	(240)	580
Unrealized gains (losses) on borrowings from IDA accounted for at fair value	1	(6)
Total net unrealized gains (losses) on borrowings from market, IDA and associated derivatives	77	(26)
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	$171	$(90)
Market borrowings economically hedged with financial instruments, including derivatives, accounted for at fair value under the Fair Value Option. Differences arise between the movement in the fair value of market borrowings and the fair value of the associated derivatives primarily due to movements in IFC's own credit risk spread, foreign currency exchange risk premiums and accrued interest balances. The magnitude and direction (gain or loss) can be volatile from period to period but they do not alter the timing of cash flows on market borrowings. Changes in the fair value of borrowings resulting from changes in IFC’s own credit risk spread are recorded through other comprehensive income whereas changes in fair value due to other factors, and all fair value changes on hedging derivatives, are accounted through earnings.

INTERNATIONAL FINANCE CORPORATION	Page 57

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE J – DERIVATIVES

As discussed in Note A, “Summary of significant accounting and related policies”, IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities, equity investments, client risk management, borrowing, liquid asset management and asset and liability management. None of these derivative instruments are designated as hedging instruments under ASC Topic 815. Note A describes IFC’s risk management and use of derivative instruments.
The fair value of derivative instrument assets and liabilities by risk type at September 30, 2020 and June 30, 2020 is summarized as follows (US$ millions):

Condensed Consolidated Balance Sheet location	September 30, 2020	June 30, 2020
Derivative assets
Interest rate	$1,288	$1,366
Foreign exchange	213	176
Interest rate and currency	2,867	2,577
Equity	161	153
Credit and other	42	42
Total derivative assets	$4,571	$4,314
Derivative liabilities
Interest rate	$1,012	$1,052
Foreign exchange	186	123
Interest rate and currency	3,177	3,185
Equity	5	4
Credit and other	24	19
Total derivative liabilities	$4,404	$4,383

INTERNATIONAL FINANCE CORPORATION	Page 58

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE J - DERIVATIVES (continued)

The effect of derivative instrument contracts on the condensed consolidated statement of operations for the three months ended September 30, 2020 and 2019 is summarized as follows (US$ millions):

Derivative risk category	Condensed Consolidated Statement of Operations location	2020	2019
Interest rate	Loss from loans and guarantees, including realized gains and losses on loans and associated derivatives	$(5)	$—
	Loss from debt securities, including realized gains and losses on debt securities and associated derivatives	(3)	—
	Loss from liquid asset trading activities	(19)	(29)
	Charges on borrowings	62	(13)
	Other income	2	9
	Net unrealized (losses) gains on non-trading financial instruments accounted for at fair value	(48)	95
Foreign exchange	(Loss) income from liquid asset trading activities	(587)	589
	Foreign currency transaction (losses) gains on non-trading activities	(1)	3
	Net unrealized (losses) gains on non-trading financial instruments accounted for at fair value	(3)	1
Interest rate and currency	Loss from loans and guarantees, including realized gains and losses on loans and associated derivatives	(31)	(16)
	Loss from debt securities, including realized gains and losses on debt securities and associated derivatives	(15)	(6)
	(Loss) income from liquid asset trading activities	(147)	220
	Charges on borrowings	189	147
	Foreign currency transaction gains (losses) on non-trading activities	319	(360)
	Other income	1	—
	Net unrealized (losses) gains on non-trading financial instruments accounted for at fair value	(149)	400
Equity	Income (loss) from equity investments and associated derivatives	7	(18)
	Net unrealized losses on non-trading financial instruments accounted for at fair value	—	(11)
Other derivative contracts	Net unrealized (losses) on non-trading financial instruments accounted for at fair value	(5)	—
	Total	$(433)	$1,011
The income related to each derivative risk category includes realized and unrealized gains and losses.
At September 30, 2020, the outstanding volume, measured by US$ equivalent notional, of interest rate contracts was $51,390 million ($50,683 million at June 30, 2020), foreign exchange contracts was $19,910 million ($18,668 million at June 30, 2020) and interest rate and currency contracts was $44,939 million ($43,825 million at June 30, 2020). At September 30, 2020, there were 163 equity contracts related to IFC’s loan and equity investment portfolio and 23 other derivative contract recognized as derivatives assets or liabilities under ASC Topic 815 (168 equity risk and 21 other contracts at June 30, 2020).

INTERNATIONAL FINANCE CORPORATION	Page 59

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS

Many of IFC’s financial instruments are not actively traded in any market. Accordingly, estimates and present value calculations of future cash flows are used to estimate the fair values. Determining future cash flows for fair value estimation is subjective and imprecise, and minor changes in assumptions or methodologies may materially affect the estimated values. The excess or deficit resulting from the difference between the carrying amounts and the fair values presented does not necessarily reflect the values which will ultimately be realized, since IFC generally holds loans, borrowings and other financial instruments with contractual maturities with the aim of realizing their contractual cash flows.
The estimated fair values as of September 30, 2020 and June 30, 2020 reflect multiple factors such as interest rates, credit risk, foreign currency exchange rates and commodity prices. Reasonable comparability of fair values among financial institutions is not likely because of the wide range of permitted valuation techniques and numerous estimates that must be made in the absence of secondary market prices. This lack of objective pricing standard in the market introduces a greater degree of subjectivity and volatility to these derived or estimated fair values. Therefore, while disclosure of estimated fair values of financial instruments is required, readers are cautioned in using these data for purposes of evaluating the financial condition of IFC. The fair values of the individual financial instruments do not represent the fair value of IFC taken as a whole.
Recognizing there is a heightened degree of uncertainty and judgment in incorporating the impact of COVID-19, IFC utilized, where available, comparator, sector and country information, in addition to discounted cash flow models, in valuing its equity investment portfolio at September 30, 2020.  Valuations of equity investments at September 30, 2020 were higher than as of June 30, 2020 reflecting prevailing market conditions.  Debt securities and loans accounted for at fair value that do not have available market prices were primarily valued using discounted cash flow approaches and reflected spreads at September 30, 2020.
All of IFC’s financial instruments in its liquid assets portfolio are managed according to an investment authority approved by the Board of Directors and investment guidelines approved by IFC’s Corporate Risk Committee, a subcommittee of IFC’s Management Team. Third party independent vendor prices are used to price the vast majority of the liquid assets. The vendor prices are evaluated by IFC’s Treasury department and IFC’s Corporate and Portfolio Risk Management department maintains oversight for the pricing of liquid assets.
IFC’s regional and industry departments are primarily responsible for fair valuing IFC’s investment portfolio (equity investments, debt securities, loan investments and related derivatives). The Investment Valuation Unit in IFC's Corporate Risk Management department in the Risk and Finance Vice Presidency provides oversight over the fair valuation process by monitoring and reviewing the fair values of IFC’s investment portfolio. IFC's Corporate Portfolio Committee, a subcommittee of IFC’s management team, is also responsible for oversight of complex or high risk projects, Debt and Equity portfolio performance and asset allocation.
IFC’s borrowings are fair valued by the Quantitative Analysis department in IFC’s Treasury and Syndications Vice Presidency under the oversight of the Corporate Risk Management department.
The significant unobservable input used in the fair value measurement of certain IFC local currency borrowings is the IFC yield curve in each currency which defines the discount curve. Increases (decreases) in yield curve in isolation would have resulted in a lower (higher) fair value measurement. The portion of the total change in fair value of borrowings, accounted for at fair value, resulting from a change in IFC’s own credit spread is reported as a separate component of OCI.
The significant unobservable inputs used in the fair value measurement of interest rate swaps are yield curve points. Increases (decreases) in yield curve points in isolation would have resulted in a lower (higher) fair value measurement. The significant unobservable inputs used in the fair value measurement of currency swaps are yield curve points and exchange rates. Increases (decreases) in yield curve points and local exchange rates against US$ in isolation would have resulted in a lower (higher) fair value measurement.
The significant unobservable inputs used in the fair value measurement of debt securities and loans are discount rates, valuation multiples, credit default spreads and recovery rates. Increases (decreases) in discount rates, credit default spreads in isolation would have resulted in a lower (higher) fair value measurement. Increases (decreases) in any of the valuation multiples and recovery rates in isolation would have resulted in a higher (lower) fair value measurement.
The significant unobservable inputs used in the fair value measurement of equity securities and equity related derivatives are cost of equity, growth rates, return on assets, perpetual growth rates, discounts for lack of marketability, weighted average cost of capital, EV/EBITDA, price to book value and other valuation multiples and volatilities. Increases (decreases) in any of cost of equity, weighted average cost of capital and discount for lack of marketability in isolation could have resulted in a lower (higher) fair value measurement. Increases (decreases) in any of growth rate, return on assets, perpetual growth rate, volatility, EV/EBITDA, price to book value and other multiples in isolation could have resulted in a higher (lower) fair value measurement.
The methodologies used and key assumptions made to estimate fair values as of September 30, 2020, and June 30, 2020, are summarized below.
Liquid assets - The primary pricing source for the liquid assets is valuations obtained from external pricing services (vendor prices). The most liquid securities in the liquid asset portfolio are exchange traded futures, options, and US Treasuries. US Treasuries and US Government agency bonds are classified as Level 1. The remaining liquid assets valued using vendor prices are classified as Level 2 or Level 3 based on the results of IFC’s evaluation of the vendor’s pricing methodologies and individual security facts and

INTERNATIONAL FINANCE CORPORATION	Page 60

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

circumstances. Most vendor prices use some form of matrix pricing methodology to derive the inputs for projecting cash flows or to derive prices. When vendor prices are not available, liquid assets are valued internally by IFC using yield-pricing approach or comparables model approach and these are classified as Level 2 or Level 3 depending on the degree that the inputs are observable in the market.
The critical factors in valuing liquid assets in both Level 2 and Level 3 are the estimation of cash flows and yield. Other significant inputs for valuing corporate securities, quasi-government securities and sovereign or sovereign-guaranteed securities include reported trades, broker/dealer quotes, benchmark securities, option adjusted spread curve, volatilities, and other reference data. In addition to these inputs, valuation models for securitized or collateralized securities use collateral performance inputs, such as weighted average coupon rate, weighted average maturity, conditional prepayment rate, constant default rate, vintage, and credit enhancements.
Liquid assets classified as Level 3 as of September 30, 2020 and as of June 30, 2020 were fair valued based on non-quantitative unobservable valuation inputs. The valuation techniques for these liquid assets are presented in the table below.

September 30, 2020
	Valuation technique	Fair value (US$ millions)
Asset backed securities	Trade settlement price	$108
	Dealer indicative price	20
		128
Government bonds	Dealer indicative price	102
Total		$230

June 30, 2020
	Valuation technique	Fair value (US$ millions)
Asset backed securities	Dealer indicative price	$20
Loans and debt securities - Loans and debt securities in IFC’s investment portfolio that do not have available market prices are primarily valued using discounted cash flow approaches. The majority of loans measured at fair value are classified as Level 3. Certain loans contain embedded conversion and/or income participation features. If not bifurcated as standalone derivatives, these features are considered in determining the loans’ fair value based on the quoted market prices or other calculated values of the equity investments into which the loans are convertible and the discounted cash flows of the income participation features. The significant unobservable inputs used in the fair value measurement of loans and debt securities are discount rates, credit default swap spreads, and expected recovery rates. The valuation techniques and significant unobservable inputs for loans and debt securities classified as Level 3 as of September 30, 2020 and as of June 30, 2020 are presented below.

September 30, 2020
	Valuation technique	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Debt securities – preferred shares	Discounted cash flows	$47	Discount rate	6.1 - 30.0	11
	Market comparables	118	Valuation multiples*
	Recent transactions	170
	Other techniques	56
Total preferred shares		391
Other debt securities	Discounted cash flows	3,614	Credit default swap spreads	0.6 - 13.9	2.7
			Expected recovery rates	35.0 - 50.0	44.2
	Recent transactions	1,274
	Other techniques	495
Total other debt securities		5,383
Total		$5,774
* including price/book value ratio, price/sales ratio, enterprise value/sales ratio and enterprise value/earnings before interest, taxes, depreciation and amortization ratio, the range and weighted average are not provided due to the immaterial amounts.

INTERNATIONAL FINANCE CORPORATION	Page 61

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

June 30, 2020
	Valuation technique	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Debt securities – preferred shares	Discounted cash flows	$53	Discount rate	6.7 - 30.0	12.3
	Market comparables	216	Valuation multiples*
	Recent transactions	69
	Other techniques	52
Total preferred shares		390
Other debt securities	Discounted cash flows	3,883	Credit default swap spreads	0.8 - 18.9	2.9
			Expected recovery rates	35.0 - 85.0	47.8
	Recent transactions	1,151
	Other techniques	486
Total other debt securities		5,520
Total		$5,910
* including price/book value ratio, price/sales ratio, enterprise value/sales ratio and enterprise value/earnings before interest, taxes, depreciation and amortization ratio, the range and weighted average are not provided due to the immaterial amounts.
Borrowings – Fair values derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate are classified as Level 2. Fair values derived from market source pricing are also classified as Level 2. The significant inputs used in valuing borrowings classified as Level 2 are presented below:

Classes	Significant Inputs
Structured bonds	Foreign exchange rate and inter-bank yield curves, IFC’s credit curve and swaption volatility matrix, foreign exchange rate volatility, equity spot price, volatility and dividend yield.
Unstructured bonds	Inter-bank yield curve and IFC’s credit curve.
As of September 30, 2020, IFC had bond issuances with a total fair value of $149 million classified as level 3 in Costa Rican colon,
Dominican peso, Kazakhstan tenge, Uzbekistan sum and Uruguayan peso where the significant unobservable inputs were yield curve data. As of September 30, 2020, the weighted average effective interest rate on medium and long-term borrowings carried at amortized cost was 7.2% and the effective interest rate on short-term borrowings carried at amortized cost was 0.3%.
Derivative instruments – The various classes of derivative instruments include interest rate contracts, foreign exchange contracts, interest rate and currency contracts, equity contracts and other derivative contracts. Certain over the counter derivatives in the liquid asset portfolio priced in-house are classified as Level 2, while certain over the counter derivatives priced using external manager prices are classified as Level 3. Fair values for derivative instruments are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate.
The significant inputs used in valuing the various classes of derivative instruments classified as Level 2 and significant unobservable inputs for derivative instruments classified as Level 3 as of September 30, 2020 and June 30, 2020 are presented below:

Level 2 derivatives	Significant Inputs
Interest rate	Inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.
Foreign exchange	Foreign exchange rate, inter-bank yield curves and foreign exchange basis curve.
Interest rate and currency	Foreign exchange rate, inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.

INTERNATIONAL FINANCE CORPORATION	Page 62

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

September 30, 2020
Level 3 derivatives	Type	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Equity related derivatives	Fixed strike price options	$21	Volatilities	22.4 - 52.3	48.9
	Variable strike price options	135	Contractual strike price*
	Other	—
Interest rate and currency swap assets	Vanilla swaps	34	Yield curve points, exchange rates
Interest rate and currency swap liabilities	Vanilla swaps	(40)	Yield curve points, exchange rates
Total		$150
* In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

June 30, 2020
Level 3 derivatives	Type	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Equity related derivatives	Fixed strike price options	$15	Volatilities	22.4 - 40.2	39.5
	Variable strike price options	134	Contractual strike price*
	Other	—
Interest rate and currency swap assets	Vanilla swaps	41	Yield curve points, exchange rates
Interest rate and currency swap liabilities	Vanilla swaps	(38)	Yield curve points, exchange rates
Total		$152
* In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.
Equity investments – Equity investments valued using quoted prices in active markets are classified as Level 1. Equity investments classified as Level 2 are valued using quoted prices in inactive markets. Equity investments classified as Level 3 are primarily valued using discounted cash flow and market comparable approaches. The significant unobservable inputs include cost of equity, weighted average cost of capital, asset growth rate, return on assets, perpetual growth rate and market multiples. The valuation techniques and significant unobservable inputs used in fair value measurements categorized within Level 3 of the fair value hierarchy for equity investments that were measured at fair value through net income as of September 30, 2020 and June 30, 2020 are presented below.

INTERNATIONAL FINANCE CORPORATION	Page 63

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

September 30, 2020
Sector	Valuation technique	Fair value (US$ millions)	Significant inputs	Range	Weighted average (%)
Banking and other financial	Discounted cash flows	$610	Cost of equity (%)	10.8 - 25.0	13.8
Institutions			Asset growth rate (%)	(15.6) - 82.0	9.7
			Return on assets (%)	(7.7) - 8.5	1.6
			Perpetual growth rate (%)	2.0 - 14.0	5.4
	Market comparables	238	Price to book value	0.3 - 1.7	1.4
			EV/Sales	2.6 - 17.4	16.0
			Other valuation multiples*
	Listed price (adjusted)	235	Discount for lack of marketability (%)	**	35.0
	Recent transactions	240
	Other techniques	195
	Associated options***	73
Total banking and other financial institutions		1,591
Funds	Recent transactions	82
	Other techniques	10
Total funds		92
Others	Discounted cash flows	1,399	Weighted average cost of capital (%)	7.3 - 22.5	10.9
			Cost of equity (%)	9.7 - 17.5	12.7
	Market comparables	526	EV/EBITDA	3.8 - 18.0	11.4
			Price to book value	0.6 - 2.8	1.3
			Other valuation multiples*
	Recent transactions	465
	Other techniques	133
	Associated options***	76
Total others		2,599
Total		$4,282
* Including price/earnings ratio, price/sales ratio, enterprise value/sales ratio, and enterprise value/earnings before interest, taxes, depreciation, and amortization ratio, the range and weighted average are not provided due to the immaterial amounts.
** No range is provided as all of the projects that use this valuation technique are with the same institution and have the same discount percentage.
*** Fair values for associated options are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate.

INTERNATIONAL FINANCE CORPORATION	Page 64

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

June 30, 2020
Sector	Valuation technique	Fair value (US$ millions)	Significant inputs	Range	Weighted average (%)
Banking and other financial	Discounted cash flows	$753	Cost of equity (%)	10.2 - 24.3	14.3
Institutions			Asset growth rate (%)	(19.4) - 146.0	7.0
			Return on assets (%)	(10.1) - 8.5	1.8
			Perpetual growth rate (%)	2.0 - 14.0	5.3
	Market comparables	50	Valuation multiples*
	Listed price (adjusted)	315	Discount for lack of marketability (%)	**	35.0
	Recent transactions	277
	Other techniques	227
	Associated options***	143
Total banking and other financial institutions		1,765
Funds	Recent transactions	112
	Other techniques	3
Total funds		115
Others	Discounted cash flows	1,385	Weighted average cost of capital (%)	7.3 - 22.5	11.0
			Cost of equity (%)	9.7 - 17.5	13.1
	Market comparables	498	EV/EBITDA	3.8 - 21.0	11.4
			Price to book value	0.6 - 2.1	1.0
			Other valuation multiples*
	Recent transactions	553
	Other techniques	106
	Associated options***	78
Total others		2,620
Total		$4,500
* Including price/book value ratio, price/earnings ratio, price/sales ratio, enterprise value/sales ratio, and enterprise value/earnings before interest, taxes, depreciation, and amortization ratio, the range and weighted average are not provided due to the immaterial amounts.
** No range is provided as all of the projects that use this valuation technique are with the same institution and have the same lock-up discount percentage.
*** Fair values for associated options are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate.

INTERNATIONAL FINANCE CORPORATION	Page 65

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

Fair value of assets and liabilities
Estimated fair values of IFC’s financial assets and liabilities and off-balance sheet financial instruments at September 30, 2020 and June 30, 2020 are summarized below (US$ millions):

	September 30, 2020			June 30, 2020
	Carrying amount		Fair value	Carrying amount		Fair value
Financial assets
Cash and due from banks, time deposits, trading securities and securities purchased under resale agreements and receivable for cash collateral pledged	$48,661		$48,661	$46,201		$46,201
Investments:
Loans at amortized cost, net of reserves against losses	24,130		25,390	23,147		23,781
Loans accounted for at fair value under the Fair Value Option	1,019		1,019	955		955
Total loans	25,149		26,409	24,102		24,736
Equity investments accounted for at fair value	10,369	*	10,365	10,370	*	10,366
Debt securities accounted for at fair value as available-for-sale	3,647		3,647	3,687		3,687
Debt securities accounted for at fair value under the Fair Value Option	3,314		3,314	2,979		2,979
Total debt securities	6,961		6,961	6,666		6,666
Total investments	42,479		43,735	41,138		41,768
Derivative assets:
Borrowings-related	1,969		1,969	1,624		1,624
Liquid asset portfolio-related and other	229		229	230		230
Investment-related	1,743		1,743	1,815		1,815
Client risk management-related	630		630	645		645
Total derivative assets	4,571		4,571	4,314		4,314
Other investment-related financial assets	—		9	—		4
Financial liabilities
Securities sold under repurchase agreements and payable for cash collateral received	$7,025		$7,025	$4,591		$4,591
Market, IBRD, IDA and other borrowings outstanding	56,103		56,135	55,486		55,514
Derivative liabilities:
Borrowings-related	2,651		2,651	2,867		2,867
Liquid asset portfolio-related and other	513		513	334		334
Investment-related	433		433	354		354
Client risk management-related	807		807	828		828
Total derivative liabilities	4,404		4,404	4,383		4,383
* For $4 million as of September 30, 2020 ($4 million - June 30, 2020) of equity investments primarily accounted for under the cost recovery method, no fair value measurement is provided since the recovery of invested capital is uncertain.
The fair value of loan commitments amounted to $34 million at September 30, 2020 ($41 million - June 30, 2020). Fair values of loan commitments are based on present value of loan commitment fees.

INTERNATIONAL FINANCE CORPORATION	Page 66

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

Fair value hierarchy
The following tables provide information as of September 30, 2020 and June 30, 2020, about IFC’s financial assets and financial liabilities measured at fair value on a recurring basis. As required by ASC 820, financial assets and financial liabilities are classified in their entirety based on the lowest level input that is significant to the fair value measurement (US$ millions):

	September 30, 2020
	Level 1	Level 2		Level 3	Total
Trading securities:
Asset-backed securities	$—	$5,585		$128	$5,713
Corporate debt securities	—	4,918		—	4,918
Government obligations	13,134	9,845		102	23,081
Money market funds	—	—		—	—
Total trading securities	13,134	20,348	*	230	33,712
Loans	—	—		1,006	1,006
Loans measured at net asset value**					13
Total Loans (Outstanding principal balance $1,157)	—	—		1,006	1,019
Equity investments:
Banking and other financial institutions	782	108		1,591	2,481
Funds	60	—		92	152
Others	1,121	34		2,599	3,754
Equity investments measured at net asset value**					3,978
Total equity investments	1,963	142		4,282	10,365
Debt securities:
Corporate debt securities	—	1,586		3,463	5,049
Preferred shares	—	—		391	391
Asset-backed securities	—	59		914	973
Other debt securities	—	—		—	—
Debt securities measured at net asset value**					548
Total debt securities	—	1,645		4,768	6,961
Derivative assets:
Interest rate	—	1,288		—	1,288
Foreign exchange	—	213		—	213
Interest rate and currency	—	2,833		34	2,867
Equity and other	—	—		161	161
Credit and Other derivative contracts	—	42		—	42
Total derivative assets	—	4,376		195	4,571
Total assets at fair value	$15,097	$26,511		$10,481	$56,628
Borrowings:
Structured bonds	$—	$5,970		$—	$5,970
Unstructured bonds	—	46,319		149	46,468
Total borrowings (outstanding principal balance $53,641***)	—	52,289		149	52,438
Derivative liabilities:
Interest rate	—	1,012		—	1,012
Foreign exchange	—	186		—	186
Interest rate and currency	—	3,137		40	3,177
Equity and other	—	—		5	5
Credit and Other derivative contracts	—	24		—	24
Total derivative liabilities	—	4,359		45	4,404
Total liabilities at fair value	$—	$56,648		$194	$56,842
* Includes securities priced at par plus accrued interest, which approximates fair value.
** Includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $4,708 million, with a fair value of $2,022 million as of September 30, 2020.
*** In accordance with ASC 820, investments that are measured at fair value using net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in condensed consolidated balance sheet.
**** Less than $0.5 million.
In addition, time deposits of $13,284 million are considered to be level 2.
Note: For the quarter ended September 30, 2020: There were no trading securities transferred from level 1 to level 2 and from level 2 to level 1. Equity investments with fair value of $58 million were transferred from level 1 to level 2 and $56 million from level 2 to level 1 due to decrease/increase in market activities. There were no bonds issued by IFC transferred from level 1 to level 2 & from level 2 to level 1.

INTERNATIONAL FINANCE CORPORATION	Page 67

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

	June 30, 2020
	Level 1	Level 2		Level 3	Total
Trading securities:
Asset-backed securities	$—	$5,102		$20	$5,122
Corporate debt securities	—	3,948		—	3,948
Government obligations	12,450	8,697		—	21,147
Money market funds	—	—		—	—
Total trading securities	12,450	17,747	*	20	30,217
Loans	—	—		942	942
Loans measured at net asset value**					13
Total Loans (Outstanding principal balance $1,113)	—	—		942	955
Equity investments:
Banking and other financial institutions	815	99		1,765	2,679
Funds	46	—		115	161
Others	1,089	40		2,620	3,749
Equity investments measured at net asset value**					3,777
Total equity investments	1,950	139		4,500	10,366
Debt securities:
Corporate debt securities	—	1,180		3,648	4,828
Preferred shares	—	—		390	390
Asset-backed securities	—	56		930	986
Other debt securities	—	—		—	—
Debt securities measured at net asset value**					462
Total debt securities	—	1,236		4,968	6,666
Derivative assets:
Interest rate	—	1,366		—	1,366
Foreign exchange	—	176		—	176
Interest rate and currency	—	2,536		41	2,577
Equity and other	—	—		153	153
Credit and Other derivative contracts	—	42		—	42
Total derivative assets	—	4,120		194	4,314
Total assets at fair value	$14,400	$23,242		$10,624	$52,518
Borrowings:
Structured bonds	$—	$5,863		$—	$5,863
Unstructured bonds	—	45,686		152	45,838
Total borrowings (outstanding principal balance $52,676***)	—	51,549		152	51,701
Derivative liabilities:
Interest rate	—	1,052		—	1,052
Foreign exchange	—	123		—	123
Interest rate and currency	—	3,147		38	3,185
Equity and other	—	—		4	4
Credit and Other derivative contracts	—	19		—	19
Total derivative liabilities	—	4,341		42	4,383
Total liabilities at fair value	$—	$55,890		$194	$56,084
* Includes securities priced at par plus accrued interest, which approximates fair value.
**In accordance with ASC 820, investments that are measured at fair value using net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in condensed consolidated balance sheet.
*** Includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $4,736 million, with a fair value of $2,174 million as of June 30, 2020.
In addition, time deposits of $14,218 million are considered to be level 2.
Note: For the year ended June 30, 2020: There were no trading securities transferred from level 1 to level 2 and from level 2 to level 1. Equity investments with fair value of $38 million were transferred from level 1 to level 2 and $125 million from level 2 to level 1 due to decrease/increase in market activities. There were no bonds issued by IFC transferred from level 1 to level 2 & from level 2 to level 1.

INTERNATIONAL FINANCE CORPORATION	Page 68

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

The following tables present the changes in the carrying value of IFC’s Level 3 financial assets and financial liabilities for the three months ended September 30, 2020 and 2019 (US$ millions).

	Three months ended September 30, 2020
	Balance as of July 1, 2020	Net gains and losses (realized and unrealized) included in		Purchases, issuances, sales, settlements and others	Transfers into Level 3 (*)	Transfers out of Level 3 (**)	Balance as of September 30, 2020	Net unrealized gains/losses included in net income related to assets / liabilities held at period end	Net unrealized gains/losses included in other comprehensive income related to assets / liabilities held at period end
		Net Income	Other comprehensive income
Trading securities:
Asset-backed securities	$20	$—	$—	$108	$—	$—	$128	$—	$—
Corporate debt securities	—	—	—	—	—	—	—	—	—
Government and agency obligations	—	1	—	59	42	—	102	1	—
Total trading securities	20	1	—	167	42	—	230	1	—
Loans	942	29	—	35	—	—	1,006	29	—
Equity investments:
Banking and other financial institutions	1,765	23	—	(197)	—	—	1,591	144	—
Funds	115	(1)	—	(22)	—	—	92	(1)	—
Others	2,620	34	—	(10)	1	(46)	2,599	17	—
Total equity investments	4,500	56	—	(229)	1	(46)	4,282	160	—
Debt securities:
Corporate debt securities	3,648	41	34	103	175	(538)	3,463	66	24
Preferred shares	390	(5)	9	(3)	—	—	391	(8)	9
Asset-backed securities	930	10	(7)	(19)	—	—	914	11	(14)
Other debt securities	—	—	—	—	—	—	—	—	—
Total debt securities	4,968	46	36	81	175	(538)	4,768	69	19
Derivative assets:
Interest rate and currency	41	(7)	—	—	—	—	34	14	—
Equity and other	153	7	—	1	—	—	161	7	—
Total derivative assets	194	—	—	1	—	—	195	21	—
Total assets at fair value	$10,624	$132	$36	$55	$218	$(584)	$10,481	$280	$19
Borrowings:
Structured bonds	$—	$—	$—	$—	$—	$—	$—	$—	$—
Unstructured bonds	(152)	3	—	—	—	—	(149)	3	—
Total borrowings	(152)	3	—	—	—	—	(149)	3	—
Derivative liabilities:
Interest rate	—	—	—	—	—	—	—	—	—
Interest rate and currency	(38)	—	—	(2)	—	—	(40)	(24)	—
Equity and other	(4)	—	—	(1)	—	—	(5)	(1)	—
Total derivative liabilities	(42)	—	—	(3)	—	—	(45)	(25)	—
Total liabilities at fair value	$(194)	$3	$—	$(3)	$—	$—	$(194)	$(22)	$—
(*) Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of September 30, 2020.
(**) Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of July 1, 2020 beginning balance as of September 30, 2020.
(***) Less than $0.5 million.

INTERNATIONAL FINANCE CORPORATION	Page 69

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

	Three months ended September 30, 2019
	Balance as of July 1, 2019	Net gains and losses (realized and unrealized) included in		Purchases, issuances, sales, settlements and others	Transfers into Level 3 (*)	Transfers out of Level 3 (**)	Balance as of September 30, 2019	Net unrealized gains/losses included in net income related to assets / liabilities held at period end
		Net Income	Other comprehensive income
Trading securities:
Asset-backed securities	$1	$1	$—	$85	$48	$(1)	$134	$1
Corporate debt securities	—	—	—	—	—	—	—	—
Government and agency obligations	—	—	—	—	—	—	—	—
Total trading securities	1	1	—	85	48	(1)	134	1
Loans	850	13	—	(43)	—	—	820	3
Equity investments:
Banking and other financial institutions	2,422	(61)	—	(73)	60	(65)	2,283	(77)
Funds	61	—	—	22	—	—	83	—
Others	3,605	(8)	—	54	—	(4)	3,647	(18)
Total equity investments	6,088	(69)	—	3	60	(69)	6,013	(95)
Debt securities:
Corporate debt securities	2,994	(15)	4	164	104	(395)	2,856	(7)
Preferred shares	495	(4)	(25)	(51)	—	—	415	(3)
Asset-backed securities	887	(43)	25	103	57	—	1,029	(19)
Other debt securities	—	—	—	—	—	—	—	—
Total debt securities	4,376	(62)	4	216	161	(395)	4,300	(29)
Derivative assets:
Interest rate and currency	15	5	—	1	24	(2)	43	9
Equity and other	161	(30)	—	(1)	—	—	130	(30)
Total derivative assets	176	(25)	—	—	24	(2)	173	(21)
Total assets at fair value	$11,491	$(142)	$4	$261	$293	$(467)	$11,440	$(141)
Borrowings:
Structured bonds	$—	$—	$—	$—	$—	$—	$—	$—
Unstructured bonds	(83)	4	—	(6)	(60)	8	(137)	4
Total borrowings	(83)	4	—	(6)	(60)	8	(137)	4
Derivative liabilities:
Interest rate	—	—	—	—	—	—	—	—
Interest rate and currency	(2)	(3)	—	(1)	(23)	2	(27)	(10)
Equity and other	(11)	2	—	—	—	—	(9)	2
Total derivative liabilities	(13)	(1)	—	(1)	(23)	2	(36)	(8)
Total liabilities at fair value	$(96)	$3	$—	$(7)	$(83)	$10	$(173)	$(4)
(*) Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of September 30, 2019.
(**) Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of July 1, 2019 beginning balance as of September 30, 2019.
(***) Less than $0.5 million.

INTERNATIONAL FINANCE CORPORATION	Page 70

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

The following tables present gross purchases, sales, issuances and settlements related to the changes in the carrying value of IFC’s Level 3 financial assets and financial liabilities for the three months ended September 30, 2020 and 2019 (US$ millions).

	Three months ended September 30, 2020
	Purchases	Sales	Issuances	Settlements and others	Net

Trading securities:
Asset-backed securities	$109	$—	$—	$(1)	$108
Corporate debt securities	—	—	—	—	—
Government and agency obligations	59	—	—	—	59
Total trading securities	168	—	—	(1)	167
Loans	—	(14)	66	(17)	35
Equity investments:
Banking and other financial institutions	14	(211)	—	—	(197)
Funds	53	—	—	(75)	(22)
Others	38	(45)	—	(3)	(10)
Total equity investments	105	(256)	—	(78)	(229)
Debt securities:
Corporate debt securities	272	(88)	—	(81)	103
Preferred shares	—	(2)	—	(1)	(3)
Asset-backed securities	1	—	—	(20)	(19)
Total debt securities	273	(90)	—	(102)	81
Derivative assets:
Interest rate and currency	—	—	1	(1)	—
Equity and other	—	—	—	1	1
Total derivative assets	—	—	1	—	1
Total assets at fair value	$546	$(360)	$67	$(198)	$55
Borrowings:
Structured Bonds	$—	$—	$—	$—	$—
Unstructured Bonds	—	—	—	—	—
Total Borrowings	—	—	—	—	—
Derivative liabilities:
Interest rate	—	—	—	—	—
Interest rate and currency	—	—	(1)	(1)	(2)
Equity and other	—	—	—	(1)	(1)
Total derivative liabilities	—	—	(1)	(2)	(3)
Total liabilities at fair value	$—	$—	$(1)	$(2)	$(3)

INTERNATIONAL FINANCE CORPORATION	Page 71

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

	Three months ended September 30, 2019
	Purchases	Sales	Issuances	Settlements and others	Net

Trading securities:
Asset-backed securities	$98	$(13)	$—	$—	$85
Corporate debt securities	—	—	—	—	—
Government and agency obligations	—	—	—	—	—
Total trading securities	98	(13)	—	—	85
Loans	—	—	75	(118)	(43)
Equity investments:
Banking and other financial institutions	18	(24)	—	(67)	(73)
Funds	37	—	—	(15)	22
Others	51	(44)	—	47	54
Total equity investments	106	(68)	—	(35)	3
Debt securities:
Corporate debt securities	222	—	—	(58)	164
Preferred shares	—	(25)	—	(26)	(51)
Asset-backed securities	129	(1)	—	(25)	103
Total debt securities	351	(26)	—	(109)	216
Derivative assets:
Interest rate and currency	—	—	1	—	1
Equity and other	—	—	—	(1)	(1)
Total derivative assets	—	—	1	(1)	—
Total assets at fair value	$555	$(107)	$76	$(263)	$261
Borrowings:
Structured Bonds	$—	$—	$—	$—	$—
Unstructured Bonds	—	—	(6)	—	(6)
Total Borrowings	—	—	(6)	—	(6)
Derivative liabilities:
Interest rate	—	—	—	—	—
Interest rate and currency	—	—	(1)	—	(1)
Equity and other	—	—	—	—	—
Total derivative liabilities	—	—	(1)	—	(1)
Total liabilities at fair value	$—	$—	$(7)	$—	$(7)
Gains and losses (realized and unrealized) from trading securities, loans, equity investments and debt securities included in net income for the period are reported on the condensed consolidated statements of operations in income from liquid asset trading activities, Income from Loans and guarantees, including realized gains and losses on loans and associated derivatives, income from equity investments and associated derivatives, income from debt securities and realized gains and losses on debt securities and associated derivatives and net unrealized gains and losses on non-trading financial instruments accounted for at fair value.

INTERNATIONAL FINANCE CORPORATION	Page 72

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE L – SEGMENT REPORTING

For management purposes, IFC’s business comprises three segments: investment services, treasury services and advisory services. The investment services segment consists primarily of lending and investing in debt and equity securities. The investment services segment also includes AMC, which is not separately disclosed due to its immaterial impact. Further information about the impact of AMC on IFC’s condensed consolidated balance sheets and statements of operations can be found in Note B. Operationally, the treasury services segment consists of the borrowing, liquid asset management, asset and liability management and client risk management activities. Advisory services provide consultation services to governments and the private sector. Consistent with internal reporting, net income or expense from asset and liability management and client risk management activities in support of investment services is allocated from the treasury segment to the investment services segment.
The performance of investment services, treasury services and advisory services is assessed by senior management on the basis of net income for each segment, return on assets, and return on capital employed. Advisory services are primarily assessed based on the level and adequacy of its funding sources (See Note N). IFC’s management reporting system and policies are used to determine revenues and expenses attributable to each segment. Consistent with internal reporting, administrative expenses are allocated to each segment based largely upon personnel costs and segment headcounts. Transactions between segments are immaterial and, thus, are not a factor in reconciling to the consolidated data.
The assets of the investment, treasury, and advisory services segments are detailed in Notes D, C, and N, respectively. An analysis of IFC’s major components of income and expense by business segment for the three months ended September 30, 2020 and 2019, is provided below (US$ millions):

Three months ended September 30, 2020
	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$268	$—	$—	$268
Release of provision for losses on loans, off-balance sheet credit exposures and other receivables	114	—	—	114
Income from equity investments and associated derivatives	442	—	—	442
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	68	—	—	68
Provision for losses on available-for-sale debt securities	(1)	—	—	(1)
Income from liquid asset trading activities	—	122	—	122
Charges on borrowings	(80)	(45)	—	(125)
Advisory services income	—	—	45	45
Service fees and other income	70	—	—	70
Administrative expenses	(294)	(10)	(33)	(337)
Advisory services expenses	—	—	(51)	(51)
Expense from pension and other postretirement benefit plans	(10)	(1)	(3)	(14)
Foreign currency transaction gains and losses on non-trading activities	(88)	—	—	(88)
Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	489	66	(42)	513
Net unrealized gains on non-trading financial instruments accounted for at fair value	94	77	—	171
Net income (loss)	$583	$143	$(42)	$684

INTERNATIONAL FINANCE CORPORATION	Page 73

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE L – SEGMENT REPORTING (continued)

Three months ended September 30, 2019
	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$422	$—	$—	$422
Provision for losses on loans, off-balance sheet credit exposures and other receivables	(101)	—	—	(101)
Loss from equity investments and associated derivatives	(147)	—	—	(147)
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	39	—	—	39
Income from liquid asset trading activities	—	278	—	278
Charges on borrowings	(197)	(168)	—	(365)
Advisory services income	—	—	55	55
Service fees and other income	65	—	—	65
Administrative expenses	(300)	(8)	(32)	(340)
Advisory services expenses	—	—	(64)	(64)
Expense from pension and other postretirement benefit plans	(4)	—	(1)	(5)
Other expenses	(5)	—	—	(5)
Foreign currency transaction gains and losses on non-trading activities	90	—	—	90
(Loss) income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	(138)	102	(42)	(78)
Net unrealized losses on non-trading financial instruments accounted for at fair value	(64)	(26)	—	(90)
Net (loss) income	$(202)	$76	$(42)	$(168)
* Less than $0.5 million.
NOTE M – VARIABLE INTEREST ENTITIES
Significant variable interests
IFC has identified investments in 214 VIEs which are not consolidated by IFC but in which it is deemed to hold significant variable interests at September 30, 2020 (214 investments - June 30, 2020).
The majority of these VIEs do not involve securitizations or other types of structured financing. IFC is usually the minority investor in these VIEs. These VIEs are mainly: (a) investment funds, where the general partner or fund manager does not have substantive equity at risk, which IFC does not consolidate because it does not have the power to direct the activities of the VIEs that most significantly impact their economic performance and (b) entities whose total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support or whose activities are so narrowly defined by contracts that equity investors are considered to lack decision making ability, which IFC does not consolidate because it does not have the power to control the activities that most significantly impact their economic performance. IFC’s involvement with these VIEs includes investments in equity interests and senior or subordinated interests, guarantees and risk management arrangements. IFC’s interests in these VIEs are recorded on IFC’s condensed consolidated balance sheet primarily in equity investments, loans, debt securities, and other liabilities, as appropriate.
Based on the most recent available data of these VIEs, the balance sheet size, including committed funding, in which IFC is deemed to hold significant variable interests, totaled $29,901 million at September 30, 2020 ($30,736 million - June 30, 2020). IFC’s maximum exposure to loss as a result of its investments in these VIEs, comprising both carrying value of investments and amounts committed but not yet disbursed, was $5,393 million at September 30, 2020 ($5,510 million - June 30, 2020).
IFC transacted with a VIE, of which IFC is the primary beneficiary, to construct an office building at 2100 K Street on land owned by IFC adjacent to its current office premise. IFC commenced occupying the building in March 2019. The building and land, totaling $119 million are included in Receivables and other assets on IFC's condensed consolidated balance sheet.

INTERNATIONAL FINANCE CORPORATION	Page 74

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE M – VARIABLE INTEREST ENTITIES (continued)

The industry sector and geographical regional analysis of IFC’s maximum exposures as a result of its investment in these VIEs at September 30, 2020 and June 30, 2020 is as follows (US$ millions):

	September 30, 2020
	Loans	Equity investments	Debt securities	Risk management	Total
Asia
Manufacturing, agribusiness and services	$173	$25	$19	$—	$217
Financial markets	110	100	—	—	210
Infrastructure and natural resources	416	90	15	26	547
Disruptive technologies and funds	6	297	—	—	303
Total Asia	705	512	34	26	1,277
Europe, Middle East and North Africa
Manufacturing, agribusiness and services	220	58	—	—	278
Financial markets	178	—	22	—	200
Infrastructure and natural resources	540	71	16	131	758
Disruptive technologies and funds	—	80	—	—	80
Total Europe, Middle East and North Africa	938	209	38	131	1,316
Sub-Saharan Africa, Latin America and Caribbean
Manufacturing, agribusiness and services	28	79	—	—	107
Financial markets	213	47	31	—	291
Infrastructure and natural resources	913	278	—	146	1,337
Disruptive technologies and funds	—	313	—	—	313
Total Sub-Saharan Africa, Latin America and Caribbean	1,154	717	31	146	2,048
Other
Financial markets	475	83	—	6	564
Infrastructure and natural resources	135	8	—	—	143
Disruptive technologies and funds	—	45	—	—	45
Total Other	610	136	—	6	752
Maximum exposure to VIEs	$3,407	$1,574	$103	$309	$5,393
of which:
Carrying value	$2,686	$944	$102	$259	$3,991
Committed but not disbursed	$721	$630	$1	$50	$1,402
* Less than $0.5 million.

INTERNATIONAL FINANCE CORPORATION	Page 75

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE M – VARIABLE INTEREST ENTITIES (continued)

	June 30, 2020
	Loans	Equity investments	Debt securities	Risk management	Total
Asia
Manufacturing, agribusiness and services	$159	$24	$18	$—	$201
Financial markets	163	100	—	—	263
Infrastructure and natural resources	427	97	15	28	567
Disruptive technologies and funds	6	271	—	—	277
Total Asia	755	492	33	28	1,308
Europe, Middle East and North Africa
Manufacturing, agribusiness and services	218	59	—	—	277
Financial markets	174	—	25	—	199
Infrastructure and natural resources	546	70	16	163	795
Disruptive technologies and funds	—	81	—	—	81
Total Europe, Middle East and North Africa	938	210	41	163	1,352
Sub-Saharan Africa, Latin America and Caribbean
Manufacturing, agribusiness and services	29	82	—	—	111
Financial markets	219	45	31	—	295
Infrastructure and natural resources	887	370	—	210	1,467
Disruptive technologies and funds	—	227	—	—	227
Total Sub-Saharan Africa, Latin America and Caribbean	1,135	724	31	210	2,100
Other
Financial markets	472	86	—	6	564
Infrastructure and natural resources	135	7	—	—	142
Disruptive technologies and funds	—	44	—	—	44
Total Other	607	137	—	6	750
Maximum exposure to VIEs	$3,435	$1,563	$105	$407	$5,510
of which:
Carrying value	$2,702	$1,011	$104	$356	$4,173
Committed but not disbursed	$733	$552	$1	$51	$1,337

INTERNATIONAL FINANCE CORPORATION	Page 76

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE N – ADVISORY SERVICES

IFC provides advisory services to government and private sector clients directly and in partnership with IBRD. IFC funds this business line by a combination of cash received from government and other development partners, IFC’s operations via retained earnings and operating budget allocations, as well as fees received from the recipients of the services. IFC administers development partner funds through trust funds in accordance with donor administration agreements.
As of September 30, 2020, other assets include undisbursed donor funds of $564 million ($551 million - June 30, 2020) and IFC’s advisory services funding of $344 million ($284 million - June 30, 2020). Included in other liabilities as of September 30, 2020 is $564 million ($551 million - June 30, 2020) of refundable undisbursed donor funds.
NOTE O – PENSION AND OTHER POSTRETIREMENT BENEFITS
IBRD, IFC and MIGA participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan and Trust (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.
All costs, assets and liabilities associated with these plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost-sharing methodology.
The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP allocated to IFC for the three months ended September 30, 2020 and 2019 (US$ millions). For the three months ended September 30, 2020 and 2019, the service costs of $75 million and $67 million are included in “Administrative expenses” respectively. The components of net periodic pension cost, other than the service cost component, are included in “Other” in the condensed consolidated statement of operations.

	Three months ended September 30,
	2020				2019
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total
Benefit cost
Service cost	$53	$12	$10	$75	$47	$11	$9	$67
Other components:
Interest cost	37	6	5	48	41	7	6	54
Expected return on plan assets	(51)	(9)	—	(60)	(53)	(10)	—	(63)
Amortization of unrecognized prior service cost	—	1	1	2	—	1	—	1
Amortization of unrecognized net actuarial losses	19	—	5	24	5	—	8	13
Sub total	$5	$(2)	$11	$14	$(7)	$(2)	$14	$5
Net periodic pension cost	$58	$10	$21	$89	$40	$9	$23	$72
* Less than $0.5 million.

NOTE P – OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL
IFC does not present derivative assets and liabilities or amounts due or owed under resale, repurchase and securities lending transactions related to contracts entered into with the same counterparty under a legally enforceable netting agreement on a net basis on its condensed consolidated balance sheet. The following table provides the gross and net positions of IFC’s derivative contracts, resale, repurchase and securities lending agreements considering amounts and collateral held or pledged in accordance with enforceable counterparty credit support and netting agreements described below (US$ millions). The gross and net positions include derivative assets of $801 million and derivative liabilities of $85 million as of September 30, 2020, related to derivative contracts that are not subject to counterparty credit support or netting agreements. Collateral amounts are included only to the extent of the related net derivative fair values or net resale, repurchase and securities lending agreements amounts.

INTERNATIONAL FINANCE CORPORATION	Page 77

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE P – OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL (continued)

September 30, 2020
Assets	Gross amount of assets presented in the condensed consolidated balance sheet		Gross amounts not offset in the condensed consolidated balance sheet
			Financial instruments	Collateral received		Net amount
Derivative assets	$5,057	*	$3,049	$750	***	$1,258
Resale agreements	—		—	—		—
Total assets	$5,057		$3,049	$750		$1,258

September 30, 2020
Liabilities	Gross amount of liabilities presented in the condensed consolidated balance sheet		Gross amounts not offset in the condensed consolidated balance sheet
			Financial instruments	Cash Collateral pledged	Net amount
Derivative liabilities	$4,689	**	$3,049	$1,195	$445
Repurchase and securities lending agreements	6,238		6,237	—	1
Total liabilities	$10,927		$9,286	$1,195	$446

June 30, 2020
Assets	Gross amount of assets presented in the condensed consolidated balance sheet		Gross amounts not offset in the condensed consolidated balance sheet
			Financial instruments	Collateral received		Net amount
Derivative assets	$4,870	*	$3,033	$592	***	$1,245
Resale agreements	—		—	—		—
Total assets	$4,870		$3,033	$592		$1,245

June 30, 2020
Liabilities	Gross amount of liabilities presented in the condensed consolidated balance sheet		Gross amounts not offset in the condensed consolidated balance sheet
			Financial instruments	Cash Collateral pledged	Net amount
Derivative liabilities	$4,702	**	$3,033	$1,181	$488
Repurchase and securities lending agreements	3,994		3,994	—	—
Total liabilities	$8,696		$7,027	$1,181	$488
* Includes accrued income of $486 million and $556 million as of September 30, 2020 and June 30, 2020 respectively.
** Includes accrued charges of $285 million and $319 million as of September 30, 2020 and June 30, 2020 respectively.
*** Includes cash collateral of $737 million and $577 million as of September 30, 2020 and June 30, 2020 respectively. The remaining amounts of collateral received consist of off-balance-sheet US Treasury securities reported in the above table at fair value.
IFC’s derivative contracts with market counterparties are entered into under standardized master agreements published by the International Swaps and Derivatives Association (“ISDA” Agreements). ISDA Agreements provide for a single lump sum settlement amount upon the early termination of transactions following a default or termination event whereby amounts payable by the non-defaulting party to the other party may be applied to reduce any amounts that the other party owes the non-defaulting party. This setoff effectively reduces any amount payable by the non-defaulting party to the defaulting party.

INTERNATIONAL FINANCE CORPORATION	Page 78

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE P – OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL (continued)

IFC’s ISDA Agreements are appended by a Credit Support Annex (“CSA”) that provides for the receipt, and in some cases, posting, of collateral in the form of cash, U.S. Treasury securities or U.K. gilts to reduce mark-to market exposure among derivative market counterparties. IFC recognizes cash collateral received and a corresponding liability on its balance sheet for the obligation to return it. Securities received as collateral are not recognized on IFC’s balance sheet. As of September 30, 2020, $1,195 million of cash collateral was posted under CSAs ($1,221 million June 30, 2020). IFC recognizes a receivable on its balance sheet for its rights to cash collateral posted. In accordance with the CSAs, IFC may rehypothecate securities received as collateral, subject to the obligation to return such collateral and any related distributions received. In the event of a counterparty default, IFC may exercise certain rights and remedies, including the right to set off any amounts payable by the counterparty against any collateral held by IFC and the right to liquidate any collateral held. As of September 30, 2020, IFC had $787 million ($597 million at June 30, 2020) of outstanding obligations to return cash collateral under CSAs. The estimated fair value of all securities received and held as collateral under CSAs as of September 30, 2020, all of which may be rehypothecated was $17 million ($24 million - June 30, 2020). As of September 30, 2020, $0 of such collateral was rehypothecated under securities lending agreements ($0 - June 30, 2020).
Collateral posted by IFC in connection with repurchase agreements approximates the amounts classified as Securities sold under repurchase agreements. At September 30, 2020, no trading securities were pledged in connection with borrowings under a short-term discount note program, the carrying amount of which was $2,977 million ($2,994 million - June 30, 2020) (at June 30, 2020, trading securities with a carrying amount (fair value) of $0 were pledged to secure this program).
Under certain CSA’s IFC is not required to pledge collateral unless its credit rating is downgraded from its current AAA/Aaa. The aggregate fair value of derivatives containing such a credit risk-linked contingent feature in a net liability position was $0 at September 30, 2020 ($6 million at June 30, 2020). At September 30, 2020, IFC had no collateral posted under these agreements. If IFC’s credit rating were to be downgraded from its current AAA/Aaa to AA+/Aa1 or below, then collateral in the amount of $0 would be required to be posted against net liability positions with counterparties at September 30, 2020 ($0 at June 30, 2020).
IFC’s resale, repurchase and securities lending transactions are entered into with counterparties under industry standard master netting agreements which generally provide the right to offset amounts owed one another with respect to multiple transactions under such master netting agreement and liquidate the purchased or borrowed securities in the event of counterparty default. The estimated fair value of all securities received and held as collateral under these master netting agreements as of September 30, 2020, was $0 ($0 - June 30, 2020).
The following table presents an analysis of IFC’s repurchase and securities lending transactions by (1) class of collateral pledged and (2) their remaining contractual maturity as of September 30, 2020 and June 30, 2020 (US$ millions):

	Remaining Contractual Maturity of the Agreements - September 30, 2020
	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Repurchase agreements
U.S. Treasury securities	$155	$1,704	$2,839	$1,542	$6,240
Agency securities	—	—	—	—	—
Municipal securities and other	—	—	—	—	—
Total Repurchase agreements	155	1,704	2,839	1,542	6,240
Securities lending transactions
U.S. Treasury securities	$—	$—	$—	$—	$—
Total Securities lending transactions	—	—	—	—	—
Total Repurchase agreements and Securities lending transactions	$155	$1,704	$2,839	$1,542	$6,240	*
As of September 30, 2020, IFC has no repurchase-to-maturity transactions outstanding.
* Includes accrued interest.

INTERNATIONAL FINANCE CORPORATION	Page 79

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE P – OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL (continued)

	Remaining Contractual Maturity of the Agreements - June 30, 2020
	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Repurchase agreements
U.S. Treasury securities	$250	$998	$1,254	$1,493	$3,995
Agency securities	—	—	—	—	—
Municipal securities and other	—	—	—	—	—
Total Repurchase agreements	250	998	1,254	1,493	3,995
Securities lending transactions
U.S. Treasury securities	$—	$—	$—	$—	$—
Total Securities lending transactions	—	—	—	—	—
Total Repurchase agreements and Securities lending transactions	$250	$998	$1,254	$1,493	$3,995	*
As of June 30, 2020, IFC has no repurchase-to-maturity transactions outstanding.
* Includes accrued interest.
NOTE Q – RELATED PARTY TRANSACTIONS
IFC transacts with related parties including by providing grants to IDA (see Note H - Retained Earnings Designation and Related Expenditures and Accumulated Other Comprehensive Income), receiving loans, participating in shared service arrangements, as well as through cost sharing of IBRD’s sponsored pension and other postretirement plans.
IFC's receivables from (payables to) its related parties are presented in the following table (US$ millions):

	September 30, 2020			June 30, 2020
	IBRD	IDA	Total	IBRD	IDA	Total
Services and Support Payables	$(43)	$—	$(43)	$(63)	$—	$(63)
PSW - Local Currency Facility	—	4	4	—	7	7
PSW - Blended Finance Facility	—	(7)	(7)	—	(7)	(7)
Borrowings	—	(556)	(556)	—	(621)	(621)
Pension and Other Postretirement Benefits	503	—	503	477	—	477
Share of Investments*	149	—	149	140	—	140
	$609	$(559)	$50	$554	$(621)	$(67)
* Represents receivable from IBRD for IFC's share of investments associated with Post-Retirement Contribution Reserve Fund (PCRF), which is a fund established to stabilize contributions made to the pension plans.
The receivables from (payables to) these related parties are reported in the Balance Sheet as follows:

Receivables / Payables related to:	Reported as:
Receivable for pension and other postretirement benefits, and shares of investments	Receivables and other assets
Payable for services and support	Payables and other liabilities
Services and Support Payments
IFC obtains certain administrative and overhead services from IBRD in those areas where common services can be efficiently provided by IBRD. This includes shared costs of the Boards of Governors and Directors, and other services such as communications, internal auditing, administrative support, supplies, and insurance. IFC makes payments for these services to IBRD based on negotiated fees, chargebacks and allocated charges, where chargeback is not feasible. Expenses allocated to IFC for the three months ended September 30, 2020, were $34 million ($31 million - for the three months ended September 30, 2019). Other chargebacks include $4 million for the three months ended September 30, 2020 ($3 million - for the three months ended September 30, 2019).

INTERNATIONAL FINANCE CORPORATION	Page 80

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE Q – RELATED PARTY TRANSACTIONS (continued)

IDA Private Sector Window (IDA-PSW)
As part of the IDA 18 Replenishment, a $2.5 billion IDA-PSW has been created to mobilize private sector investment in IDA-only and IDA-eligible fragile and conflict-affected states. Under the fee arrangement for the IDA-PSW, IDA will receive a fee for transactions executed under this window and will reimburse IFC and MIGA for the related costs incurred in administering transactions below.
IDA-PSW transactions (in US$ millions)

Facility	USD Notional	Net Asset/(Liability) position	Description	Balance Sheet Location
Local currency	71	4	Currency swaps with IDA to support local currency denominated loans	Derivative assets/liabilities

Facility	Commitments	Net Asset/(Liability) position	Description	Balance Sheet Location
Blended Finance	56	(7)	Funding for IFC's IDA-PSW equity investments	Payables and other liabilities
Blended Finance	676*	—	Guarantee from IDA that shares the first loss to support IFC's Guarantee Programs in IDA-PSW eligible countries	Off-balance sheet item
* Includes $161 million that has been approved but not committed as of September 30, 2020.
Borrowings
During the quarter ended September 30, 2014, IFC issued an amortizing, non-interest bearing promissory note, maturing September 15, 2039, to IDA (the Note) in exchange for $1,179 million. The Note requires payments totaling $1,318 million, resulting in an effective interest rate of 1.84%. With IFC’s consent, IDA may redeem the Note after September 2, 2019, upon an adverse change in its financial condition or outlook. The amount due to IDA upon such redemption is equal to the present value of the all unpaid amounts discounted at the effective interest rate. IDA may transfer the Note; however, its redemption right is not transferrable. IFC has elected the Fair Value Option for the Note.
IFC has investments where IFC has significant influence, direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence, and equity interests in private equity funds. However, IFC’s transactions with its investment affiliates are limited to IFC’s equity and debt investments and disclosed in other footnotes.
Pension and Other Postretirement Benefits
The receivable from IBRD represents IFC’s net share of prepaid costs for pension and other postretirement benefit plans and Post-Employment Benefits Plan (PEBP) assets. These will be realized over the lives of the plan participants.

NOTE R - SUBSEQUENT EVENTS
The fair value of IFC’s listed equity investments is based on market prices of such investments as of September 30, 2020. Changes in market prices subsequent to September 30, 2020 will be reported in the period in which such change occurs.
NOTE S - CONTINGENCIES
In the normal course of its business, IFC is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, IFC’s Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on IFC’s financial position, results of operations or cash flows.

INDEPENDENT AUDITORS’ REVIEW REPORT

President and Board of Directors
International Finance Corporation:

We have reviewed the accompanying condensed consolidated balance sheet of International Finance Corporation and its subsidiaries (“IFC”) as of September 30, 2020, and the related condensed consolidated statements of operations, comprehensive income (loss), changes in capital, and cash flows for the three-month periods ended September 30, 2020 and 2019 (the "interim financial information").

Management’s Responsibility for the Interim Financial Information
IFC’s management is responsible for the preparation and fair presentation of the interim financial information in accordance with accounting principles generally accepted in the United States of America; this responsibility includes the design, implementation, and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of interim financial information in accordance with accounting principles generally accepted in the United States of America.

Auditors’ Responsibility
Our responsibility is to conduct our reviews in accordance with auditing standards generally accepted in the United States of America applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion.

Conclusion
Based on our reviews, we are not aware of any material modifications that should be made to the interim financial information referred to above for it to be in accordance with accounting principles generally accepted in the United States of America.

Report on Condensed Consolidated Balance Sheet as of June 30, 2020
We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of IFC as of June 30, 2020, and the related consolidated statements of operations, comprehensive income (loss), changes in capital, and cash flows for the year then ended (not presented herein); and we expressed an unmodified audit opinion on those audited consolidated financial statements in our report dated August 7, 2020. In our opinion, the accompanying condensed consolidated balance sheet of IFC as of June 30, 2020, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

November 12, 2020

INTERNATIONAL FINANCE CORPORATION	Page 82

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
September 30, 2020
New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate*	Settle Date
21_15XXXXX	AUD	75,000,000	53,853,750	1.25	06-Aug-20
21_16XXXXX	AUD	25,000,000	17,951,250	1.25	06-Aug-20
21_19XXXXX	AUD	25,000,000	17,930,000	1.25	13-Aug-20
21_39XXXXX	AUD	860,000	612,320	1.80	29-Sep-20
	Sum Of Notional	125,860,000	90,347,320
21_38XXXXX	AZN	21,100,000	12,419,070	7.50	24-Sep-20
	Sum Of Notional	21,100,000	12,419,070
21_04XXXXX	BRL	30,000,000	5,586,488	4.25	16-Jul-20
21_32XXXXX	BRL	30,000,000	5,363,464	—	24-Sep-20
	Sum Of Notional	60,000,000	10,949,952
21_31XXXXX	CAD	500,000,000	379,881,477	0.63	16-Sep-20
	Sum Of Notional	500,000,000	379,881,477
21_05XXXXX	CNY	38,500,000	5,501,218	1.50	17-Jul-20
21_07XXXXX	CNY	35,000,000	4,998,893	1.25	28-Jul-20
21_36XXXXX	CNY	250,000,000	36,990,457	2.55	16-Sep-20
	Sum Of Notional	323,500,000	47,490,568
21_23XXXXX	COP	125,000,000,000	32,860,147	3.75	21-Aug-20
	Sum Of Notional	125,000,000,000	32,860,147
21_10XXXXX	HKD	100,000,000	12,902,810	0.25	28-Jul-20
21_13XXXXX	HKD	100,000,000	12,902,976	0.28	30-Jul-20
21_26XXXXX	HKD	300,000,000	38,708,928	0.18	28-Aug-20
	Sum Of Notional	500,000,000	64,514,714
20_202XXXX	JPY	500,000,000	4,651,379	3.22	01-Jul-20
20_211XXXX	JPY	100,000,000	931,489	4.40	09-Jul-20
20_210XXXX	JPY	200,000,000	1,862,197	1.80	14-Jul-20
21_02XXXXX	JPY	100,000,000	949,893	1.67	27-Jul-20
21_08XXXXX	JPY	273,000,000	2,600,000	2.70	29-Jul-20
21_22XXXXX	JPY	1,963,000,000	18,472,686	2.30	26-Aug-20
21_17XXXXX	JPY	994,000,000	9,369,845	3.00	27-Aug-20
21_24XXXXX	JPY	411,000,000	3,874,252	2.20	27-Aug-20
21_34XXXXX	JPY	1,994,000,000	18,883,470	3.00	29-Sep-20
21_40XXXXX	JPY	296,000,000	2,803,163	2.00	29-Sep-20
	Sum Of Notional	6,831,000,000	64,398,374
20_212XXXX	MXN	150,000,000	6,595,726	—	10-Jul-20
21_14XXXXX	MXN	130,000,000	5,763,305	5.13	05-Aug-20
21_35XXXXX	MXN	2,000,000,000	95,275,752	—	15-Sep-20
	Sum Of Notional	2,280,000,000	107,634,783
21_30XXXXX	NZD	400,000,000	267,040,000	0.38	10-Sep-20
21_41XXXXX	NZD	425,000,000	279,650,000	0.38	30-Sep-20
	Sum Of Notional	825,000,000	546,690,000

INTERNATIONAL FINANCE CORPORATION	Page 83

Reporting to SEC on New and Matured Borrowings

New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate*	Settle Date
21_11XXXXX	RUB	500,000,000	6,927,607	5.25	28-Jul-20
21_12XXXXX	RUB	500,000,000	6,927,606	6.38	28-Jul-20
21_33XXXXX	RUB	2,500,000,000	33,225,903	—	14-Sep-20
21_42XXXXX	RUB	750,000,000	9,733,939	5.25	24-Sep-20
	Sum Of Notional	4,250,000,000	56,815,055
21_37XXXXX	SEK	250,000,000	28,341,137	0.75	17-Sep-20
	Sum Of Notional	250,000,000	28,341,137
21_01XXXXX	USD	4,700,000	4,700,000	0.25	14-Jul-20
21_06XXXXX	USD	2,000,000,000	2,000,000,000	0.38	16-Jul-20
21_03XXXXX	USD	30,000,000	30,000,000	0.38	17-Jul-20
21_09XXXXX	USD	1,370,000	1,370,000	2.40	29-Jul-20
21_25XXXXX	USD	1,000,000,000	1,000,000,000	0.75	27-Aug-20
21_21XXXXX	USD	18,940,000	18,940,000	0.25	28-Aug-20
21_20XXXXX	USD	20,000,000	20,000,000	1.01	01-Sep-20
21_29XXXXX	USD	20,000,000	20,000,000	0.20	04-Sep-20
21_28XXXXX	USD	15,000,000	15,000,000	0.35	08-Sep-20
21_27XXXXX	USD	108,240,000	108,240,000	3.34	09-Sep-20
	Sum Of Notional	3,218,250,000	3,218,250,000
21_18XXXXX	ZAR	240,000,000	13,740,982	3.40	14-Aug-20
	Sum Of Notional	240,000,000	13,740,982

TOTAL NEW MARKET BORROWINGS			4,674,333,579

Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
11_03XXXXX	AUD	500,000,000	357,325,000	5.75	28-Jul-20
11_38XXXXX	AUD	400,000,000	285,860,000	5.75	28-Jul-20
12_49XXXXX	AUD	300,000,000	214,395,000	5.75	28-Jul-20
20_183_B1X	AUD	1,290,000	921,899	2.20	28-Jul-20
	Sum Of Notional	1,201,290,000	858,501,899
15_189XXXX	BRL	24,500,000	4,630,373	9.75	05-Aug-20
17_282XXXX	BRL	21,800,000	4,119,815	6.40	06-Aug-20
16_125_B3X	BRL	20,000,000	3,575,643	—	24-Sep-20
17_11_B3XX	BRL	25,000,000	4,469,553	—	24-Sep-20
17_46_B2XX	BRL	21,000,000	3,754,425	6.50	24-Sep-20
	Sum Of Notional	112,300,000	20,549,809
16_37XXXXX	COP	19,000,000,000	5,114,243	5.27	18-Sep-20
16_79XXXXX	COP	3,000,000,000	807,512	5.27	18-Sep-20
17_217XXXX	COP	3,000,000,000	807,512	5.27	18-Sep-20
17_231XXXX	COP	8,000,000,000	2,153,365	5.27	18-Sep-20
17_243XXXX	COP	4,000,000,000	1,076,683	5.27	18-Sep-20
17_253XXXX	COP	3,600,000,000	969,015	5.27	18-Sep-20
17_566XXXX	COP	5,000,000,000	1,345,853	5.27	18-Sep-20

INTERNATIONAL FINANCE CORPORATION	Page 84

Reporting to SEC on New and Matured Borrowings

Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
17_598XXXX	COP	3,050,000,000	820,971	5.27	18-Sep-20
17_626XXXX	COP	5,000,000,000	1,345,853	5.27	18-Sep-20
17_645XXXX	COP	3,000,000,000	807,512	5.27	18-Sep-20
17_676XXXX	COP	4,000,000,000	1,076,683	5.27	18-Sep-20
18_290XXXX	COP	5,000,000,000	1,345,853	5.27	18-Sep-20
18_42XXXXX	COP	3,000,000,000	807,512	5.27	18-Sep-20
18_83XXXXX	COP	3,000,000,000	807,512	5.27	18-Sep-20
	Sum Of Notional	71,650,000,000	19,286,079
16_42XXXXX	CRC	1,500,000,000	2,489,461	6.75	25-Sep-20
	Sum Of Notional	1,500,000,000	2,489,461
17_500XXXX	DOP	25,714,285	440,842	8.75	21-Jul-20
17_501XXXX	DOP	49,986	857	8.75	21-Jul-20
	Sum Of Notional	25,764,271	441,699
18_56XXXXX	GBP	150,000,000	195,877,500	0.33	08-Sep-20
	Sum Of Notional	150,000,000	195,877,500
20_17XXXXX	HKD	100,000,000	12,902,643	1.73	13-Aug-20
	Sum Of Notional	100,000,000	12,902,643
15_510_B1X	INR	4,650,000,000	62,306,131	6.30	21-Jul-20
15_510_B2X	INR	1,350,000,000	18,088,877	6.30	21-Jul-20
16_522XXXX	INR	3,150,000,000	42,036,151	6.45	10-Aug-20
	Sum Of Notional	9,150,000,000	122,431,159
20_174_B1X	JPY	500,000,000	4,655,493	0.10	14-Jul-20
20_182_B1X	JPY	153,000,000	1,454,165	2.90	28-Jul-20
16_01XXXXX	JPY	1,490,000,000	14,176,300	0.50	30-Jul-20
20_138_B1X	JPY	308,000,000	2,900,735	2.75	04-Sep-20
	Sum Of Notional	2,451,000,000	23,186,693
19_519XXXX	KZT	659,769,257	1,589,786	8.30	20-Jul-20
19_547XXXX	KZT	250,733,389	594,240	8.30	18-Sep-20
	Sum Of Notional	910,502,646	2,184,026
17_283XXXX	MXN	97,180,000	4,302,284	4.96	06-Aug-20
	Sum Of Notional	97,180,000	4,302,284
20_193XXXX	NOK	1,083,900,000	120,134,332	3.58	08-Sep-20
	Sum Of Notional	1,083,900,000	120,134,332
18_36YYYYY	NZD	2,250,000	1,486,350	1.60	11-Aug-20
	Sum Of Notional	2,250,000	1,486,350
18_05XXXXX	PEN	175,000,000	49,934,372	4.25	13-Jul-20
	Sum Of Notional	175,000,000	49,934,372
18_718_1XX	PHP	165,641,920	3,422,990	6.34	18-Sep-20
	Sum Of Notional	165,641,920	3,422,990
17_71XXXXX	RUB	200,000,000	2,659,532	5.50	10-Sep-20
	Sum Of Notional	200,000,000	2,659,532

INTERNATIONAL FINANCE CORPORATION	Page 85

Reporting to SEC on New and Matured Borrowings

Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
19_24XXXXX	TRY	2,840,000	413,626	17.72	10-Jul-20
18_374XXXX	TRY	20,000,000	2,913,222	15.00	13-Jul-20
18_365XXXX	TRY	31,000,000	4,441,388	—	30-Jul-20
19_03XXXXX	TRY	4,000,000	550,396	15.15	20-Aug-20
18_149XXXX	TRY	25,000,000	3,389,808	—	24-Aug-20
18_167XXXX	TRY	50,000,000	6,779,615	—	24-Aug-20
18_248XXXX	TRY	50,000,000	6,779,615	—	24-Aug-20
18_334XXXX	TRY	50,000,000	6,779,615	—	24-Aug-20
18_350XXXX	TRY	25,000,000	3,389,808	—	24-Aug-20
18_58XXXXX	TRY	200,000,000	27,118,460	—	24-Aug-20
19_08XXXXX	TRY	50,000,000	6,779,615	—	24-Aug-20
19_12XXXXX	TRY	50,000,000	6,779,615	—	24-Aug-20
19_15XXXXX	TRY	50,000,000	6,779,615	—	24-Aug-20
	Sum Of Notional	607,840,000.00	82,894,398
16_207_B1X	USD	100,000,000	100,000,000	3.00	07-Jul-20
17_284YYYY	USD	2,500,000	2,500,000	5.15	07-Jul-20
19_30_B1XX	USD	1,119,000	1,119,000	2.75	15-Jul-20
16_05XXXXX	USD	2,250,000,000	2,250,000,000	1.63	16-Jul-20
20_119_B1X	USD	4,700,000	4,700,000	1.65	17-Jul-20
19_17XXXXX	USD	25,000,000	25,000,000	2.69	20-Jul-20
17_12_B1XX	USD	50,000,000	50,000,000	4.20	27-Jul-20
17_17_B1XX	USD	50,000,000	50,000,000	2.90	27-Jul-20
19_104XXXX	USD	14,392,000	14,392,000	2.98	17-Aug-20
19_50_B1XX	USD	8,032,000	8,032,000	2.75	17-Aug-20
18_44XXXXX	USD	25,000,000	25,000,000	1.62	28-Aug-20
19_60XXXXX	USD	55,000,000	55,000,000	2.75	08-Sep-20
16_40XXXXX	USD	50,000,000	50,000,000	0.64	14-Sep-20
19_561_B1X	USD	1,580,000	1,580,000	8.00	14-Sep-20
20_100XXXX	USD	50,000,000	50,000,000	0.21	25-Sep-20
	Sum Of Notional	2,687,323,000	2,687,323,000
18_725XXXX	UZS	80,000,000,000	7,850,064	9.45	06-Jul-20
	Sum Of Notional	80,000,000,000	7,850,064

TOTAL MATURED MARKET BORROWINGS			4,217,858,290
Matured IBRD and IDA Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
15_30XXXXX	USD	63,694,502	63,694,502	1.84	09-Sep-20
	Sum Of Notional	63,694,502	63,694,502

TOTAL MATURED IBRD AND IDA BORROWINGS			63,694,502

Net decrease in Short-term Borrowings for the quarter ended September 30, 2020			20,124,689

* Bonds where the stated interest rate is zero includes zero coupon bond issues where the contractual interest rate is zero, and structured notes where the contractual interest rate is initially zero.